AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 1994
                                             REGISTRATION NO. _________________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549
                                    FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                  ONE VALLEY BANCORP OF WEST VIRGINIA, INC.
             (Exact name of Registrant as specified in its charter)

       WEST VIRGINIA                             6711                       55-0609408
 (State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)        Classification Code Number)      Identification No.)

                               ONE VALLEY SQUARE
                            SUMMERS AND LEE STREETS
                                 P.O. BOX 1793
                        CHARLESTON, WEST VIRGINIA 25326
                                 (304) 348-7000
  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

           J. HOLMES MORRISON, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   ONE VALLEY BANCORP OF WEST VIRGINIA, INC.
                            SUMMERS AND LEE STREETS
                                 P.O. BOX 1793
                        CHARLESTON, WEST VIRGINIA 25326
                                 (304) 348-7000
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

MICHAEL A. ALBERT, ESQ.                                        JOHN J. SPIDI, ESQ.
ELIZABETH OSENTON LORD, ESQ.                                   MALIZIA, SPIDI, SLOANE
JACKSON & KELLY                     WITH COPIES TO             & FISCH, P.C.
1600 LAIDLEY TOWER                                             ONE FRANKLIN SQUARE
P.O. BOX 553                   MERRELL S. MCILWAIN II ESQ.     1301 K STREET, N.W.
CHARLESTON, WEST VIRGINIA      25322  ONE VALLEY SQUARE        SUITE 700, EAST
                               SUMMERS AND LEE STREETS         WASHINGTON, DC  20005
                               P.O. BOX 1793
                               CHARLESTON, WEST VIRGINIA 25326


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of the Registration Statement.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                        CALCULATION OF REGISTRATION FEE

  Title of Securities      Amount to            Proposed Maximum                Proposed Maximum             Amount of
   to be Registered       be Registered   Offering Price Per Share (1)     Aggregate Offering Price (1)   Registration Fee(1)
  Common Stock,
 par value $10 per share...  422,370                 $21.50                        $9,080,955                  $3131.39


    (1) Based upon the average of the bid and ask price per share for the common stock of Point Bancorp, Inc. reported in the "pink sheets" as of January 9, 1994.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

              ONE  VALLEY  BANCORP  OF  WEST  VIRGINIA,  INC.
                          CROSS  REFERENCE  SHEET

                  PURSUANT TO ITEM 501(B) OF REGULATION S-K


ITEM NUMBER                       CAPTION                          CAPTION IN PROSPECTUS

 1            Forepart of Registration Statement and Outside       Outside Front Cover Page of Prospectus
              Front Cover Page of Prospectus

 2            Inside Front and Outside Back Cover Pages of         Table of Contents; Available Information
              Prospectus

 3            Risk Factors, Ratio of Earnings to Fixed Charges,    Summary; Risk Factors
              and Other Information

 4            Terms of the Transaction                             Summary; The Merger; Rights of Dissenting
                                                                   Shareholders; Description of One Valley's
                                                                   Securities

 5            PRO FORMA Financial Information                      Pro Forma Financial Information

 6            Material Contacts with the Company Being             The Merger
              Acquired

 7            Additional Information Required for Reoffering       The Merger - Resales by Affiliates
              by Persons and Parties Deemed to
              be Underwriters

 8            Interests of Named Experts and Counsel               Experts; Legal Matters

 9            Disclosure of Commission Position on                 Undertakings
              Indemnification for Securities
               Act Liabilities

10            Information With Respect to S-3 Registrants          Market Price and Dividend Data;
                                                                   Selected Financial Data; Incorporation
                                                                   of Certain Information By Reference

11            Incorporation of Certain Information by Reference    Not Applicable

12            Information with Respect to S-2 or S-3 Registrants   Not Applicable

13            Incorporation of Certain Information by Reference    Not Applicable

14            Information With Respect to Registrants Other        Not Applicable
              Than S-3 or S-2 Registrants

15            Information with Respect to S-3 Companies            Not Applicable

16            Information with Respect to S-2 or S-3 Companies     Not Applicable


ITEM NUMBER                   CAPTION                                            CAPTION IN PROSPECTUS

17            Information With Respect to Companies Other         Business and Properties of Point Bancorp;
              Than S-3 or S-2 Companies                           Supervision and Regulation; Market Price
                                                                  and Dividend Data; Selected Financial
                                                                  Data; Management's Discussion and
                                                                  Analysis

18           Information if Proxies, Consents or                  Introduction; Summary Information;
             Authorizations are to be Solicited                   Appraisal Rights; Election of
                                                                  Directors; Incorporation of Certain
                                                                  Information by Reference

19          Information if Proxies, Consents or Authorizations    Not Applicable
            are not to be Solicited, or in an Exchange Offer

                              POINT BANCORP, INC.

                              610-12 VIAND STREET
                      POINT PLEASANT, WEST VIRGINIA 25550



                                                             January ____, 1995
To the Shareholders of
Point Bancorp, Inc.:

    You are cordially invited to attend the 1995 Annual Meeting of Shareholders of Point Bancorp, Inc. ("Point Bancorp"), which will be held at , Point Pleasant, West Virginia, on February ___,
1995, at 10:00 a.m., local time.


    At the Annual Meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger pursuant to which Point Bancorp will be merged (the "Merger") with and into One Valley Thrift, Inc. ("Thrift"), a wholly-owned subsidiary of One Valley Bancorp of West Virginia, Inc. ("One Valley"). The Merger will require One Valley to issue up to 422,370 shares of its common stock plus cash in the amount of $7.10 per share in exchange for Point Bancorp Common Stock. As a result of the Merger, Shareholders of Point Bancorp, in addition to cash of $7.10 per share, will receive six tenths (.6) of a share of Common Stock of One Valley in exchange for each share of Point Bancorp Common Stock held by them.


    Additionally, Shareholders will be asked to elect two directors and to approve the appointment by the Board of Directors of Trainer, Wright & Paterno as independent Certified Public Accountants for the fiscal year ending September 30, 1995.


    Enclosed with this letter are a Notice of Annual Meeting of Point Bancorp Shareholders and a Proxy Statement of Point Bancorp, which describes in detail the proposed Merger, the background of the Merger, and other related information. Also enclosed is a proxy solicited by the Board of Directors of Point Bancorp in connection with the Annual Meeting.


    THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND RECOMMENDS THAT SHAREHOLDERS VOTE THEIR SHARES "FOR" THE MERGER. THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTEREST OF POINT BANCORP AND ITS SHAREHOLDERS. THE AFFIRMATIVE VOTE OF A MAJORITY OF POINT BANCORP'S OUTSTANDING SHARES IS NECESSARY TO APPROVE THE MERGER. ACCORDINGLY, FAILURE TO RETURN YOUR PROXY CARD OR TO VOTE IN PERSON AT THE
ANNUAL MEETING WILL HAVE THE EFFECT OF A VOTE AGAINST THE MERGER.


    THE BOARD OF DIRECTORS ALSO RECOMMENDS THAT SHAREHOLDERS VOTE THEIR SHARES "FOR" THE ELECTION OF THE TWO NOMINEES LISTED IN THE ENCLOSED PROXY STATEMENT AND "FOR" APPROVAL OF TRAINER, WRIGHT & PATERNO AS INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 1995.


    We urge you to consider carefully all of the materials in the Proxy Statement and to execute and return the enclosed proxy as soon as possible. If you attend the Annual Meeting, you may vote in person if you wish, even though you have previously returned your proxy.

Sincerely,



                            Maye R. Smith
                            President, Chief Executive Officer
                            and Chief Financial Officer

                              POINT BANCORP,  INC.
                         POINT PLEASANT, WEST VIRGINIA


                 NOTICE  OF  ANNUAL  MEETING  OF  SHAREHOLDERS

                              FEBRUARY ____, 1995
    The Annual Meeting of Shareholders of Point Bancorp, Inc. ("Point Bancorp"), will be held on February ___, 1995, at ________________, Point Pleasant, West Virginia, at 10:00 a.m., local time, for the purpose of considering and voting upon the following:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 2, 1994, between Point Bancorp and One Valley Bancorp of West Virginia, Inc. ("One Valley"), which agreement provides for the merger (the "Merger") of Point Bancorp with and into One Valley Thrift, Inc. ("Thrift"), a wholly-owned subsidiary of One Valley. The Merger will require One Valley to issue up to 422,370 shares of common stock, par value $10.00 per share, plus cash in the amount of $7.10 per share, of One Valley in exchange for Point Bancorp Common Stock pursuant to the terms of the Merger Agreement. The Merger Agreement provides for the conversion of each share of common stock of Point Bancorp into six-tenths (.6) of a share of common stock of One Valley. The Merger Agreement is attached as Appendix I to and is described in the accompanying Proxy Statement.


    2. To elect two directors to serve for a term of three years and until their successors are chosen and qualify.


    3. To ratify the appointment by the Board of Directors of Trainer, Wright & Paterno as independent Certified Public Accountants for the year 1995.


    4. To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof, including a motion to adjourn the Annual Meeting for the purpose of soliciting additional proxies necessary for the approval of the Merger Agreement.


    Only Shareholders of record at the close of business on the record date _______________, 1994, are entitled to notice of and to vote at the Annual Meeting and any adjournments thereof. The affirmative vote of not less than a majority of Point Bancorp's outstanding Common Stock entitled to vote is necessary to approve the Merger. Accordingly, failure to return your proxy card or to vote in person at the Annual Meeting will have the effect of a vote against the Merger. In the event there are not sufficient shares represented for a quorum or votes to approve the Merger Agreement at the Annual Meeting the Annual Meeting may be adjourned to permit further solicitation. We urge you to execute and return the enclosed proxy as soon as possible to insure that your shares will be represented at the meeting. Your proxy may be revoked in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting.


                           By Order of the Board of Directors



                           Maye R. Smith
                           President, Chief Executive Officer
                           and Chief Financial Officer

Point Pleasant, West Virginia
January _____, 1995

    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE
FOR THE PROPOSAL TO ADOPT AND APPROVE THE MERGER AGREEMENT. PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

PROSPECTUS
                                PROXY STATEMENT
                                       OF
                              POINT BANCORP, INC.

                      ONE VALLEY BANCORP OF WEST VIRGINIA
                                   PROSPECTUS

                         422,370 SHARES OF COMMON STOCK



                       FOR ANNUAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON FEBRUARY ____, 1995

    This Proxy Statement/Prospectus is being furnished to the Shareholders of Point Bancorp, Inc. ("Point Bancorp"), in connection with the solicitation of proxies by the Board of Directors of Point Bancorp for use at the Annual Meeting of Shareholders of Point Bancorp to be held on February ___, 1995. At the meeting, the Shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 2, 1994, between Point Bancorp and One Valley, which agreement provides for the merger (the "Merger") of Point Bancorp with and into One Valley Thrift, Inc. ("Thrift"), a wholly-owned subsidiary of One Valley. The Merger Agreement is attached to this Proxy Statement/Prospectus as Appendix I and is incorporated by reference herein. As a result of the Merger, Shareholders of Point Bancorp will be entitled to receive, in exchange for each share of common stock of Point Bancorp six-tenths (.6) of a share of common stock of One Valley and cash in the amount of $7.10 per share. This Proxy Statement also constitutes a prospectus of One Valley relating to a maximum of 422,370 shares of common stock, par value $10.00 per share ("One Valley Common Stock"), to be issued in connection with the Merger.


    This Proxy Statement is also being furnished in connection with the solicitation of proxies for the election of directors and for the appointment of Trainer, Wright & Paterno as independent Certified Public Accountants for the year 1995.


THE SHARES OF ONE VALLEY COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT AND THE PLAN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF ONE VALLEY COMMON STOCK TO BE ISSUED UNDER THE MERGER AGREEMENT ARE NOT INSURED BY AN AGENCY OF THE GOVERNMENT.

THE SHARES OF ONE VALLEY COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FDIC, BIF OR ANY OTHER GOVERNMENTAL AGENCY.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to Shareholders of Point Bancorp on or about January _____, 1995.

   THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JANUARY  _____, 1995.

    No persons have been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus or incorporated by reference herein in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by One Valley or Point Bancorp. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of One Valley or Point Bancorp since the date of this Proxy Statement/Prospectus or that the information herein or the documents or reports incorporated by reference herein is correct as of any time subsequent to such date. All information contained in this Proxy Statement/Prospectus relating to Point Bancorp and its subsidiaries has been supplied by Point Bancorp and all information contained in this Proxy Statement/Prospectus relating to One Valley and its subsidiaries has been supplied by One Valley.


                             AVAILABLE INFORMATION

    One Valley and Point Bancorp are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information, when filed, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional offices in New York (7 World Trade Center, New York, New York 10048) and Chicago (500 W. Madison, Suite 1400, John C. Kluczynski Federal Building, Room 3190, Chicago, Illinois 60661). Copies of such material can also be obtained from the Public Reference Section of the Commission, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. One Valley and Point Bancorp each furnishes its Shareholders with annual reports containing audited financial statements with an opinion expressed by independent certified public accountants for each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by One Valley are hereby incorporated by reference into this Prospectus:


    1. Portions of (Part I and Part III) One Valley's Annual Report on Form 10-K for the fiscal year ended December

31, 1993, filed with the Commission.


    2. One Valley's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994, and

September 30, 1994, filed with the Commission.


    3. One Valley's reports on Form 8-K dated February 17, 1994, April 20, 1994, April 22, 1994, October 15, 1994,

and January 10, 1995 filed with the Commission.


    4.  One Valley's Proxy Statement filed on March 24, 1994.


    5. The description of One Valley's Common Stock, $10.00 par value per share, contained under the caption, "Description of One Valley's Securities" in One Valley's Registration Statement on Form S-4, filed with the Commission on October 22, 1993 (Commission File No. 33-305729).


    6. All documents filed by One Valley after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering covered by this Prospectus.


    One Valley has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereof, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of One Valley Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document each such statement being qualified in all respects by such reference. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST (WITHOUT CHARGE) TO BRIEN CHASE, ONE VALLEY BANCORP OF WEST VIRGINIA, INC., ONE VALLEY SQUARE, P.O. BOX 1793, CHARLESTON, WV 25326. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY ____, 1995.

                                TABLE OF CONTENTS

INTRODUCTION....................................................1
SUMMARY INFORMATION ............................................2
         General................................................2
         One Valley ............................................2
         Point Bancorp..........................................2
         The Annual Meeting Of
            Shareholders........................................3
         Opinion of Point Bancorp Financial
            Advisor.............................................3
         Rights Of Dissenting Shareholders......................3
            Federal Income Tax Consequences.....................4
         Accounting Treatment...................................4
            Conditions; Regulatory Approvals;
            Termination.........................................4
         Effect of the Merger on Shareholders'
            Rights .............................................4
         Interests of Certain Persons in the
            Merger..............................................4
         Election of Directors .................................4
         Ratification of Appointment of
            Auditors............................................4
COMPARATIVE PER SHARE
   INFORMATION..................................................5
SELECTED  FINANCIAL  DATA ......................................7
THE  MERGER....................................................10
         General...............................................10
         Operations After the Merger...........................10
         Management After The
            Merger.............................................10
         Background of the Merger..............................11
         Reasons for the Merger................................11
         Opinion Of Point Bancorp's Financial
            Advisor............................................11
         Comparable Companies and Compar-
            able Acquisition Transaction
            Analyses...........................................13
         Discounted Dividend Analyses..........................13
         Conditions To Consummation Of The
            Merger.............................................14
         Termination...........................................14
         Certain Federal Income Tax
            Consequences......................................14
         Exchange Of Certificates.............................16
         Accounting Treatment.................................16
         Resales by Affiliates ...............................16
         Regulatory Approvals ................................17
APPRAISAL RIGHTS..............................................17
EFFECT  OF  THE  MERGER  ON
   SHAREHOLDERS' RIGHTS ......................................19
         Antitakeover Provisions in One Valley's
             Articles and Bylaws .............................20
         Antitakeover Provisions in Point Bancorp's
             Certificate of Incorporation and
             Bylaws...........................................22
         Other Restrictions on Acquisitions of
             Point Bancorp Common Stock.......................23
HISTORICAL  COMPARATIVE  STOCK
    PRICES  AND  DIVIDENDS....................................25
         One Valley ..........................................25
         Point Bancorp .......................................25
POINT BANCORP, INC. MANAGEMENT'S
    DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS ...........................................26
SELECTED FINANCIAL AND OTHER
    DATA......................................................32
BUSINESS  AND  PROPERTIES  OF  ONE
    VALLEY....................................................38
BUSINESS  AND  PROPERTIES  OF  POINT
    BANCORP ..................................................39
ELECTION OF DIRECTORS.........................................57
          Directors And Executive Officers....................57
              Reports ........................................58
          Executive Compensation..............................59
          Long Term Incentive Plans...........................60
          Compensation Committee, Interlocks
               and Insider Participation .....................60
          Other Benefits .....................................61
          Compensation Committee Report On
                Executive Compensation .......................62
          Certain Transactions With the
                Company.......................................62
          Meetings of the Board of Directors
                and Committees ...............................63
          Directors' Compensation   ..........................63
RATIFICATION OF APPOINTMENT OF
    AUDITORS..................................................64
DESCRIPTION OF ONE VALLEY'S
   SECURITIES ................................................65
          Authorized Common Stock.............................65
          Preferred Stock.....................................65
          Dividends and Dividend Rights.......................65
          Voting Rights.......................................66
          Preemptive Rights...................................66
          Liquidation Rights..................................66
          Assessment of Shares................................66
          Shareholder Approval of Mergers.....................66
          Rights of Dissenting Shareholders...................67
          Directors...........................................67
          Indemnification ....................................67
          Other Considerations................................67
SUPERVISION AND REGULATION OF

POINT BANCORP .............................................67
EXPERTS.......................................................74
LEGAL MATTERS ................................................74
OTHER MATTERS.................................................75
INDEX  TO  FINANCIAL  STATEMENTS ............................F-1
APPENDIX I...................................................A-I-1
APPENDIX II .................................................A-II-1

APPENDIX III ................................................A-III-1
PART II.  INFORMATION  NOT
   REQUIRED IN THE PROSPECTUS................................II-1
         Item 15.  Indemnification Of Directors
              And Officers...................................II-1
         Item 16.  Exhibits..................................II-1
EXHIBIT INDEX................................................E-1

                              POINT BANCORP, INC.



                               PROXY  STATEMENT


                                 INTRODUCTION

    This Proxy Statement and the accompanying proxy (the "Proxy") are being furnished to the Shareholders of Point Bancorp in connection with the solicitation of proxies by the Board of Directors of Point Bancorp for the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 10:00 a.m., local time, on February ___, 1995, at _____________, Point

    Pleasant, West Virginia, and any adjournments thereof, to consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 2, 1994, between Point Bancorp and One Valley Bancorp of WestVirginia, Inc. ("One Valley").



    This Proxy Statement is also being furnished in connection with proxies to be solicited for the election of directors and for the approval of the appointment of Trainer, Wright & Paterno as independent Certified Public Accountants for the year 1995.


    This Proxy Statement and the Proxy will be first sent or given to Point Bancorp Shareholders on or about January ________, 1995.


    The shares of Common Stock of Point Bancorp (the "Shares") represented by a Proxy will be voted as directed if the Proxy is properly signed and received by Point Bancorp prior to the Annual Meeting. The Proxy will be voted "FOR" the approval of the Merger Agreement, "FOR" the election of directors and "FOR" the approval of the auditors if no direction is made to the contrary on a duly executed and returned Proxy. The Proxy may also be used to grant discretionary authority to vote on other matters which may arise at the Point Bancorp Annual Meeting. While management is presently unaware of any such matters, the person or persons designated to vote the Shares will cast votes at the direction of the Board of Directors of Point Bancorp if any such matters properly come before the Point Bancorp Annual Meeting. A person giving a Proxy has the power to revoke it at any time before it is voted by notifying Point Bancorp in person, by giving written notice to Point Bancorp of the revocation of the proxy, by submitting to Point Bancorp a subsequently dated Proxy, or by attending the meeting and withdrawing the Proxy before it is voted at the Annual Meeting.


    One Valley will bear the cost of the solicitation of the Proxies, including the charges and expenses of brokerage firms and others, if any, for forwarding solicitation material to beneficial owners of stock. Representatives of Point Bancorp may solicit proxies by mail, telegram, telephone or personal interview.


    Shareholders of record of Point Bancorp at the close of business on ____________, 1995 (the "Record Date"), will be entitled to vote at the Annual Meeting.

                              SUMMARY INFORMATION

    The following is a brief summary of certain information with respect to the matters to be considered at the Annual Meeting. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information contained or incorporated by reference herein.


GENERAL


    The Merger Agreement provides for the Merger of Point Bancorp with and into One Valley Thrift, Inc. ("Thrift"), a wholly-owned subsidiary of One Valley. Upon consummation of the Merger, Point Bancorp's thrift, Point Pleasant Federal Savings Bank (the "Savings Bank") will become a wholly-owned subsidiary of Thrift and its name will be changed to One Valley Bank, F.S.B.


    The Merger will become effective upon the date the Secretary of State of the State of West Virginia issues a certificate of merger. At that time, each of the outstanding shares of Point Bancorp Common Stock will be converted into six-tenths (.6) of a share of One Valley Common Stock, except that no fractional shares will be issued, and each Point Bancorp Shareholder will receive $7.10 in cash for each share of Point Bancorp Common Stock. One Valley will pay cash to the holders of fractional interests in an amount equal to that fraction multiplied by the average of the closing bid and ask price for One Valley Common Stock as of the Effective Date. The affirmative vote of not less than a majority of the outstanding shares of Point Bancorp Common Stock is required to approve the Merger. See "The Merger - Conditions to Consummation of the Merger" and "The Merger - Accounting Treatment".


ONE VALLEY


    One Valley is a multi-bank holding company organized under the laws of the State of West Virginia and registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to the Bank Holding Company Act of 1956, as amended, with headquarters in Charleston, West
Virginia. It is comprised of eleven banking subsidiaries located in 50 cities and towns in West Virginia, providing services to customers through 79 offices. Other subsidiaries include (i) a real estate management company that owns and operates One Valley's headquarters building and (ii) a data processing company which had, until recently, provided data processing services for One Valley's subsidiary banks and for third parties. See "Business and Properties of One Valley". At September 30, 1994, One Valley reported total assets of approximately $3.60 billion, loans of $2.32 billion, deposits of $2.92 billion, and equity of $318 million. In addition to providing commercial and retail banking services, One Valley provides trust services to its customers. At September 30, 1994, One Valley reported over $2.7 billion in trust assets.


    For more information about One Valley, reference is made to Parts I and III of One Valley's Form 10-K for the fiscal year ended 1993 and to One Valley's Form 10-Q for the quarter ended September 30, 1994, which are hereby incorporated by reference. See "Available Information" and "Incorporation by Reference."


    One Valley's executive offices are located at One Valley Square, P.O. Box 1793, Charleston, West Virginia 25326. Its telephone number is (304) 348-7000.


POINT BANCORP

    Point Bancorp serves as a holding company headquartered in Point Pleasant, West Virginia. Its wholly-owned subsidiary, Point Pleasant Federal Savings Bank (the "Savings Bank"), has been and continues to be in the business of attracting deposits from the general public and investing these deposits, together with funds generated from operations, primarily in one-to-four family residential mortgage loans and, to a lesser extent, mortgage-backed securities, U.S. Government and agency securities and other marketable securities.


    Point Bancorp operates out of the Savings Bank's main office located at 610-12 Viand Street, Point Pleasant, West Virginia. The Savings Bank also conducts business out of its branch office located at 415 Main Street, Point Pleasant, West Virginia. The Bank's deposit-gathering base is concentrated in the communities surrounding its offices while its lending base extends throughout Mason and contiguous counties in West Virginia. See "Business and Properties of Point Bancorp". As of

September 30, 1994, Point Bancorp reported total assets of approximately $57 million, loans of $12 million, deposits of $42 million and equity of $14 million.

    Point Bancorp's executive offices are located at 610-12 Viand Street, Point Pleasant, West Virginia. Its telephone number is (304) 675-2500.


THE ANNUAL MEETING OF SHAREHOLDERS


    One purpose of the Annual Meeting is to approve the Merger Agreement which provides for the merger of Point Bancorp with and into Thrift. If consummated, each share of Point Bancorp Common Stock, except for shares held by dissenting shareholders, will be converted into six-tenths (.6) of a share of One Valley Common Stock, and each Point Bancorp Shareholder will receive $7.10 per share in cash. No fractional shares of One Valley Common Stock will be issued in connection with the Merger and, in lieu thereof, One Valley will pay cash for fractional shares. Point Bancorp's Board of Directors has unanimously approved the proposed Merger and recommends that the Shareholders of Point Bancorp vote "FOR" the Merger. See "The Merger - Background of the Merger" and "The Merger - Reasons for the Merger".


    Shareholders of record of Point Bancorp at the close of business on the Record Date will be entitled to vote at the Annual Meeting. Point Bancorp Shareholders are entitled to cast one vote for each share of Point Bancorp Common Stock they hold on the Record Date. To approve the Merger, a vote of a majority of the issued and outstanding shares of Point Bancorp Common Stock is required. As of the Record Date, the directors, executive officers and affiliates of Point Bancorp had beneficial ownership of, directly or indirectly, approximately 23% of the issued and outstanding shares of Point Bancorp. Management of Point Bancorp expects that such shares will be voted "FOR" the approval of the Merger.


    At the Annual Meeting, Point Bancorp Shareholders are also being asked to elect two directors to Point Bancorp's Board of Directors and to approve the appointment of Trainer, Wright & Paterno as Point Bancorp's auditors for 1995.


    A proxy for use by Point Bancorp's Shareholders in connection with the Annual Meeting is enclosed with this Proxy Statement which was mailed to Shareholders on or about January ________, 1995. The proxy will be voted as specified thereon by the Shareholder. Where no specification is made on the proxy, a properly executed proxy will be voted "FOR" approval of the Merger, "FOR" the election of the two nominees for director and "FOR" the approval of the auditors.


    As of the date of the mailing of this Proxy Statement, Point Bancorp is not aware of any business to be acted on at the Annual Meeting other than consideration of the Merger, the election of directors and the appointment of Point Bancorp's auditors. It is not anticipated that other matters will be brought before the Annual Meeting.


    A person giving a Proxy may revoke it at any time before it is voted by notifying Point Bancorp in person, by giving written notice to Point Bancorp of the revocation of the Proxy, by submitting to Point Bancorp a subsequently dated proxy, or by attending the meeting and withdrawing the proxy before it is voted at the meeting.

OPINION OF POINT BANCORP FINANCIAL ADVISOR


    Berwind Financial Group, Inc. ("Berwind"), Point Bancorp's financial advisor, has rendered its opinion to the Point Bancorp Board of Directors that the consideration to be paid is fair to Point Bancorp's shareholders from a financial point of view. As discussed in "The Merger- Reasons for the Merger," Berwind's opinion and presentations were among the factors considered by the Point Bancorp Board in reaching the determination to approve the Merger. A copy of Berwind's opinion is attached hereto as Appendix II and should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the review undertaken by Berwind in rendering its opinion. See "The Merger - Opinion of Point Bancorp's Financial Advisor".


RIGHTS OF DISSENTING SHAREHOLDERS


    Under Delaware law, holders of Point Bancorp Common Stock have the right to dissent from the Merger and, if the Merger is consummated and such holders have complied with all applicable notice requirements and other procedures, to receive payment of the fair value of their shares. See "The Merger - Appraisal Rights".

FEDERAL INCOME TAX CONSEQUENCES


    It is anticipated that the Merger will be a tax-free reorganization for federal income tax purposes. Point Bancorp Shareholders will receive both cash and One Valley Common Stock in exchange for their Point Bancorp Common Stock under the terms of the Merger. Upon the exchange of stock, Point Bancorp Shareholders will recognize no gain or loss upon their exchange of Point Bancorp Common Stock solely for shares of One Valley Common Stock. Upon the exchange of cash for Point Bancorp Common Stock, including cash for fractional shares, Point Bancorp Shareholders will recognize gain, but not in an amount in excess of cash received. See "The Merger - Federal Income Tax Consequences."


ACCOUNTING TREATMENT


    One Valley expects that the Merger will be accounted for under the purchase method of accounting. See "The Merger -Accounting Treatment".


CONDITIONS; REGULATORY APPROVALS; TERMINATION


    Consummation of the Merger is subject to various conditions, including among others, receipt of approval by a majority of Point Bancorp's shareholders, receipt of certain legal opinions and the satisfaction of other closing conditions. In addition, the Merger is subject to receipt of required approvals from the Federal Reserve Board, the Office of Thrift Supervision and the West Virginia Board of Banking and Financial Institutions ("West Virginia Board").
An application seeking approval of the Merger was filed with the Office of Thrift Supervision on October 20, 1994. Applications seeking approval of the Merger were filed with the Federal Reserve Board and the West Virginia Board on October 31, 1994. The Federal Reserve Board approved the application on December 20, 1994, and the West Virginia Board approved the application on December 12, 1994. See "The Merger -Regulatory Approvals". The Merger may be terminated under certain circumstances. See "The Merger-Termination."


EFFECT OF THE MERGER ON SHAREHOLDERS' RIGHTS

    If the Merger Agreement is approved, Point Bancorp Shareholders will receive shares of One Valley Common Stock, which have different rights with respect to certain important matters including certain provisions which are intended to ensure that a party seeking control of One Valley will discuss its proposal with One Valley's Board of Directors. Point Bancorp is a Delaware corporation, and upon consummation of the Merger, Point Bancorp Shareholders will become shareholders of a West Virginia corporation. See "Effect of the Merger on Shareholders' Rights".


INTERESTS OF CERTAIN PERSONS IN THE MERGER


    Certain members of Point Bancorp's management and Point Bancorp's Board of Directors have interests in the Merger in addition to their interests as stockholders of Point Bancorp generally. These include provisions in the Merger Agreement relating to indemnification, severance payments and benefit plan payments. Point Bancorp's Board of Directors were aware of these interests and considered them in approving the Merger Agreement. See "Employment Agreements" and "Management After the Merger."


ELECTION OF DIRECTORS


    At the Annual Meeting, Point Bancorp Shareholders are being asked to elect
C. Edwin Cotton and Maye R. Smith to Point Bancorp's Board of Directors for a term of three years.


RATIFICATION OF APPOINTMENT OF AUDITORS


    Trainer, Wright & Paterno were Point Bancorp's independent Certified Public Accountants for 1994. The Board of Directors has approved Trainer, Wright & Paterno as its auditors for the 1995 fiscal year, subject to ratification by Point Bancorp's Shareholders.

                       COMPARATIVE PER SHARE INFORMATION

    The following tables present the historical per share data, pro forma combined and pro forma equivalent per share data of One Valley and Point Bancorp. The information is based on the historical financial statements and does not purport to be indicative of the results of future operations or the actual results that would have occurred had the Merger been consummated at the beginning of each period presented. The pro forma data gives effect to the Merger as if the entities had been consummated at the beginning of each period presented using the purchase method of accounting. For pro forma purposes, it is assumed that the historical dividend rate of One Valley will be the same.
The information presented below should be read in conjunction with other unaudited pro forma financial information included elsewhere in this Proxy Statement, and with the separate financial statements of both One Valley and Point Bancorp, including applicable notes, included elsewhere in or incorporated herein by reference this Proxy Statement.


                                ONE VALLEY

                                                  PRO FORMA(1)
                                HISTORICAL          COMBINED

Book Value at Period End:
        September 30, 1994      $    18.66      $      18.91
        September 30, 1993           17.46             17.72

        December 31, 1993            17.70             17.95
        December 31, 1992            16.29             16.22
        December 31, 1991            14.83             14.74

Cash Dividends Declared:
   For the Nine Months Ended
        September 30, 1994      $      .69      $        .69
        September 30, 1993             .62               .62
   For the Year Ended
        December 31, 1993              .84               .84
        December 31, 1992              .70               .70
        December 31, 1991              .62               .62

Earnings Per Share:
   For the Nine Months Ended
        September 30, 1994      $     2.02      $       1.99
        September 30, 1993            1.76              1.74
   For the Year Ended
        December 31, 1993             2.20              2.18
        December 31, 1992             2.13              2.10
        December 31, 1991             1.72              1.70

    (1) Based on the issuance of 422,370 shares of One Valley Common Stock to acquire all of the outstanding Point Bancorp Common Stock.

                                 POINT BANCORP

                                                    PRO FORMA
                                HISTORICAL     (1) EQUIVALENT

Book Value at Period End:
        September 30, 1994      $    21.65         (2) $18.45
        September 30, 1993           21.43          (2) 17.73


Cash Dividends Declared:
   For the Year Ended
        September 30, 1994      $     0.40     $         0.55
        September 30, 1993              --               0.37


Earnings Per Share:
   For the Year Ended
       September 30, 1994       $     0.77     $         1.46
       September 30, 1993 (3)         0.58               1.04

    (1) Based on the assumed exchange ratio of one (1) share of Point Bancorp Common Stock for six-tenths (.6) of a share of One Valley Common Stock.


    (2) Includes the cash to be paid by One Valley of $7.10 per share.


    (3) Historical earnings per share represent the earnings per share since the conversion date of Point Bancorp from a mutual to a stock company, which occured on December 31, 1992. The pro forma equivalent represents the pro forma combined earnings per share for the nine month period ending September 30, 1993.

                           SELECTED  FINANCIAL  DATA

    The following pages present selected financial information for the years ended December 31, 1989, through December 31, 1993, and for the nine months ended September 30, 1994 and 1993, for One Valley and financial information for the years, ended September 30, 1990, through September 30, 1994 for Point Bancorp, which will be merged with and into One Valley pursuant to the Merger Agreement.


                                             ONE VALLEY BANCORP OF WEST VIRGINIA, INC.
                                           (Dollars in thousands Except Per Share Data)

                                   At or for the
                                    Nine Months
                                Ended September 30,                   At or for the Year Ended December 31,
                                 1994          1993          1993           1992          1991          1990          1989
SUMMARY OF OPERATIONS
  Interest income............   116,838       109,927       247,699     $  263,484     $  242,792     $  234,025     $  226,249
  Interest expense...........    68,921        75,368        99,786        120,039        130,913        134,462        131,335
  Net interest income........   185,759       185,295       147,913        143,445        111,879         99,563         94,914
  Provision for losses.......     3,577         4,521         5,788         11,389          6,671          7,884         12,404
  Non-interest income........     28242        30,065        40,149         37,403         25,086         19,670         17,199
  Securities transactions....      (717)          177           113            (35)          (730)           (37)           265
  Non-interest expense.......    89,990        90,186       126,107        116,140         92,429         79,201         75,676
  Net income.................    34,679        30,264        37,954         36,638         26,392         23,709         19,101

PER SHARE DATA
  Net income................. $    2.02     $    1.76     $    2.20     $     2,13     $     1.72     $     1.55     $     1.25
  Cash dividends............. $    0.69     $    0.62     $    0.84           0.70           0.62           0.59           0.56

AVERAGE BALANCE SHEET
  SUMMARY
  Loans, net................. 2,169,631     1,999,362     2,026,748     $1,926,773     $1,557,230     $1,384,035     $1,346,884
  Investment securities...... 1,065,881     1,069,653     1,074,467      1,049,459        834,820        745,063        657,578
  Total assets............... 3,529,612     3,444,601     3,467,261      3,373,245      2,771,901      2,483,158      2,377,899
  Deposits................... 2,515,463     2,489,246     2,895,131      2,829,263      2,343,404      2,101,377      2,018,646
  Long-term debt.............    22,526        37,244        36,088         25,703         15,653         21,342         22,489
  Shareholders' equity.......   314,644       291,762       294,733        269,007        215,273        196,500        184,558

SELECTED RATIOS
  Equity to average assets...      8.91%         8.47%         8.50%          7.97%          7.77%          7.91%          7.76%
  Return on average assets.        0.98%         0.88          1.09%         1.09 %          0.95%           .95%          0.80
  Return on average equity        11.02%        10.37         12.88%        13.62 %        12.26 %         12.07%         10.35%
  Dividends declared as
     a % of net income.......     34.16%        35.23%        38.18%         32.86%         36.05%         38.06%         44.80%


                                         POINT BANCORP, INC.
                           (Dollars in thousands Except Per Share Data)

                                       At or for the Year Ended September 30,
                                 1994        1993        1992        1991        1990
SUMMARY OF OPERATIONS
  Interest income............ $ 3,419     $ 3,682     $ 4,007     $ 4,358     $ 4,410
  Interest expense...........   1,679       1,842       2,412       2,412       3,131
  Net interest income........   1,740       1,840       1,595       1,595       1,279
  Provision for losses.......   1,716       1,802       1,520       1,520       1,231
  Non-interest income........      36          40          45          45          31
  Securities transactions....       0           0           0           0           0
  Non-interest expense.......     960         977         791         791         731
  Net income.................     495         505         454         454         343

PER SHARE DATA
  Net income................. $  0.77     $  0.58     $  0.00     $  0.00     $  0.00
  Cash dividends.............    0.40        0.00        0.00        0.00        0.00

AVERAGE BALANCE SHEET
  SUMMARY
  Loans, net.................  11,692      11,692      12,137      12,436      12,650
  Investment securities......  16,588      15,542      16,588       4,198       3,724
  Total assets...............  57,256      57,171      51,509      49,562      47,831
  Deposits...................  43,602      44,080      44,156      42,615      41,327
  Long-term debt.............       0           0           0           0           0
  Shareholders' equity.......  13,501      12,303       6,846       6,468       6,046

SELECTED RATIOS
  Equity to average assets...   23.58%      21.52%      13.29%      13.05%      12.64%
  Return on average assets.      0.86%       0.88%       0.88%       0.75%       0.71%
  Return on average equity       3.65%       4.10%       6.63%       5.72%       5.64%
  Dividends declared as
     a % of net income.......   51.95%       0.00%       0.00%       0.00%       0.00%



                                       ONE VALLEY BANCORP OF WEST VIRGINIA, INC. and
                                                 POINT BANCORP, INC.
                                       Pro Forma Selected Financial Information
                                     (Dollars in thousands Except Per Share Data)

                                    At or for the
                                     Nine Months
                                Ended September 30,                At or for the Year Ended December 31,
                                 1994          1993         1993          1992            1991          1990
SUMMARY OF OPERATIONS
  Interest income............   188,297       188,065     $ 251,381     $ 267,491     $ 247,150     $ 238,435
  Interest expense...........    70,181        76,771       101,628       122,451       133,852       137,593
  Net interest income........   118,116       111,294       149,753       145,040       113,298       100,842
  Provision for losses.......     3,595         4,544         5,826        11,464         6,719         7,932
  Non-interest income........    29,001        29,934        40,189        37,448        25,122        19,701
  Securities transactions....      (717)          177           113           (35)         (730)          (37)
  Non-interest expense.......    90,710        90,898       127,084       116,931        93,207        79,932
  Net income.................    35,059        30,666        38,459        37,092        26,762        24,052

PER SHARE DATA
  Net income................. $    1.99     $    1.74     $    2.18     $    2.10     $    1.70     $    1.53
  Cash dividends............. $    0.69     $    0.62          0.84          0.70          0.62          0.59

AVERAGE BALANCE SHEET
  SUMMARY
  Loans, net................. 2,181,371     2,010,910     2,038,011     1,938,788     1,569,770     1,396,685
  Investment securities...... 1,109,843     1,111,125     1,118,331     1,087,269       870,235       778,764
  Total assets............... 3,586,882     3,499,473     3,524,432     3,424,754     2,821,463     2,531,227
  Deposits................... 2,975,881     2,924,931     2,938,878     2,873,419     2,386,019     2,142,704
  Long-term debt.............    23,026        37,521        36,421        25,703        15,653        21,342
  Shareholders' equity.......   328,099       302,022       307,036       275,853       221,741       202,577

SELECTED RATIOS
  Equity to average assets...      9.15%         8.63%         8.71%         8.05%         7.86%         8.00%
  Return on average assets.        1.30%         1.17%         1.09%         1.08%         0.95%         0.95%
  Return on average equity        14.25%        13.54%        12.53%        13.45%        12.07%        11.87%
  Dividends declared as
     a % of net income.......     34.67%        35.63%        38.53%        33.33%        36.47%        38.56%

                                  THE  MERGER

    THE FOLLOWING INFORMATION CONCERNING THE MERGER, INSOFAR AS IT RELATES TO MATTERS CONTAINED IN THE MERGER AGREEMENT, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT WHICH IS ATTACHED HERETO AND INCORPORATED HEREIN AS APPENDIX I.


GENERAL


    On September 2, 1994, One Valley and Point Bancorp entered into the Merger Agreement which provides for the merger of Point Bancorp with and into Thrift which is a wholly-owned subsidiary of One Valley. On the effective date of the Merger, the shareholders of Point Bancorp will become shareholders of One Valley, and the separate existence and corporate organization of Point Bancorp will cease. As a result of the Merger, Point Bancorp and its Savings Bank will become subsidiaries of One Valley, and each of the outstanding shares of Point Bancorp Common Stock will be converted into shares of One Valley at the exchange rate of six-tenths (.6) of a share of One Valley Common Stock for each share of Point Bancorp Common Stock. In lieu of fractional shares, each shareholder of Point Bancorp, who would otherwise be entitled to receive a fraction of a share, will receive an amount in cash equal to such fraction multiplied by the average of the closing bid and ask price of One Valley on the business day immediately prior to the effective date of the Merger. Additionally, each shareholder of Point Bancorp will receive $7.10 in cash for each share of Point Bancorp exchanged.


    The affirmative vote of not less than a majority of the outstanding shares of Point Bancorp is required to approve the Merger.


    Subject to shareholder approval, the satisfaction of certain conditions and the receipt of all requisite regulatory approvals, the Merger shall become effective on the date the certificate of merger approving the Merger is issued by the Secretary of State of West Virginia, but in any event, no later than the 60th day after receipt of all requisite approvals of regulatory authorities and shareholders.


OPERATIONS AFTER THE MERGER


    It is anticipated that after the Merger is complete and in conjunction with an orderly transition, One Valley will continue to conduct operations in Point Pleasant as a federally chartered savings bank with the title "One Valley Bank, F.S.B." Using the unlimited interstate branching powers of such federal savings bank, One Valley anticipates that it may also expand its operations by opening branches in Ohio. Currently, One Valley has not entered into any negotiations, agreements, understandings or arrangements with regard to any such expansion. In addition, One Valley will, over time, expand the products and services currently offered by Point Bancorp through the introduction of the common products currently offered statewide by One Valley's affiliate banks.


MANAGEMENT AFTER THE MERGER


    It is anticipated that following consummation of the Merger, One Valley will continue the existence of its newly organized savings & loan holding company. The Board of Directors of Thrift as well as One Valley Bank, F.S.B. will be comprised of five officers of One Valley Bancorp of West Virginia, Inc., and its affiliates. Pursuant to the Merger Agreement, Maye Smith and Faye R. Hudson will have their employment agreements amended to provide One Valley will make a lump sum payment in cash to these individuals in the amount equal to one year of their respective salaries as in effect on the effective date of the Merger and will reimburse each of them for the remainder of each of their lives in an amount equal to the highest Medicare Supplement offered to retirees of One Valley provided that such persons terminate their respective employment agreements effective as of the effective date of the Merger and release in full One Valley from any and all obligations thereunder. It is also anticipated that following a brief transition period, Maye R. Smith and Faye R. Hudson will retire, although they may be retained as consultants by One Valley. See "Management of Point Bancorp -Employment Agreements." An officer of One Valley will thereafter manage these operations. The Board of Directors of Point Bancorp will serve on an advisory board of the thrift for 12 months after the effective date and will be paid $650 per month for such service.

BACKGROUND OF THE MERGER


    In recognition of the trend towards consolidation and increasing competition in the financial institution industry, the Board of Directors of Point Bancorp hired an investment advisor in mid-1994. After a lengthy interview process with several investment advisors, Berwind Financial Group, Inc. ("Berwind") was hired by Point Bancorp to evaluate strategic alternatives available to Point Bancorp under the existing circumstances and to provide guidance as to possible courses of action. Subsequently, Point Bancorp instructed Berwind to assist in the preparation of a confidential offering memorandum regarding Point Bancorp and to solicit preliminary indications of interest to acquire Point Bancorp.


    Berwind contacted a number of financial institutions and holding companies that it and management believed would have a strategic interest in Point Bancorp. After execution of a confidentiality agreement, interested parties were provided with a confidential offering memorandum.


    After the receipt of preliminary indications of interest, the Board of Directors of Point Bancorp met to assess and consider, among other things, the terms and conditions of the preliminary indications of interest. At this meeting, Berwind made a detailed presentation regarding the preliminary indications of interest and the financial institutions and holding companies which submitted them as well as background information relating to recent merger and acquisition pricing. Based on this presentation and certain criteria of Point Bancorp's Board, the Point Bancorp Board requested that Berwind obtain additional information from certain parties who had submitted preliminary indications of interest.


    After the receipt of additional information from these parties, the Point Bancorp Board of Directors met to assess and consider the indications of interest. At this meeting, Berwind provided an analysis of the additional information. Following extensive discussion, the Board voted to authorize management to negotiate the terms of a definitive merger agreement with One Valley.


    During the next several weeks, management of Point Bancorp and One Valley and their respective financial and legal advisors engaged in negotiations concerning the terms of a transaction and a definitive agreement. During this time, the Point Bancorp Board of Directors met to review and discuss the ongoing negotiations, including the terms of a transaction and a definitive agreement.


    On September, 2, 1994, the Point Bancorp Board met again to consider the proposed definitive agreement with One Valley. After extensive discussion, the Point Bancorp Board voted to authorize the execution of the definitive agreement.


REASONS FOR THE MERGER


    The Boards of Directors of One Valley and Point Bancorp consider the Merger to be advisable and to the advantage of each company and its respective shareholders, employees and customers. After the Merger, One Valley will have over 6,000 Shareholders, which will result in increased trading volumes and shareholder liquidity for former Point Bancorp Shareholders. In addition, in some areas, the Merger may result in economies of scale which would permit more efficient operations and cost savings. Customers of both companies throughout the state will benefit from additional offices to serve them. After the Merger, the resulting company will operate at 80 offices located in 51 towns throughout West Virginia. The Board of Directors of Point Bancorp recommends Shareholder approval of the Merger Agreement. The exchange ratio of $7.10 in cash and six-tenths (.6) of a share of One Valley represents an exchange premium of approximately 12.6% to Point Bancorp Shareholders based on a comparison of the market value of One Valley Common Stock as of January 9, 1995, with the market value of Point Bancorp Common Stock as of January 9, 1995. Point Bancorp, as a part of a larger multi-bank holding company, will be able to compete more effectively, due in part to economies of scale, and will also be able to offer a wider range of products and services in various areas.


    Pursuant to the Merger Agreement, former shareholders of Point Bancorp will have equity ownership in a large bank holding company. When the Merger is consummated, assuming that there are no dissenting shareholders, shareholders of Point Bancorp will receive, in the aggregate, 422,370 shares of One Valley Common Stock, or approximately 2.42% of the 17,436,648 shares of One Valley Common Stock which are expected to be issued and outstanding at that time.
Based upon financial data as of September 30, 1994, the proportion of the pro forma consolidated bank holding company assets contributed by Point Bancorp will be approximately 1.56% of assets, 1.44% of deposits, 1.19% of revenues, 1.15% of net income and 4.13% of shareholder equity.

    One Valley has determined that the banking markets served by Point Bancorp are attractive, that One Valley's presence in those markets will be advantageous to its expanding, state-wide operations and that the Merger will complement its present service areas. The Merger with Point Bancorp will enable One Valley to expand its banking and related activities in western West Virginia. If the Merger had been completed on September 30, 1994, One Valley would have had approximately $3.66 billion in total assets, approximately $2.96 billion in total deposits and approximately $2.33 billion in total loans. As of December 31, 1994, One Valley is the largest bank holding company in West Virginia.


OPINION OF POINT BANCORP'S FINANCIAL ADVISOR


    Point Bancorp has retained Berwind to act as its financial advisor and to render a fairness opinion in connection with the Merger. Berwind has rendered opinions that, based upon and subject to various considerations set forth therein, as of the date of this Proxy Statement/Prospectus, the Merger is fair, from a financial point of view, to the holders of Point Bancorp Common Stock.


    The full text of Berwind's opinion dated , 1994, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix II to this Proxy Statement/Prospectus and is incorporated herein by reference, and should be read in its entirety in connection with this Proxy Statement/Prospectus. The summary of the opinion of Berwind set forth herein is qualified in its entirety by reference to the full text of such opinion attached as Appendix II of this Proxy Statement/Prospectus.



    Point Bancorp retained Berwind to act as Point Bancorp's financial advisor in connection with the Merger based upon its qualifications, expertise and reputation. No limitations were imposed by Point Bancorp's Board of Directors upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering its opinion.


    In rendering its Opinion, Berwind (a) reviewed the Merger Agreement; (b) reviewed this Proxy Statement/Prospectus; (c) reviewed the consolidated financial statements of Point Bancorp for the three years ended September 30, 1994 and of One Valley for the three years ended December 31, 1993, and certain other publicly filed information concerning Point Bancorp and One Valley, including but not limited to (i) Point Bancorp's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended September 30, 1993 and 1994; (ii) One Valley's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1991, 1992, and 1993; (iii) Point Bancorp's Subscription and Community Offering Prospectus, dated November 12, 1993; (iv) One Valley's Quarterly Reports to Shareholders and Quarterly Reports on Form 10-Q for the Quarter ended September 30, 1994; and (v) the most recent proxy statements of each of Point Bancorp and One Valley; (d) analyzed certain internal financial statements and other financial operating data including asset quality trends concerning Point Bancorp and prepared by Point Bancorp's management; (e) reviewed with senior management of Point Bancorp certain internal forecasted results of operations for Point Bancorp as prepared by its management; (f) held discussions with members of the senior managements of Point Bancorp and One Valley regarding past and current business operations and financial conditions; (g) analyzed the future prospects of the respective companies; (h) reviewed the reported trading prices and trading activity for One Valley Common Stock and Point Bancorp Common Stock; (i) analyzed certain financial and stock market information for One Valley and compared that data with similar information for certain other companies, the securities of which are publicly traded; (j) reviewed the financial terms of certain recent business combinations in the commercial banking and thrift industries; and (k) performed such other studies and analyses as Berwind considered appropriate.


    Berwind relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to Point Bancorp's financial forecasts reviewed by Berwind in rendering its opinion, Berwind assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Point Bancorp as to the future financial performance of Point Bancorp. Berwind did not make an independent valuation or appraisal of the assets (including loans) or liabilities of Point Bancorp or One Valley nor was it furnished with any appraisal. Berwind also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth in the balance sheets of Point Bancorp and One Valley were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.


    The following is a summary of selected analyses prepared by Berwind, presented to Point Bancorp's Board at several meetings and analyzed by Berwind in connection with its opinion.

    COMPARABLE COMPANIES AND COMPARABLE ACQUISITION TRANSACTION ANALYSES. Berwind compared selected financial and operating data for Point Bancorp with those of a peer group of selected thrifts with assets of less than $125 million, as of June 30, 1994, located in West Virginia. Financial data and operating ratios compared in the analysis of the Point Bancorp peer group included: return on average assets, return on average equity, shareholders' equity to assets ratios and certain asset quality ratios. Berwind also compared selected financial, operating and stock market data for One Valley with those of a peer group of selected commercial banks and bank holding companies with assets between $1.5 billion and $5 million, as of September 30, 1994, located in Pennsylvania, Ohio, Virginia, West Virginia and Kentucky. Financial, operating and stock market data included: return on average assets, return on average equity, shareholders' equity to asset ratios, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months) and dividend yield.


    Berwind also compared the multiples of book value, tangible book value and latest twelve months' earnings inherent to the Merger with the multiples paid in recent acquisitions of thrifts and thrift holding companies that Berwind deemed comparable. The transactions deemed comparable by Berwind included both interstate and intrastate acquisitions announced since January 1, 1994, in which selling institution's (i) assets were less than $125 million or (ii) equity to assets was greater than 12%. Berwind compared selected transactions located throughout the country. However, no company or transaction used in this analysis is identical to Point Bancorp, One Valley or the Merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.


    DISCOUNTED DIVIDEND ANALYSES. Using discounted dividend analyses, Berwind estimated the present value of the future dividend streams that Point Bancorp could produce over a five-year period under different assumptions as to dividend pay-out levels, if Point Bancorp performed in accordance with various earnings growth forecasts. Berwind also estimated the terminal value for Point
Bancorp's Common Stock after the five-year period by applying a range of earnings multiples from 8 to 12 times Point Bancorp's terminal year earnings. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of Point Bancorp. The dividend streams and terminal values were then discounted to present value using discount rates ranging from 8% to 18%, reflecting different assumptions regarding the rates of return required by holders or prospective buyers of Point Bancorp's Common Stock.


    In connection with rendering its opinion, Berwind performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the Merger was to some extent a subjective one based on experience and judgment of Berwind and not merely the result of mathematical analysis of financial data, Berwind principally relied on the previously discussed financial valuation methodologies in its determinations. Berwind believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind without considering all such analyses and factors could create an incomplete view of the process underlying Berwind's opinion. In its analysis, Berwind made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Point Bancorp's and One Valley's control. Any estimates contained in Berwind's analyses are not necessarily indicate of future results or values, which may be significantly more or less favorable than such estimates. None of the analyses performed by Berwind was assigned a greater significance by Berwind than any other.


    In connection with delivering its opinion, Berwind reviewed the assumptions which it utilized in connection with performing the analyses described above with the management of Point Bancorp and updated certain analyses described above to reflect current market conditions and events occurring since the date of the Merger Agreement.


    Berwind, as part of its investment banking business, is regularly engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.


    Berwind's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its opinion was delivered. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Berwind has not undertaken to reaffirm and revise its opinion or otherwise comment upon any events occurring after the date thereof.


    In delivering its opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on One Valley that would have a material adverse effect on the
                                       13
contemplated benefits of the Merger. Berwind also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of One Valley after the Merger
.
    Pursuant to the terms of the engagement letter executed on May 16, 1994, Point Bancorp paid Berwind $7,500 upon its engagement and $35,000 for acting as financial advisor in connection with the Merger including delivering its opinion. In addition, Point Bancorp has also agreed to pay Berwind $154,098.70 upon the consummation of the Merger and to reimburse Berwind for its reasonable out-of-pocket expenses. Point Bancorp has agreed to indemnify Berwind, and certain related persons, against certain liabilities relating to or arising out of Berwind's engagement.


    Point Bancorp's stockholders are urged to read the opinion in its entirety. Berwind's opinion is directed only to the consideration to be received by
Point Bancorp stockholders in the Merger and does not constitute a recommendation to any holder of Point Bancorp Common Stock as to how such holder should vote at the Point Bancorp Annual Meeting.

    THE FOREGOING PROVIDES ONLY A SUMMARY OF THE OPINION OF BERWIND AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT OPINION, WHICH IS SET FORTH IN APPENDIX II TO THIS PROXY STATEMENT/PROSPECTUS.


CONDITIONS TO CONSUMMATION OF THE MERGER


    The Merger will occur only if the Merger Agreement is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of Point Bancorp Common Stock. Consummation of the Merger is subject to the satisfaction of certain other conditions, including: (i) receipt of approvals of the Merger from Shareholders of Point Bancorp and the Federal Reserve Board, the Office of Thrift Supervision, the West Virginia Board and any other governmental authority having jurisdiction, and the expiration of any applicable waiting periods; (ii) representations and warranties of One Valley and Point Bancorp contained in the Merger Agreement being true and correct in all material respects on the effective date of the Merger; (iii) receipt of certain legal opinions from counsel, including an opinion regarding certain federal tax aspects of the Merger; (iv) Point Bancorp having delivered to One Valley a schedule of all persons deemed to be "affiliates" of Point Bancorp;
and (v) the effectiveness of the registration statement filed with the Securities and Exchange Commission and the absence of any pending or threatened stop order proceedings with respect thereto.


    One Valley and Point Bancorp may waive (i) any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant thereto, and (ii) compliance by the other party with any of the conditions, covenants and agreements contained in the Merger Agreement.


TERMINATION


    The Merger Agreement may be terminated (i) by mutual consent of Point Bancorp and One Valley, (ii) by One Valley if there has been a material misrepresentation or breach of warranty in the representations and warranties of Point Bancorp in the Merger Agreement, (iii) by Point Bancorp if there has been a material misrepresentation or breach of warranty in the representations and warranties of One Valley in the Merger Agreement, (iv) by either Point Bancorp or One Valley upon written notice to the other if the effective date of the Merger does not occur on or before midnight on May 31, 1995, and (v) by either One Valley or Point Bancorp if the Merger will violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    The summary of certain federal income tax consequences set forth below, is based on the Internal Revenue Code of 1986, as amended (the "Code"), and is for general information only. The tax treatment of particular Shareholders may vary depending on their specific circumstances. Special tax considerations not discussed herein may be applicable to particular categories of taxpayers, such as broker-dealers, or to any Shareholders who acquired their Point Bancorp Common Stock through the exercise of an employee stock option or otherwise as compensation. This discussion does not address the effect of any applicable foreign, state, local or other tax laws. SHAREHOLDERS OF POINT BANCORP ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY OF AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

    In the opinion of Jackson & Kelly, counsel to One Valley, the Merger will have the following tax consequences:

    1. The Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and Point Bancorp, Thrift, and One Valley will each be "a party to a reorganization" within the meaning of
Section 368(b) of the Code.


    2. No gain or loss will be recognized by Point Bancorp, One Valley, or Thrift as a result of the Merger.


    3. The basis of the assets of Point Bancorp acquired by Thrift in the Merger will be the same as the basis of such assets in the hands of Point Bancorp immediately prior to the Merger, and the holding period of the assets of Point Bancorp in the hands of Thrift will include, in each instance, the holding period during which such assets were held by Point Bancorp.


    4. Point Bancorp Shareholders will receive both cash and One Valley Common Stock in exchange for their Point Bancorp Common Stock under the terms of the Merger. Upon the exchange of stock, Point Bancorp Shareholders will recognize no gain or loss upon their exchange of Point Bancorp Common Stock solely for shares of One Valley Common Stock. Upon the exchange of cash for Point Bancorp Common Stock, INCLUDING CASH FOR FRACTIONAL SHARES, Point Bancorp Shareholders will recognize gain, but not in an amount in excess of the amount of cash received. With respect to the receipt of cash, Point Bancorp Shareholders will have their cash treated as if it were received as a distribution in redemption of that Shareholder's One Valley Common Stock, and the receipt of the cash will be taxable subject to the provisions and limitations of section 302 of the Code.
 Under section 302(b)(2) of the Code, the deemed redemption of the One Valley Common Stock should be treated as a "substantially disproportionate redemption" with respect to each Point Bancorp Shareholder, and accordingly, should be treated as a sale or exchange of property. If a Point Bancorp Shareholder has held his or her Point Bancorp Common Stock for more than one year, the gain should be treated as long-term capital gain, provided that the Point Bancorp Common Stock was a capital asset in the hands of the Point Bancorp Shareholder on the date of the exchange.


    5.  The basis of the One Valley Common Stock to be received by Point
Bancorp Shareholders will be, in each instance, the same as the basis of the Point Bancorp Common Stock surrendered in exchange therefor decreased by the amount of cash received by the Shareholder and increased by the amount of gain recognized by such Shareholder with respect to the cash received pursuant to the Merger.


    6. The holding period of the One Valley Common Stock received by Point Bancorp Shareholders will include the period during which the Point Bancorp Common Stock surrendered in exchange therefor was held by Point Bancorp Shareholders, provided that the Point Bancorp Common Stock was a capital asset in the hands of the Point Bancorp Shareholder on the date of the exchange.


    7. No loss will be recognized by a Point Bancorp Shareholder on the receipt of the One Valley Common Stock and cash in exchange for Point Bancorp Common Stock.


    8. Where solely cash is received by a Shareholder of Point Bancorp in exchange for his or her Point Bancorp Common Stock pursuant to the exercise of dissenters' rights, the cash will be treated as having been received by such Shareholders as a distribution in redemption of their Point Bancorp Common Stock, subject to the provisions and limitations of Section 302 of the Code. Where as a result of such distribution a Shareholder owns no One Valley Common Stock either directly or through the application of section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his or her Point Bancorp Common Stock, as provided in section 302 (a) of the Code. Under Section 1001 of the Code, gain or (subject to the limitations of section 267 of the Code) loss will be realized and recognized to such Shareholders in an amount equal to the difference between the amount of such cash and the adjusted basis of the Point Bancorp Common Stock surrendered, as determined under section 1011 of the Code. If a Point Bancorp Shareholder has held his or her Point Bancorp Common Stock for more than one year the gain should be treated as long term capital gain, provided that the Point Bancorp Common Stock was a capital asset in the hands of the Point
Bancorp Shareholder on the date of the exchange.


    9. Thrift will succeed to and take into account those attributes of Point Bancorp described in Section 381(c) of the Code and Thrift will be the "acquiring corporation" within the meaning of Section 1.381(a)-1(b)(2) of the Treasury Regulations. These items will be taken into account by Thrift subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and regulations thereunder.

    In rendering the above opinions, Jackson & Kelly has relied upon written representations and covenants of One Valley and Point Bancorp. No ruling has been sought from the Internal Revenue Service as to the federal income tax consequences of the Merger, and the opinions of Jackson & Kelly set forth above are not binding on the Internal Revenue Service or any Court.


EXCHANGE OF CERTIFICATES


    As soon as practicable after the effective date of the Merger, the certificates representing the outstanding shares of Point Bancorp Common Stock will be surrendered to Harris Trust and Savings Bank (the "Exchange Agent") and, upon such surrender, the Exchange Agent will issue certificates representing the number of shares of One Valley Common Stock into which surrendered shares have been converted and will issue cash in lieu of fractional shares (without interest).


    Certificates representing shares of Point Bancorp Common Stock (other than shares of Point Bancorp Common Stock subject to perfected appraisal rights) which are not surrendered will be deemed for all purposes to evidence the ownership of the number of shares of One Valley Common Stock into which the shares of Point Bancorp Common Stock will have been converted. No dividends or distributions payable to holders of record of One Valley Common Stock will be paid to former Point Bancorp Shareholders who have not surrendered their certificates formerly representing shares of Point Bancorp Common Stock, until they have exchanged their certificates representing their Point Bancorp Common Stock for certificates representing One Valley Common Stock, at which time the holder will be paid the amount of dividends previously declared on such shares without interest. All unclaimed dividends at the end of two years from the effective date of the Merger will be repaid by the Exchange Agent to One Valley, and thereafter, the holders of certificates of Point Bancorp Common Stock will be paid directly by One Valley.


ACCOUNTING TREATMENT


    Under generally accepted accounting principles, it is anticipated that the Merger will be accounted for under the purchase method of accounting. The assets and liabilities of Point Bancorp will be reflected in the consolidated financial statements of One Valley based upon their fair values as of the effective date of the Merger. Results of operations will be reflected in the consolidated financial statements of One Valley for all periods subsequent to the effective date of the Merger.


RESALES BY AFFILIATES


    The shares of One Valley Common Stock issued to Point Bancorp Shareholders upon consummation of the Merger have been registered under the Securities Act, but such registration does not cover resales by affiliates of Point Bancorp ("Affiliates"). One Valley Common Stock received and beneficially owned by those Point Bancorp Shareholders who are deemed to be Affiliates may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted. The term "Affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with Point Bancorp at the time the Merger Agreement is submitted for approval by a vote of the holders of Point Bancorp Common Stock. Generally, this definition includes officers, directors and 10% shareholders of Point Bancorp. Each Affiliate who desires to resell One Valley Common Stock received in the Merger must sell such One Valley Common Stock either (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the applicable provisions of Rule 145 under the Securities Act or (iii) in a transaction which, in the opinion of counsel for such Affiliate or as described in a "no-action" or interpretive letter from the staff of the Securities and Exchange Commission, in each case reasonably satisfactory in form and substance to One Valley, to the effect that such resale is exempt from the registration requirements of the Securities Act.

    Rule 145(d) requires that persons deemed to be Affiliates resell their One Valley Common Stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such One Valley Common Stock is sold within the first two years after the receipt thereof. After two years, if such person is not an affiliate of One Valley and One Valley is current in the filing of its periodic securities law reports, a former Affiliate of Point Bancorp may freely resell the One Valley Common Stock received in the Merger without limitation. After three years from the issuance of the One Valley Common Stock, if such person is not an affiliate of One Valley at the time of sale or for at least three months prior to such sale, such person may freely resell such One Valley Common Stock, without limitation, regardless of the status of One Valley's periodic securities law reports.

    Point Bancorp has agreed to provide One Valley with a list of those persons who may be deemed Affiliates at the time of the Point Bancorp Special Meeting. The certificates of One Valley Common Stock issued to affiliates of Point Bancorp in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.


REGULATORY APPROVALS


    The Merger is subject to approval by the Federal Reserve Board, the Office of Thrift Supervision ("OTS") and the West Virginia Board. The Bank Holding Company Act of 1956, as amended (the "BHC Act"), governs the Federal Reserve Board's approval process. The BHC Act provides that the Federal Reserve Board may not approve any transaction (i) which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) the effect of which in any section of the country may be to substantially lessen competition, or tend to create a monopoly, or which in any other manner might restrain trade, unless the Federal Reserve Board finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.


    In conducting its review of any application for approval under the BHC Act, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the institutions involved, and the convenience and needs of the communities that the institutions will serve. The Federal Reserve Board may deny an application if it determines that the financial or managerial resources of the acquiring bank holding company are inadequate. The BHC Act also provides that a transaction approved by the Federal Reserve Board may not be consummated for 30 days after approval to allow for review by the Department of Justice under the federal antitrust laws. If, however, the Department of Justice does not commence a legal action during this 30-day period, it may not thereafter challenge the transaction except in an action commenced under Section 2 of the Sherman Antitrust Act.


    Consummation of the Merger is also subject to approval by the West Virginia Board under the West Virginia banking statutes regulating interstate combinations. The West Virginia Board must consider whether (i) the Merger would result in a monopoly, or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any section of West Virginia, (ii) the Merger would have the effect in any section of West Virginia of substantially lessening competition, or would tend to create a monopoly or in any other manner would be in restraint of trade, unless the anti-competitive effects of the proposed Merger are clearly outweighed in the public interest by the probable effect of the Merger in meeting the convenience and needs of the communities to be served or (iii) the Merger would be contrary to the best interests of the Shareholders or customers of Point Bancorp and its subsidiary banks.


    The BHC Act and West Virginia law provide for the publication of notice of, and the opportunity of administrative hearings relating to, the respective applications for approval noted and described above. Interested parties may intervene in the approval proceedings. If an interested party intervenes, such intervention could substantially delay the regulatory approvals required for consummation of the Merger.


    An application seeking approval of the Merger was filed with the Office of Thrift Supervision on October 20, 1994. Applications seeking approval of the Merger were filed with the Federal Reserve Board and the West Virginia Board on October 31, 1994. The Federal Reserve Board approved the application on December 20, 1994, and the West Virginia Board approved the application on December 12, 1994.



APPRAISAL RIGHTS



    If the Merger is consummated, holders of shares of Point Bancorp Common Stock are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law ("Section 262"), provided that they comply with the conditions established by Section 262.


    SECTION 262 IS REPRINTED IN ITS ENTIRETY AS APPENDIX III TO THIS PROXY STATEMENT/PROSPECTUS. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX III. THIS DISCUSSION AND APPENDIX III SHOULD BE REVIEWED CAREFULLY BY ANY

HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO. FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

    A record holder of shares of Point Bancorp Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Date, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the Merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his or her shares of Point Bancorp Common Stock. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of

    Point Bancorp Common Stock" are to the record holder or holders of shares of Point Bancorp Common Stock. Stockholders of One Valley will have no appraisal rights in connection with the Merger.


    Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the Annual Meeting, not less than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement/Prospectus shall constitute such notice to the record holders of Point Bancorp Common Stock.


    Holders of shares of Point Bancorp Common Stock who desire to exercise their appraisal rights must not vote in favor of the Merger and must deliver a separate written demand for appraisal to Point Bancorp prior to the vote by the stockholders of Point Bancorp on the Merger. A stockholder who signs and returns a proxy without expressly directing by checking the applicable boxes on the proxy card enclosed herewith that his or her shares of Point Bancorp Common Stock be voted against the proposal or that an abstention be registered with respect to his or her shares of Point Bancorp Common Stock in connection with the proposal will effectively have thereby waived his or her appraisal rights as to those shares of Point Bancorp Common Stock because, in the absence of express contrary instructions, such shares of Point Bancorp Common Stock will be voted in favor of the proposal. A person having a beneficial interest in shares of Point Bancorp Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect whatever appraisal rights are available. If the shares of Point Bancorp Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Point Bancorp Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.


    A record owner, such as a broker, fiduciary or other nominee, who holds shares of Point Bancorp Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Point Bancorp Common Stock outstanding in the name of such record owner.


    A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to: Point Bancorp, 610-12 Viand Street, Point Pleasant, West Virginia 25550, Attention: Faye R. Hudson, Secretary.


    The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Point Bancorp Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the Merger will not by itself constitute such a demand. Within ten days after the Effective Date, One Valley must provide notice of the Effective Date to all stockholders who have complied with Section 262.


    Within 120 days after the Effective Date, either One Valley or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on One Valley in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of One Valley to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that One Valley will file such a petition or that One Valley will initiate any negotiations with respect to the fair value of such shares. Accordingly, Point Bancorp stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Date, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from One Valley a statement setting forth the aggregate number of shares of Point Bancorp Common Stock not voting in favor of the Merger and with respect to which demands for appraisal were received by Point Bancorp and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by One Valley.

    If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Point Bancorp Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors.

    Holders of shares of Point Bancorp Common Stock considering seeking appraisal should recognize that the fair value of their shares determined under
Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Point Bancorp, the Delaware Court may order that all or a portion of expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.


    Any holder of shares of Point Bancorp Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Date.


    At any time within 60 days after the Effective Date, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of One Valley. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Date, stockholders' rights to appraisal shall cease, and all holders of shares of Point Bancorp Common Stock will be entitled to receive the consideration offered pursuant to the Merger. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to One Valley a written withdrawal of his or her demand for appraisal and acceptance of the Merger, except (i) that any such attempt to withdraw made more than 60 days after the Effective Date will require written approval of One Valley and (ii) that no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.



                EFFECT OF THE MERGER ON SHAREHOLDERS' RIGHTS


    Although One Valley is a West Virginia corporation and Point Bancorp is a Delaware corporation, the respective rights of their shareholders with regard to such rights as voting rights, dividend rights, liquidation rights, preemptive rights and dissenters rights are similar. However, under West Virginia law, One Valley Shareholders have cumulative voting rights with regard to the election of directors whereas Point Bancorp Shareholders do not have cumulative voting rights. One Valley Shareholders do not have conversion rights.


    One Valley currently looks to the ability of its subsidiaries to pay dividends to One Valley in order for it, in turn, to pay dividends to One Valley Shareholders. The dividends payable by One Valley's banking subsidiaries are dependent upon their earnings and profitability and must be in compliance with certain federal and state banking law requirements. See "Supervision and Regulation - Introduction". Following consummation of the proposed Merger, dividends received by One Valley's Shareholders will continue to be dependent upon the payment of dividends by its banking subsidiaries.


    In the case of One Valley and Point Bancorp, preemptive rights do not exist, and the Board of Directors of each has the authority to issue additional shares without first obtaining the approval of existing Shareholders and without first offering newly issued shares to existing Shareholders for purchase. Following the proposed Merger, One Valley Common Stock will continue to be available for issuance by the Board of Directors when and as it determines advisable for the purpose of raising capital, in acquiring other businesses and for other appropriate purposes.

    Under West Virginia Code Sections 31-1-122 and 31-1-123, Shareholders of One Valley possess dissenters' rights in connection with certain transactions, which are substantially similar to Point Bancorp's appraisal rights under Delaware law. See "Rights of Dissenting Shareholders".



    ANTITAKEOVER PROVISIONS IN ONE VALLEY'S ARTICLES AND BYLAWS


    In 1986, One Valley's Shareholders adopted certain amendments to One Valley's Articles of Incorporation (the "Articles") and Bylaws which are intended to ensure that a party seeking control of One Valley will discuss its proposal with One Valley's Board of Directors. These amendments are discussed below.


    CLASSIFICATION OF THE BOARD OF DIRECTORS. Article V.1(a) of the Articles permits the Board to fix the number of Directors from time to time pursuant to the Bylaws and provides that the Board will be divided into three classes of directors, each class to be as nearly equal in number of directors as possible. This provision has the effect of making it more difficult and time-consuming for a shareholder who has acquired or controls a majority of One Valley's outstanding common stock to gain immediate control of the Board of Directors or otherwise disrupt the management of One Valley. Unless that shareholder can gain the 80% vote required to amend the provisions regarding classifications or number of directors or to remove directors, it would not be possible for that shareholder to elect a majority of the directors at a single meeting of shareholders. Accordingly, it takes at least two annual meetings to change the composition of a majority of the Board of Directors.


    This provision has the effect of making it more difficult for a shareholder to elect a director pursuant to the exercise of his cumulative voting rights. However, the Board believes that the benefits to One Valley and its shareholders of encouraging prior consultation and negotiation outweigh the disadvantages of discouraging any such proposals.


    NOMINATIONS OF DIRECTORS. Article V.1(b) of the Articles provides that nominations for the election of directors must be made as provided in the Bylaws. Article III of the Bylaws provides the manner in which nominations for the election of directors may be made by a shareholder. Article V.1(b) requires the affirmative vote of over 80% of the voting power of One Valley to repeal or amend this provision regarding shareholder nominations.


    The advance notice requirement, by regulating shareholder nominations of Directors, affords the Board of Directors the opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform shareholders about these qualifications. Although this provision does not give the Board of Directors any power to approve or disapprove shareholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if the procedures established are not followed and may discourage a third party from conducting a solicitation of proxies to elect its own slate of directors.


    NEWLY-CREATED DIRECTORSHIPS AND VACANCIES. Article V.1(c) of the Articles and Section 9, Article III, of the Bylaws provide that a vacancy on the Board occurring during the course of the year, including a vacancy created by an increase in the number of directors, will be filled by the remaining directors. They further provide that any new director elected to fill a vacancy on the Board resulting from death, resignation, disqualification, removal or other cause will serve for the remainder of the full term of the class (each class having staggered 3-year terms) in which the vacancy occurred rather than until the next annual meeting of shareholders. However, in accordance with West Virginia law, the amendments provide that those directors elected to fill a vacancy resulting from an increase in the number of directors will hold office only until the next election of directors. It also provides that no decrease in the number of directors will shorten the term of any incumbent.


    The provision that newly-created directorships are to be filled by the Board could prevent a third party seeking majority representation on the Board of Directors from obtaining such representation simply by enlarging the Board and immediately filling the new directorships created with its own nominees. However, these new directors elected by the Board would only serve until the next meeting of shareholders under West Virginia law.


    REMOVAL OF DIRECTORS. Article V.1(d) and Section 13, Article III of the Bylaws provide that a director may be removed, with or without cause, by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors. These provisions preclude a third party from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by removal with its own nominees unless the third party controls 80% of the voting power of the voting stock and can amend provisions of the Bylaws and the Articles.

    INCREASE SHAREHOLDER AND DIRECTOR VOTE FOR ALTERATION, AMENDMENT OR REPEAL OF PROPOSED AMENDMENTS. Article V.1(e) of the Articles requires the concurrence of the holders of at least 80% of the voting power of One Valley entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with, all of the foregoing provisions to the Articles and Bylaws. Under West Virginia corporation law, amendments to the Articles of One Valley require the approval of the holders of more than one-half of the outstanding stock entitled to vote thereon and of more than one-half of the outstanding stock of each class entitled to vote thereon voting as a class. However, West Virginia corporation law also permits provisions in the Articles which require a greater vote than the minimum vote otherwise required by law for any corporate action. In addition, under Article V.2 of the Articles, none of the Bylaw provisions discussed above relating to the Articles may be altered, amended or repealed, nor may any provision inconsistent with those provisions be adopted, without the concurrence of the holders at least 80% of the voting power of One Valley.


    The requirement of an increased shareholder vote is designed to prevent a shareholder with a majority of the voting power of One Valley from avoiding the requirements of the foregoing provisions by simply repealing them.


    NOTIFICATION OF SHAREHOLDER BUSINESS AND NOTICE OF PURPOSE OF ANNUAL MEETING. Article II, Section 1 of One Valley's Bylaws provides that a Shareholder who wishes to bring business before an annual meeting of Shareholders must give advance notification in a manner similar to that required for shareholder nominations for election of directors. Shareholders intending to bring business before an annual meeting are required to deliver or mail notice not less than 40 days prior to the meeting, unless less than 50 days' notice or prior disclosure of the date of the meeting is made in which case the notice must be received not later than the close of business on the 8th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. The notice must be sent to the secretary and must set forth a brief description of the business to be brought before the annual meeting, the reasons for conducting the business at the annual meeting, the name, address, number and class of shares held by the shareholder, and any material interest of the shareholder in the proposal.


    The advance notice requirement affords the Board of Directors the opportunity to consider the shareholder's proposal and, to the extent deemed necessary or desirable by the Board, inform other shareholders about the proposal and the Board's position with respect to the proposal. Although the Bylaw provision does not give the Board the power to approve or disapprove the consideration of a matter which a shareholder wishes to bring before the Annual Meeting, the Bylaw provision may discourage a shareholder from bringing a matter before an Annual Meeting.


    In addition, Section 4, Article II of the Bylaws requires that written notice of all meetings and the purpose or purposes for which a meeting is to be called must be delivered not less than ten nor more than 50 days before the date of the meeting by those persons calling the meeting to each shareholder of record entitled to vote the meeting.


    LIMITATIONS ON AMENDMENTS TO BYLAWS. Article XI of the Bylaws provides that subject to the laws of the State of West Virginia, the Articles and other provisions of the Bylaws, the Bylaws may be altered, amended or repealed at (1) any regular or special meeting for the shareholders by a majority vote of the shares represented and entitled to vote at the meeting provided notice of the proposed amendment is given; or by (2) a majority of the Board at any meeting at which a quorum of the Directors are present except that a two-thirds affirmative vote of all members of the Board is required to amend the Bylaws to change the principal office, change the number of directors, change the number of directors on the Executive Committee or make a substantial change in the duties of the Chairman of the Board and the President.


    The purpose of Article XI of the Bylaws is to prohibit directors who only control a simple majority of the Board from amending or repealing those Bylaws which could have significant effects on the operation of One Valley.


    In 1986, the Shareholders of One Valley also approved a "Fair Price Amendment" concerning business combinations, such as mergers or consolidations.
 The Fair Price Amendment requires the approval of the holders of 80%, or a "super majority," of the shares of One Valley then entitled to vote ("Voting Stock") as a condition to specified transactions with an Interested Shareholder, except in cases in which either (i) certain price criteria and procedural requirements are satisfied or (ii) the transaction is recommended to the Shareholders by a majority of the Disinterested Directors. In the event the minimum price criteria and procedural requirements have been met or the requisite approval of the Board of Directors of One Valley has been given with respect to a particular business combination, the normal requirements of West Virginia law would apply.

    An "Interested Shareholder" is defined in the Fair Price Amendment as any person, other than One Valley or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of the proposed business combination, the Beneficial Owner of more than 10% of the voting power of One Valley's Voting Stock. It also includes any person who is an assignee of, or has succeeded to, any shares of Voting Stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by Interested Shareholders. The term "Beneficial Owner" includes persons directly or indirectly owning or having the right to acquire or vote the stock. At present, One Valley is not aware of the existence of any Shareholder or group of Shareholders who would be "Interested Shareholders" except for those persons listed under "Principal Holders of Voting Securities."


    A "Disinterested Director" is any member of the Board of Directors of One Valley who is not affiliated with an Interested Shareholder and who was a director of One Valley prior to the time the Interested Shareholder became an Interested Shareholder, and any successor to such Disinterested Director who is not affiliated with an Interested Shareholder who was recommended by a majority of the Disinterested Directors then on the Board. The Merger is not subject to the Fair Price Amendment.



ANTITAKEOVER PROVISIONS IN POINT BANCORP'S CERTIFICATE OF INCORPORATION AND BYLAWS.


    Point Bancorp's Articles of Incorporation and Bylaws also contain certain provisions designed to ensure that a party seeking control of Point Bancorp will discuss any proposal with Point Bancorp's Board of Directors. These provisions are discussed below.


    LIMITATIONS ON VOTING RIGHTS. The Certificate of Incorporation of Point Bancorp provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the general rules and regulations promulgated pursuant to the Securities Exchange Act of 1934, and includes shares beneficially owned by such person or any of his or her affiliates (as defined in the Certificate of Incorporation), shares which such person or their affiliates have the right to acquire upon the exercise of conversion rights or options, and shares as to which such person and his or her affiliates have or share investment or voting power, but do not include shares beneficially owned by directors, officers and employees of the Savings Bank or Point Bancorp or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by Point Bancorp to be beneficially owned, by such person and his or her affiliates. The Certificate of Incorporation of Point Bancorp further provides that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock.



    DIRECTORS. Certain provisions of Point Bancorp's Certificate of Incorporation and Bylaws impede changes in majority control of the Board of Directors. Point Bancorp's Certificate of Incorporation provides that the Board of Directors of Point Bancorp be divided into three classes, with directors (except for initial directors) in each class elected for three-year staggered terms. Thus, it takes two annual elections to replace a majority of Point Bancorp's Board. Point Bancorp's Certificate of Incorporation provides that the size of the Board of Directors may be increased or decreased only by a two-thirds vote of the directors then in office. The Certificate of Incorporation also provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, must be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The Certificate of Incorporation further provides that to be eligible to serve as a director, persons must meet certain eligibility criteria.
Finally, the Bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by Shareholders of business to be acted upon at an annual meeting of Shareholders.


    The Certificate of Incorporation provides that directors may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.



    RESTRICTIONS ON CALL OF SPECIAL MEETINGS. The Certificate of Incorporation of Point Bancorp provides that a special meeting of shareholders may be called only pursuant to a resolution adopted by a majority of the Board of Directors. Shareholders are not authorized to call a special meeting.

    ABSENCE OF CUMULATIVE VOTING. Point Bancorp's Certificate of Incorporation provides that there shall be no cumulative voting rights in the election of directors.


    AUTHORIZATION OF PREFERRED STOCK.  The Certificate of Incorporation of
Point Bancorp authorizes 500,000 shares of serial preferred stock, $.01 par value per share. Point Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of Point Bancorp that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. No shares of preferred stock have been issued, and the Board of Directors has no present plans or understanding for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of Point Bancorp and its shareholders.


    PROCEDURES FOR CERTAIN BUSINESS COMBINATIONS. Point Bancorp's Certificate of Incorporation requires that certain business combinations, as defined therein, between Point Bancorp (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (i) be approved by a least 80% of the total number of outstanding voting shares, voting as a single class, of Point Bancorp,
(ii) be approved by two-thirds of the continuing Board of Directors (i.e., persons serving prior to the 10% stockholder becoming such) or (iii) involve consideration per share generally equal to that paid by such 10% stockholder when it acquired its block of stock.


    EVALUATION OF OFFERS. The Certificate of Incorporation of Point Bancorp further provides that the Board of Directors of Point Bancorp, when evaluating any offer of another "Person", (as defined therein), to (i) make a tender or exchange offer for any equity security of the company, (ii) merge or consolidate Point Bancorp, with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Point Bancorp, may in connection with the exercise of its judgment in determining what is in the best interest of Point Bancorp, the Savings Bank and the stockholders of Point Bancorp, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer to Point Bancorp's customers and the Savings Bank's present and future account holders, borrowers and employees; on the communities in which Point Bancorp and the Savings Bank operate or are located; on the ability of Point Bancorp to fulfill its corporate objectives as a savings and loan holding company; and on the ability of the Savings Bank to fulfill the objectives of a federally chartered stock savings bank under applicable statutes and regulations. By having these standards in the Certificate of Incorporation of Point Bancorp, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of Point Bancorp, even if the price offered is significantly greater than the current market price of any equity security of Point Bancorp.


    AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to Point Bancorp's Certificate of Incorporation must be approved by a two-thirds vote of Point Bancorp's Board of Directors and also by a majority of the outstanding shares of Point Bancorp's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of Bylaws; call of special shareholders' meeting; offers to and acquisition of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the Certificate of Incorporation).


    The Bylaws may be amended by a majority vote of the Board of Directors or affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of Shareholders.



    OTHER RESTRICTIONS ON ACQUISITIONS OF POINT BANCORP COMMON STOCK


    DELAWARE ANTI-TAKEOVER STATUTE. The State of Delaware has enacted legislation which provides that subject to certain exceptions, a publicly-held Delaware corporation may not engage in any business combination with an "interested stockholder" for three years after such stockholder became an interested stockholder, unless, among other things, the interested stockholder acquires at least 85% of the corporation's voting stock in the transaction that resulted in the stockholder becoming an interested stockholder. This legislation generally defines "interested stockholder" as any person or entity that owns 15% or more of the corporation's voting stock. The term "business combination" is defined broadly to cover a wide range of corporate transactions, including mergers, sale of assets, issuance of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits. Under certain circumstances, either the Board of Directors or both the Board and two-thirds of the shareholders other than the acquirer may approve a given business combination and thereby exempt the corporation from the operation of the statute.

    However, these statutory provisions do not apply, among other situations, to Delaware corporations with fewer than 2,000 stockholders or which do not have voting stock listed on a national exchange or listed for quotation with a registered national securities association. Currently Point Bancorp does not have 2,000 shareholders.


    FEDERAL REGULATION. A federal regulation prohibits any person prior to the completion of a conversion from transferring, or entering into any agreements or understandings to transfer, the legal or beneficial ownership of the subscription rights issued under a plan of conversion or the stock to be issued upon their exercise. This regulation also prohibits any person prior to the completion of a conversion from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or stock. For three years following conversion, OTS regulations prohibit any person, without the prior approval of the OTS from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution if such person, is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of shareholders.


    Federal law provides that no company, directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions, may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. "Control" in this context means ownership, control of, or holding proxies representing more than 25% of the voting shares of, a savings association or the power to control in any manner the election of a majority of the directors of such institution.


    Federal law provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control" of a savings association unless at least 60 days' prior written notice has been given to the OTS and the OTS has not objected to the proposed acquisition. "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a savings association or to vote more than 25% of any class of voting securities of a savings association. Under federal law (as well as the regulations referred to below) the term "savings association" includes state and federally chartered SAIF-insured institutions, federally chartered savings and loans and savings banks whose accounts are insured by the FDIC and holding companies thereof.


    Federal regulations require that, prior to obtaining control of an insured institution, a person, other than a company, must give 60 days' notice to the OTS and have received no OTS objection to such acquisition of control, and a company must apply for and receive OTS approval of the acquisition. Control, as defined under federal law, involves a 25% voting stock test, control in any manner of the election of a majority of the institution's directors, or a determination by the OTS that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of an institution's voting stock, if the acquirer also is subject to any one of either "control factors," constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock after the effective date of the regulations must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice or approval of the OTS, as applicable.

             HISTORICAL  COMPARATIVE  STOCK  PRICES  AND  DIVIDENDS

ONE VALLEY

    One Valley Common Stock is traded on the NASDAQ National Market System, under the symbol "OVWV." At December 30, 1994, there were approximately 5,850 holders of record of One Valley's Common Stock. The following table sets forth the price range and the cash dividends paid per share for the periods indicated below.


                                               CASH
                       PRICE RANGE           DIVIDENDS
                     HIGH       LOW       PAID PER SHARE

1992
  First Quarter.... 20.56       19.58       0.17
  Second Quarter... 26.25       19.73       0.17
  Third Quarter.... 23.96       21.46       0.18
  Fourth Quarter... 30.21       26.25       0.18

1993
  First Quarter.... 32.25       28.25       0.20
  Second Quarter... 29.75       25.25       0.20
  Third Quarter.... 33.25       26.75       0.22
  Fourth Quarter    31.25       27.00       0.22

1994
  First Quarter.... 28.50       24.75       0.22
  Second Quarter... 29.00       24.25       0.22
  Third Quarter.... 29.75       27.75       0.25
  Fourth Quarter... 30.25       28.00       0.25

    On December 30, 1994, the average of the closing bid and ask prices of One Valley's Common Stock on the NASDAQ National Market System was $28.50 per share.
 On September 1, 1994, the day prior to the public announcement of the Merger, the average of the closing bid and ask prices of One Valley's Common Stock on the NASDAQ National Market System was $29.20 per share.


    One Valley has historically paid dividends on a quarterly basis and currently intends to continue to pay such dividends in the foreseeable future. One Valley's ability to pay dividends depends upon dividends One Valley receives from its banking subsidiaries. Dividends paid by One Valley's banking subsidiaries are subject to restrictions by banking regulations. See "Supervision and Regulation - Introduction". The most restrictive provision requires regulatory approval if dividends in any year exceed the year's retained net profits, as defined, plus the retained net profits of the two preceding years.


POINT BANCORP

    Point Bancorp's Common Stock is not actively traded or quoted on an exchange or reporting system. At December 28, 1994, there were approximately 283 holders of record of Point Bancorp's Common Stock. The average of the bid and ask price of the Common Stock as reported on the Pink Sheets as of January 9, 1995, was $21.50 per share.

                              POINT BANCORP, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION

    Point Bancorp, Inc.'s (the Corporation's) total assets at September 30, 1994 and 1993 totaled $56,935,000 and $57,170,000, respectively, a decrease of $235,000 or .41%. Total deposits at September 30, 1994 were $42,493,000 which represents a decrease of $469,000 or 1.09% as compared with September 30, 1993. The primary reason for the decreases were savings withdrawal because of the Savings Bank control of interest expense on deposit which resulted in a minimal loss of savings deposits.


    Other interest earnings assets totaled $7,878,000 at September 30, 1994 which represents an increase of $1,952,000 or 32.94% as compared with September 30, 1993. The major reason for the increase is due to the reinvestment of the proceeds of investment securities into other interest earning assets on a short term basis while long-term investment strategy was being developed.


    Investment securities at September 30, 1994, totaled $16,588,000 which represents a decrease of $1,790,000 or 9.74%, as compared to September 30, 1993.



    Mortgaged-backed and other asset-backed securities totaled $18,973,000 at September 30, 1994 which represents a decrease of $603,000 or 3.08% as compared with September 30, 1993. The primary reason for the decrease is principal payments on the underlying loans of the mortgage-backed and other asset-backed securities.


    Loans receivable, net totaled $11,895,000 at September 30, 1994 which represents a net increase of $407,000 or 3.54% as compared with September 30, 1993. Loans originated during fiscal year 1994 totaled $4,358,000. Principal reductions during 1994 totaled $3,951,000.


    COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1994 AND 1993


    Net income decreased $10,000 or 1.98% to $495,000 for the year ended September 30, 1994 compared with $505,000 for 1993.


    Interest income on loans reflected a decrease of $50,000 in 1994 when compared with 1993. The decrease during 1994 resulted from a combination of decreasing loan balances and lower interest rates. Interest income on mortgage-backed and other asset-backed securities decreased by $281,000 during 1994 when compared with 1993. The decrease during 1994 resulted from a decrease in the average balance of mortgage-backed and other asset-backed securities outstanding, which resulted from principal payments on mortgage-backed securities, and other assets-backed securities since September 30, 1993. Interest earned on investment securities increased to $898,000 during 1994, compared to $816,000 in 1993, as a result of investment of loan and mortgage-backed securities principal payments.


    During the year ended September 30, 1994 and 1993, the Savings Bank provided $24,000 and $38,000, respectively, as a provision for loan losses, which was charged to operations. The provision for loan losses is based on management's evaluation of the risk inherent in its loan portfolio for loan losses, and gives due consideration to changes in general market conditions and in the nature and volume of the Savings Bank's loan activity. At September 30, 1994 and 1993, the Savings Bank's non-performing loans totaled $21,000 and $560,000 respectively. Non-performing loans at September 30, 1994, were comprised of two single family mortgage loans in the amount of $21,000. The one multi-family loan in the amount of $530,000 at September 30, 1993 was current with scheduled payments at September 30, 1994. Management believes the allowance for loan loss at September 30, 1994 in the amount of $223,000 is adequate to provide for a loss, if any, in regard to this loan. The level of non-performing loans is generally due to the slowdown in the West Virginia economy and surrounding economy, and real estate markets. The allowance for loan losses amounted to $223,000 at September 30, 1994 and $199,000 at September 30, 1993.

    The Savings Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions. In the event that the real estate markets and general economies served by the Savings Bank do not improve or continue to decline, the level of the Savings Bank's non-performing loans may increase. To the extent any such increase exceeds the allowance for loan losses, the Savings Bank's results of operations and financial condition may be adversely affected.


    Non-interest expenses decreased $17,000 during the year ended September 30, 1994 when compared with 1993. Salaries and employee benefits increased by $33,000, and $73,000 respectively, during 1993. Salary and employee benefits include an amount of $82,000 for twelve months of fiscal year 1994 and $61,750 for nine months of fiscal year 1993 for the pro-rata expense of the Management Stock Bonus Plan, adopted in connection with the Conversion. Management continues to limit expense items where it has a degree of control.


    Non-interest expense other decreased $54,000 during the year ended September 30, 1994 when compared with 1993. The primary reason for the decrease was a reduction in the amount of franchise tax being accrued and adjustment for a refund of franchise taxes.


    Income tax expenses totaled $297,000 and $360,000 for the year ended September 30, 1994 and 1993 respectively. The decrease is a result of a decrease in pre-tax income and deferred tax expense.


    COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1993 AND 1992


    Net income increased $51,000 or 11.23% to $505,000 for the year ended September 30, 1993 compared with $454,000 for 1992.


    Interest income on loans reflected a decrease of $128,000 in 1993 when compared with 1992. The decrease during 1993 resulted from a combination of decreasing loan balances and lower interest rates. Interest on mortgage-backed and other asset-backed securities decreased by $249,000 during 1993 when compared with 1992. The decrease during 1993 resulted from a decrease in the average balance of mortgage-backed securities outstanding, which resulted from principal payments on mortgage-backed securities, and other assets-backed securities since September 30, 1992. Interest earned on investment securities increased $816,000 during 1993, when compared to $730,000 in 1992, as a result of investment of loan and mortgage-backed securities and other asset-backed securities principal payments and net proceeds from the Conversion into investment securities and other interest earning deposits.


    During the year ended September 30, 1993 and 1992, the Savings Bank provided $38,000 and $75,000, respectively, as a provision for loan losses, which was charged to operations. The provision for loan losses is based on management's evaluation of the risk inherent in its loan portfolio for loan losses, and gives due consideration to changes in general market conditions and in the nature and volume of the Savings Bank's loan activity. At September 30, 1993 and 1992, the Savings Bank's non-performing loans totaled $560,000 and $104,000 respectively. Non-performing loans at September 30, 1993, were comprised of two single family mortgage loans in the amount of $30,000 and one multi-family loan in the amount of $530,000. The multi-family mortgage was originated on August 23, 1990, and is secured by 28 two-bedroom garden style apartments in two buildings built on 1.5 acres of land located in St. Albans, West Virginia. The loan was assumed by the present borrowers on December 28, 1990, however, the original guarantors were not released. As of September 30, 1993, the principal balance of $529,627 was due and owing, plus accrued interest of $4,965. The level of non-performing loans is generally due to the slowdown in the West Virginia economy and surrounding economy, and real estate markets. The allowance for loan losses amounted to $199,000 at September 30, 1993 and $174,000 at September 30, 1992.

    In the event that the real estate markets and general economies served by the Savings Bank do not improve or continue to decline, the level of the Savings Bank's non-performing loans may increase. To the extent any such increase exceeds the allowance for loan losses, the Savings Bank's results of operations and financial condition may be adversely affected.


    Non-interest expenses increased $186,000 during the year ended September
30, 1993 when compared with 1992. Salaries and employee benefits, and professional fees increased by $73,000, and $60,000 respectively, during 1993. Salary and employee benefits include an amount of $61,750 for the pro-rata expense of the Management Stock Bonus Plan, adopted in connection with the Conversion, for 1993. Professional fees increased primarily due the increased legal and accounting fees associated with the Corporation's filings due to public registration. Management continues to limit expense items where it has a degree of control.

    Income tax expenses totaled $360,000 and $320,000 for the year ended September 30, 1993 and 1992, respectively. The increase is primarily a result of an increase in pre-tax income.


LIQUIDITY AND CAPITAL RESOURCES


    The Savings Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. This requirement, which may be varied from time to time, depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio currently is 5%. The Savings Bank's liquidity averaged 48.5% during 1994. The Savings Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, and loan funding commitments. The Savings Bank also adjusts its liquidity level as appropriate to meet its asset/liability management objectives.


    The Savings Bank's primary source of funds are deposits, amortization and prepayments of loans and mortgage-backed securities principal, maturities of investment securities and funds provided from operations. While scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan prepayments are greatly influenced by market interest rates, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Savings Bank invests its excess overnight deposits with the Federal Home Loan Bank of Pittsburgh, which provides liquidity to meet lending requirements. Interest-bearing deposits at September 30, 1994 and 1993 amounted to $7,250,000 and $5,871,000, respectively. The Savings Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing, and financing activities. These activities are summarized below:


    Cash was generated by operating activities during the fiscal years ended September 30, 1994 and 1993. The primary source of cash from operating activities during each of the years was net income. The primary source of investing activity of the Savings Bank during these years was lending and the purchase of investments and mortgage-backed securities. Net loans amounted to $11,895,000 and $11,488,000 at September 30, 1994 and 1993, respectively.
Mortgage-backed and other asset-backed securities totaled $18,973,000 and $19,576,000, investments totaled $16,588,000 and $18,378,000 at September 30,
1994 and 1993, respectively. In addition to funding new loan production and the purchase of investments and mortgage-backed securities through operations and financing activities, such activities were funded by principal repayments on existing loans and mortgage-backed securities which totaled $9,270,000 during the year ended September 30, 1994.


    Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as interest-bearing deposits. If the Savings Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh which provide an additional source of funds. At September 30, 1994, and 1993 the Savings Bank had $500,000 of advances from FHLB at an interest rate of 4.96%.


    The Savings Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At September 30, 1994, the Savings Bank had outstanding commitments of $114,000. Certificates of deposit scheduled to mature in one year or less at September 30, 1994, totaled $18,967,000. Management believes that a substantial portion of such deposits will remain with the Savings Bank based on past experience.


    As required by the FIRREA, the OTS prescribed three separate standards of capital adequacy (the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% and core capital equal to at least 3.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain total capital equal to at least 8.0% of its risk-weighted assets.

    The following table sets forth the Savings Bank's capital position at September 30, 1994, as compared to the minimum regulatory requirements:


                                                    PERCENT OF
                                                     ADJUSTED
                                    AMOUNT            ASSETS
                           (Dollars in Thousands)
Tangible Capital:
  Requirement                     $    813             1.50%
  Actual                            10,816            19.94%

  Excess                          $ 10,003            18.44%

Core Capital:
  Requirement                     $  1,627             3.00%
  Actual                            10,816            19.94%

  Excess                          $  9,189            16.94%

Risk-Based Capital:
  Requirement                     $  1,251             8.00%
  Actual                            11,011            70.43%

  Excess                          $  9,760            62.43%

    At September 30, 1994 the Bank's capital exceeded all of the capital requirements of OTS as mandated by FIRREA.


ASSET/LIABILITY MANAGEMENT


    Asset/Liability management is a daily function of the Corporation's management and is continually changing in response to interest rate fluctuations. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive, and by monitoring the Savings Bank's interest sensitivity "gap".


    The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based on certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Conversely, a gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income.


    Management's overall strategy for controlling interest rate risk exposure has been to increase the rate of sensitivity of Savings Bank's assets and liabilities. This largely has been accomplished by management's efforts to expand the Savings Bank's participation in mortgage-backed and other asset-backed securities. In addition, the Savings Bank has sought to lengthen the maturity of its interest-bearing liabilities by emphasizing longer term certificates of deposit. The Savings Bank also has the ability to obtain long-term advances from the FHLB-Pittsburgh if such borrowings appear favorable under a particular interest rate environment.


    At September 30, 1994, total interest-earning assets repricing or maturing within one year exceeded interest-bearing liabilities maturing or repricing in the same time period by $1,631,000 million, representing a positive cumulative gap ratio of 2.86% based upon assumptions regarding loan prepayments and deposit decay rates prepared by the OTS for its quarterly gap report for September 30, 1994. Thus, during periods of rising interest rates, based on the OTS prepayment assumptions, it is expected that the yield on interest-earning assets would rise more quickly than the cost of the Saving Bank's interest-bearing liabilities. In periods of declining interest rates, the opposite effect on net interest income is expected. The loan prepayment assumption and deposit decay rates, although standardized, may not be indicative of actual loan prepayments and deposit withdrawals experienced by the Savings Bank. The Interest Rate Sensitivity Analysis table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1994, which are expected to reprice or mature in each of the time periods shown.

    Certain shortcomings are inherent in the method of analysis presented in the aforementioned table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.


IMPACT OF INFLATION AND CHANGING PRICES


    The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Corporation are monetary in nature. As a result of inflation, interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


IMPACT OF NEW ACCOUNTING STANDARDS


    In February, 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 109 relating to the method of accounting for income taxes. Implementation of SFAS No. 109 is required for fiscal years beginning after December 15, 1992. SFAS No. 109 requires companies to take into account changes in tax rates when valuing the deferred income tax amounts recorded on the balance sheet. The statement also requires that deferred taxes be provided for all temporary differences between the financial statements and tax bases of assets and liabilities. The Corporation adopted SFAS No. 109 in the first quarter of the fiscal year ending September 30, 1994. Implementation of this new statement did not have a material effect on the Corporation's results of operations.


    In December 1990, FASB issued SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions." SFAS No. 106 focuses principally on post-retirement health care benefits, and will significantly change the prevalent current practice of accounting for post-retirement benefits on a cash basis to requiring accrual, during the years that the employee renders the necessary service, of the expected cost of providing those benefits to an employee and the employee's beneficiaries and covered dependents. SFAS No. 106 is effective for fiscal years beginning after December 15, 1992, and adoption is required on a prospective basis. Implementation of this new guidance is not applicable. The Corporation has no post-retirement benefits.


    In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Investments." SFAS No. 107 requires all entities to disclose in financial statements or the notes thereto, the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. SFAS No. 107 is effective for financial statements issued for years ending after December 15, 1995 for institutions with total assets of $150 million or less and December 15, 1992 for all other institutions. Substantially all of the Corporation's assets and liabilities are financial instruments and, as a result, SFAS No. 107 requires the fair value of such assets and liabilities to be disclosed. Because such assets and liabilities are monetary in nature, their fair values may fluctuate significantly over time. Management currently is evaluating SFAS No. 107, including acceptable valuation methodologies for purposes thereof, for adoption in the fiscal year ending September 30, 1996.


    In April 1992, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position 92-3 ("SOP 92-3"), "Accounting for Foreclosed Assets." SOP 92-3 requires all entities to record foreclosed real estate at fair market value as of the date of foreclosure. This recorded value becomes the new cost basis. Subsequently, a valuation account is established to adjust to the lower of the new cost basis or fair market value less estimated costs to sell. This SOP is effective for fiscal years ending after December 15, 1992. The Corporation has adopted SOP 92-3 in the September 30, 1993 financial statements.

    In November 1992, the FASB issued SFAS No. 112, "Employers-Accounting for Post Employment Benefits." SFAS No. 112 focuses principally on post employment benefits currently expensed on a cash basis, to recognition on the accrual basis of the expected cost of providing those benefits to an employee and employee's beneficiaries and covered dependents during the years that the employee renders the necessary services. Such benefits include salary continuation, supplemental unemployment benefits, severance benefits, job training and counseling, and continuation of health care benefits. SFAS No. 112 is effective for fiscal years beginning after December 15, 1993 and adoption is required on a prospective basis. Management has not determined the impact of this statement at September 30, 1994.


    In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment a Loan." The Statement requires that a creditor should evaluate the collectibility of both contractual interest and contractual principal of all receivables when assessing the need for a loss accrual. It also requires a creditor to measure certain impaired loans on a basis that reflects the time value of money.


    The Statement addresses the accounting by creditors for impairment of a loan by specifying how allowances for credit losses related to certain loans should be determined. The Statement also addresses the accounting by creditors for all loans that are restructured in a troubled debt restructuring involving a modification of terms of a receivable, including those involving a receipt of assets in partial satisfaction of a receivable. SFAS No. 114 is effective for fiscal years beginning after December 15, 1993. In management's opinion the Statement is not expected to have a material effect on the Corporation's financial statements.


    In June, 1993 FASB issued SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows:


    (Bullet) Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as SECURITIES HELD TO MATURITY and reported at amortized cost.

    (Bullet) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as TRADING SECURITIES and reported at fair value, with unrealized gains and losses included in earnings.


    (Bullet) Debt and equity securities not classified as either securities held to maturity or trading securities are classified as SECURITIES AVAILABLE FOR SALE and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.


    The Statement is effective for fiscal years beginning after December 15, 1993. It is to be initially applied as of the beginning of an enterprise's fiscal year and cannot be applied retroactively to prior years' financial statements. Management's intent is for all securities to be "securities held to maturity" and therefore this Statement will not have a material effect on the Corporation's financial statements.

                       SELECTED FINANCIAL AND OTHER DATA

    Set forth below are summaries of historical financial and other data regarding the Corporation. This information is derived in part from, and should be read in conjunction with, the Financial Statements of the Corporation presented elsewhere in the Corporation's Annual Report to Shareholders.


SELECTED FINANCIAL DATA


    The following table sets forth certain information concerning the financial position of the Corporation at the dates indicated:


                                                         At September 30,
                                   1990         1991         1992         1993         1994
                                                   (Dollars in the thousands)
Total Amount of:
Assets                          $ 48,602      $ 50,190    $ 52,202    $ 57,170    $ 56,935
  Loans receivable-net            12,493        12,378      11,896      11,488      11,895
  Mortgage-backed securities      16,676        19,531      19,076      19,576      18,973
  Investments                      3,049         5,347      10,265      18,378      16,588
  FHLB Stock                         218           278         316         288         268
  FHLB Stock                         218           278         316         288         268
  Cash and interest-earning
    deposits                      15,312        11,855       9,782       6,605       8,364
  Deposits                        41,921        43,188      44,732      42,962      42,493
  Stockholders' equity
   (substantially
   restricted)(1)               $  6,251    $  6,621 $     7,075 $    13,363 $      13,683


Number of:
  Real estate loans outstanding      471           469         454         425         410
  Deposit accounts                 5,904         5,727       5,380       4,943       5,198
  Full service offices                 1             1           1           1           1

(1) Composed of appropriated retained income.

SUMMARY OF OPERATIONS

 The following table summarizes results of operations for each of the periods indicated:


                                             Year Ended September 30,
                                     1990     1991     1992     1993     1994
                                            (Dollars in the thousands)
Interest income                      $4,410    $4,358    $4,007    $3,682    $3,419
Interest expense                      3,131     2,939     2,412     1,842     1,679
   Net interest income                1,279     1,419     1,595     1,840     1,740
Provision for loan losses                48        48        75        38        24
   Net interest income after
    provision for loan losses         1,231     1,371     1,520     1,802     1,716

Non-interest income:
  Fees and service charges               20        24        32        28        31
  Gain (loss) on sale of investments
  Gain (loss) on sale of loans and
    mortgage-backed securities
  Gain (loss) on sale of
   foreclosed real estate                                     5         2
  Other income                           11        12         8        10         5
     Total non-interest income           31        36        45        40        36

Non-interest expense:
  Compensation and employee
   benefits                             272       341       383       456       489
  Occupancy and equipment                99       103       104        93       101
  Data processing                        53        65        72        76        76
  Federal deposit insurance
   premium                               81        90        97        88        99
  Professional fees                      57        67         9        69        54
  Loss on sale of service
   center stock                          54
  Other general and
   administrative                       115       112       126       195       141
     Total non-interest
      expense                           731       778       791       977       960

Income before income taxes              531       629       774       865       792
Income tax expense                      188       259       320       360       297
     Net income                      $  343    $  370    $  454    $  505    $  495

KEY OPERATING RATIOS

    The table below sets forth certain performance ratios for the periods indicated. The ratios using the September 30, 1994 equity balances are different from previous years primarily due to the increase in equity as a result of the Conversion.



                                      At or for the Year Ended September 30,


                                1990        1990        1992        1993        1994
Return on average assets
(net income divided by
average total assets)            .71%        .75%        .88%        .88%        .86%

Return on average equity
(net income divided by
average equity)                 5.64        5.72        6.63        4.10        3.65

Average equity to average
assets ratio (average
equity divided by average
total assets)                  12.64       13.05       13.29       21.52       23.58

Equity to assets at
period end                     12.86       13.19       13.55       23.37       24.03

Net interest rate spread (1)    1.95        2.17        2.56        2.48        2.29

Net yield on average
interest-earning assets         2.75        2.95        3.19        3.32        3.13

Non-performing loans
to total loans (2)              0.69        0.83        0.87        4.87         .18

Non-performing assets
to total assets (3)             0.18        0.27        0.19        0.98         .04

Non-interest expense to
average assets                  1.52        1.57        1.54        1.71        1.67

Average interest-earning
assets to average
interest-bearing liabilities  111.97      112.71      113.90      121.01      127.55

Net interest income to
total non-interest
 expenses                     174.97%     182.39%     201.64%     188.33%     181.25%

(1)    Computed on the basis of average balances.
(2) Non-performing loans include non-accruing loans and accruing loans delinquent 90 days or more.
(3) Includes non-accruing loans, accruing loans more than 90 days delinquent and real estate owned.

AVERAGE BALANCE SHEET

    The following table sets forth certain information relating to average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end instead of daily average balances has caused any material difference in the information presented.




                                                         Year Ended September 30,
                                       1992                              1993                            1994
                           Average             Average      Average               Average    Average              Average
                           Balance   Interest  Yield/Cost   Balance   Interest  Yield/Cost   Balance   Interest  Yield/Cost
                                                                            (Dollars in the thousands)
Interest earning assets:
Loans receivable(1)         $12,152   $1,204     9.90%    $ 11,450    $1,076     9.39%        $11,884   $1,026     8.63%
Mortgage-backed
securities                   19,505    1,775     9.10       19,115     1,526     7.98          18,404     1,245     6.76
Investment securities         8,993      730     8.11       15,542       816     5.25          16,175       898     5.55
Other interest
earning assets(2)             9,312      298     3.20        9,207       264     2.86           9,090       250     2.75
Total interest-earning
assets                       49,962    4,007     8.02       55,314     3,682     6.66          55,553     3,419     6.15

Non-interest earning
assets                        1,547                          1,857                              1,703
Total assets               $ 51,509                       $ 57,171                            $57,256

Interest-bearing
liabilities:
Now                        $ 1,522        64     4.20        1,583        49     3.07           1,963        58     2.95
Money market                 2,087        90     4.36        2,010        64     3.15           1,748        52     2.98
Passbook                     9,835       449     4.56       13,244       472     3.56          14,260       477     3.35
CD                          30,712     1,809     5.89       26,910     1,242     4.62          25,131     1,067     4.24
Deposits                  $ 44,156     2,412     5.46     $ 43,747     1,827     4.18          43,102     1,654      .86
Borrowed funds                 -0-       -0-      .00          333        15     4.96             500        25     4.96
Total interest-bearing
liabilities                 44,156     2,412     5.46       44,080     1,842     4.18          43,602     1,679     3.86

Non-interest-bearing
liabilities
Total liabilities
Retained earnings
Total liabilities and
retained earnings
Net interest income                    $1,595                           1,840                            $1,740
Interest rate spread(3)                         2.56%                            2.48%                               2.29%
Net yield on interest-
earning assets(4)                               3.19%                            3.32%                               3.13%
Ratio of average interest-
earning assets to average
interest-bearing liabilities                  113.15%                           125.48%                            127.55%


(1) Average balances include non-accrual loans.
(2) Includes interest-earning deposits in other financial institutions and FHLB of Pittsburgh stock.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

    The following table presents the extent to which changes in interest rates and changes in the volume of interest-earnings assets and interest-bearing liabilities have affected interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                  Year Ended September 30,      Year Ended September 30,
                                   1993 Compared to Year          1994 Compared to Year
                                Ended September 30, 1992        Ended September 30, 1993
                                  Increase (Decrease)             Increase (Decrease)

                              Volume      Rate       Net      Volume       Rate       Net
                                     (In Thousands)                 (In Thousands)
INTEREST-EARNING
 ASSETS
Mortgage loans purchased
 under agreements to
 resell                        $ -0-     $   -0-     $ -0-     $-0-     $    -0-     $     -0-
Loans receivable, net            (69)        (59)     (128)      37          (87)          (50)
Mortgage-backed
 securities                      (36)       (213)     (249)     (48)        (233)         (281)
Investment securities            333        (247)       86       40           42            82

OTHER INTEREST
 EARNING ASSETS
Interest earning
 deposits and
 federal funds sold              (10)        (24)      (34)      (6)          (8)          (14)
     Total                       218        (543)     (325)      23         (286)         (263)

INTEREST-BEARING
 LIABILITIES
NOW accounts                       2         (17)      (15)      11           (2)            9
Money market accounts             (3)        (24)      (27)      (2)          (3)           (5)
Passbook accounts                155        (132)       23       36          (28)            8
Certificate accounts            (224)       (342)     (566)     (82)        (103)         (185)
Borrowed funds                     7           8        15       10          -0-            10
     Total                       (63)       (507)     (570)     (27)        (136)         (163)

Net change in
 interest income               $ 281     $   (36)    $ 245     $ 50     $   (150)    $    (100)

INTEREST RATE SENSITIVITY ANALYSIS

    The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities at September 30, 1994, which are anticipated by the Corporation, based upon 1994 mortgage loan prepayment and deposit decay rate assumptions, to reprice or mature in each of the future time periods shown.

                                                             At September 30, 1994
                                        More than    More than    More than   More than
                               Six      Six Months    One Year   Three Years  Five Years
                              Months        to           to          to          to       More Than
                              Or Less    One Year   Three Years  Five Years  Ten Years    Ten Years     TOTAL
Interest-earning assets:
Mortgage loans (1):
Held for investment          $ 1,552     $ 1,651     $ 2,808     $ 1,989     $ 2,757       $  940     $ 11,697
Purchased under agree-
ments to resell                  -0-         -0-         -0-         -0-         -0-          -0-          -0-
Consumer and Other
Loans (1)                        245         219         -0-         -0-         -0-          -0-          464
Mortgage-backed and
related securities             3,303       1,245       5,618       6,552       1,672          583       18,973
Interest-earning deposits        437       7,441         -0-         -0-         -0-          -0-        7,878
Investment securities          8,187         500       5,401       2,250         250          -0-       16,588
Securities held for sale         -0-         -0-         -0-         -0-         -0-          -0-          -0-
Total interest-earning
 assets                      $13,724     $11,056     $13,827     $10,791     $ 4,679       $1,523     $ 55,600


Interest-bearing liabilities
Passbook accounts            $ 1,146     $ 1,044     $ 3,326     $ 2,291     $ 3,075       $1,998     $ 12,880
Money market accounts            772         355         287          13           1          -0-        1,428
NOW accounts                     406         322         748         297         176           19        1,968
Certificate accounts          10,416       8,552       6,809         440         -0-          -0-       26,217
Borrowed funds                    45          91         364         -0-         -0-          -0-          500
Total interest-bearing
liabilities                  $12,785     $10,364     $11,534     $ 3,041     $ 3,252       $2,017     $ 42,993

Interest sensitivity gap
per period                   $   939     $   692     $ 2,293     $ 7,750     $ 1,427       $ (494)    $ 12,607

Cumulative interest
sensitivity gap              $   939     $ 1,631     $ 3,924     $11,674     $13,101       $2,607     $ 12,607

Cumulative interest
sensitivity gap as a
percentage of total assets      1.65%       2.86%       6.89%      20.50%      23.01%       22.14%       22.14%
Cumulative net interest-
earning assets as a
percentage of net interest-
bearing liabilities             2.18%       3.79%       9.12%      27.15%       30.05%       29.32%     29.32%

(1) For purposes of the gap analysis, gross mortgage and other loans are reduced for loans delinquent 90 days or more, but are not reduced for the allowance for loan losses. Loans delinquent 90 days or more (in thousands) at September 30, 1994, totaled $21,000 for mortgage loans and $-0- for other loans.

BUSINESS AND PROPERTIES OF ONE VALLEY


    The Board of Directors of One Valley Bank, National Association, formerly Kanawha Valley Bank, National Association ("One Valley Bank"), caused One Valley to be formed, through a corporate reorganization, as a single bank holding company holding all of the common stock of One Valley Bank. On September 4, 1981, the effective date of the reorganization, the shareholders of One Valley Bank exchanged their shares of Kanawha Valley Bank common stock for shares of One Valley Common Stock, $10 par value, and became shareholders of One Valley, and One Valley Bank became a wholly-owned subsidiary of One Valley.


    As of September 30, 1994, One Valley owned eleven operating banking subsidiaries ("Banking Subsidiaries") including: One Valley Bank, National Association; One Valley Bank of Huntington, Inc.; One Valley Bank of Mercer County, Inc.; One Valley Bank-East, National Association; One Valley Bank of Oak Hill, Inc.; One Valley Bank of Ronceverte, National Association; One Valley Bank of Morgantown, Inc.; One Valley Bank of Summersville, Inc.; One Valley Bank of Clarksburg, National Association; One Valley Bank of Marion County, National Association; and One Valley Bank-North, Inc. In addition, One Valley owns 100% of the outstanding stock of One Valley Services, Inc., which until December 1993, provided data processing services to the Banking Subsidiaries and other nonaffiliated banks, and 100% of the outstanding stock of One Valley Square, Inc., a Texas corporation, which owns the office building in which One Valley Bank and One Valley are located. (All of these subsidiaries, including the Banking Subsidiaries, are collectively referred to as the "Subsidiaries".)


    One Valley has, from time to time, engaged in merger or acquisition discussions with other banks and financial institutions both within and outside of West Virginia, and it is anticipated that such discussions will continue in the future.


    As of September 30, 1994, One Valley was the largest bank holding company in total assets in the State of West Virginia, and its principal activities consist of owning and supervising its eight operating Banking Subsidiaries. At September 30, 1994, One Valley had consolidated assets of $3.60 billion, deposits of $2.92 billion, and shareholders' equity of $318 million.


RECENT DEVELOPMENTS


    On January 28, 1994, One Valley consummated its merger with Mountaineer Bankshares of W.Va., Inc., and as a result, acquired ownership of the outstanding stock of the following seven banking subsidiaries: Old National Bank, Martinsburg; The Empire National Bank of Clarksburg; City National Bank of Fairmont; The Bank of Wadestown, Fairview; Mercantile Banking & Trust Company, Moundsville; The Bank of Cameron, Inc.; and The Sunshine Bank of Wheeling (the "New Banking Subsidiaries") (the Banking Subsidiaries and the New Banking Subsidiaries are hereafter collectively referred to as the "Banking Subsidiaries"). As a result of this acquisition, One Valley is the largest bank holding company in the State of West Virginia.

BUSINESS AND PROPERTIES OF POINT BANCORP


GENERAL


    Point Bancorp, Inc. ("Registrant" or "Company") is a unitary savings and loan holding company that was incorporated in 1992 under the laws of the State of Delaware for the sole purpose of acquiring all of the issued and outstanding common stock of Point Pleasant Federal Savings Bank ("Point Pleasant Federal" or "Savings Bank"). This acquisition occurred in connection with the simultaneous conversion of Point Pleasant Federal from a mutual to stock institution, on December 31, 1992. The only subsidiary of the Company is the Savings Bank. The Savings Bank has no subsidiaries.


    Point Pleasant Federal is a federally chartered capital stock savings bank located in Point Pleasant, West Virginia. The Savings Bank was founded in 1892 as a West Virginia chartered building and loan association under the name Point Pleasant Building and Loan Association. In 1975, the Savings Bank adopted a federal charter and changed its name to Point Pleasant Federal Savings and Loan Association. In 1992, the Savings Bank converted from a federally chartered mutual savings and loan association to its current form, a federally chartered capital stock savings bank subsidiary of a savings and loan holding company.


    The Savings Bank's deposits have been federally insured since 1934 by the Savings Association Insurance Fund ("SAIF"), as administered by the Federal Deposit Insurance Corporation ("FDIC"), and its predecessor, the Federal Savings and Loan Insurance Corporation. The Savings Bank has been a member of the Federal Home Loan Bank System since 1932. As of September 30, 1994, Point Pleasant Federal had total assets of $54 million, total deposits of $42 million, and retained earnings of $8 million or 15% of total assets under generally accepted accounting principles (GAAP).


    Point Pleasant Federal is primarily engaged in attracting deposits from the general public and investing such deposits, together with other sources of funds, in mortgage-backed and investment securities and loans secured primarily by residential real estate located in Mason, Cabell, Kanawha, Putnam and Jackson Counties, West Virginia and the neighboring counties of Gallia and Meigs, Ohio. To a lesser extent, the Savings Bank also makes multi-family and commercial real estate loans, deposit loans and second mortgage loans.


    The principal sources of funds for the Savings Bank's lending activities are deposits and the amortization and payment of loans and maturities of investment securities. Principal sources of income are interest on investment securities and mortgage loans. The Savings Bank's principal expense is interest paid on deposits and operating expenses.


    Based on total assets, at September 30, 1994, Point Pleasant Federal believes that it is the 6th largest thrift institution headquartered in West Virginia. During its over 100-year existence, among its other lending activities, Point Pleasant Federal has focused on serving its customers located in Point Pleasant, West Virginia and surrounding communities. The Savings Bank's immediate market area features a variety of industries such as water transportation related to public utilities, chemical manufacturers, coal mining and distribution, and health care.


    Conditions in the Savings Bank's primary market area during the past several years have resulted in low levels of loan demand. As a result, the Savings Bank's principal method of financing home ownership has been the purchase of mortgage-backed securities. As of September 30, 1994, mortgage-backed securities and collateralized mortgage obligations totalled $19 million and constituted approximately 35% of the Savings Bank's total assets. Such amount exceeded the amount of the Savings Bank's total loans by approximately $7 million.

LENDING ACTIVITIES


    General. Currently, the principal lending activity of Point Pleasant Federal is the origination of mortgage loans for the purpose of financing or refinancing one- to four-family residential properties.

    ANALYSIS OF LOAN PORTFOLIO. Set forth below is selected data relating to the composition of the Savings Bank's loan and mortgage-backed securities portfolio by type of loan on the dates indicated.



                                                     At September 30,
                                         1992                     1993                    1994
                                    $            %           $            %            $           %
                                    (Dollars in Thousands)

Real Estate Loans:
  Residential                    $ 10,616       34.04%    $ 10,501       33.56%    $ 10,958       35.27%
  Commercial                          148         .47           90         .29           78         .25
  Construction                         80         .26           64         .20           20         .06
  Multi-family                        544        1.74          530        1.69          519        1.67
  Second mortgage                     162         .52          154         .49          122         .39
Consumer loans:
  Deposit                             576        1.85          436        1.39          464        1.49
     Total loans                   12,126       38.88       11,775       37.62       12,161       39.13

Mortgage-backed securities         19,059       61.12       19,513       62.38       18,913       60.87

Total loans and mortgage-backed
   securities                      31,185      100.00%      31,288      100.00%      31,074      100.00%
Less:
  Loans in process                     33                       64                       20
  Deferred loan origination fees
    and costs                          23                       24                       23
  Unamortized yield adjustments       (17)                     (63)                     (60)
  Allowance for loan losses           174                      199                      223
    Total loans and mortgage-
      backed securities, net     $ 30,972                 $ 31,064                 $ 30,868

Loan Maturity. The following table sets forth the maturity of the Savings Bank's loan portfolio at September 30, 1994. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totalled $3,856,000, $3,786,000 and $3,951,000, for the three years ended
September 30, 1992, 1993 and 1994, respectively. The Savings Bank had no adjustable-rate loans at September 30, 1994.


                	1-4 Family
                       Real Estate      Commercial      Multi-
                       Mortgage(1)      Real Estate     Family     Construction     Deposit    Total
	                                 (In thousands)
Amounts Due:
Within 1 year           $     73          $     --      $   519      $     20        $   464    $ 1,076

After 1 year
  1 to 3 years	              249	        --	    --	           --	         --	    249
  3 to 5 years	              408	        78	    --             --	         --	    486
  5 to 10 years	            2,709         	--          --             --            --       2,709
  10 to 20 years	    7,313       	--     	    --             --            --       7,313
  Over 20 years	              328       	--          --	           --	         --	    328
Total due after one year   11,007	        78	    --	           --	         --    	 11,085
Total amount due	  $11,080	    $   78	 $  519	       $   20	     $   464	$12,161

Less:
Allowance for loan loss	      143     	        --	     80	           --	         --	    223
Loans in process    	       --	        --	     --	           20 	         --	     20
Deferred loan fees	       23	        --	     --	           --	         --	     23
   Loans receivable, net  $10,914	   $    78	$   439	       $   --	      $  464	$11,895

_____________________
(1)	Includes second mortgage loans.

The following table sets forth the dollar amount of all loans due after September 30, 1995, which have predetermined interest rates and which have floating or adjustable interest rates.

                                       Floating or
                            Fixed      Adjustable
                            Rates      Rates             Total
	                             (In Thousands)

One-to-four family	  $10,885	$  --	        $10,885
Commercial real estate	       78	   --                78
Multi-family	               --    	   --	             --
Second mortgage	              122	   --	            122
Construction	               --	   --	             --
Deposit 	               --	   --	             --
   Total	          $11,085	$  --	        $11,085

Residential and Multi-Family Real Estate Loans. The Savings Bank's primary lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by property located in the Savings Bank's primary market area. The majority of the Savings Bank's residential mortgage loans consist of loans secured by owner-occupied, single-family residences. As of September 30, 1994, the Savings Bank had $10.9 million, or 35.27%, of its gross loan and mortgage-backed securities portfolio invested in loans secured by one-to-four family residences. In addition, at that same date, the Savings Bank had $18.9 million or 60.87% in mortgage-backed securities that were secured by one-to- four family residences.

The Savings Bank originates 15- and 20-year fixed-rate mortgage loans intended primarily for retention in the Savings Bank's loan portfolio. The Savings Bank's fixed-rate mortgage loans are amortized on a monthly basis with principal and interest due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option.

The Savings Bank currently offers one-year and three-year fixed-rate balloon mortgage loans. Balloon mortgage loans have one- and three-year maturities at which time the Savings Bank may renew the loan at prevailing market rates at its option. Balloon loans are made on a 20- to 25-year amortization basis. Depending upon the credit history of the borrower, balloon loans may not be re-underwritten by the Savings Bank upon maturity. The Savings Bank's origination of fixed-rate mortgage loans versus balloon loans is determined on an on-going basis and is based on changes in market interest rates. The primary purpose of offering balloon loans is to make the Savings Bank's loan portfolio more interest rate sensitive. However, as the interest income earned on balloon loans varies with prevailing interest rates, such loans do not offer the Savings Bank predictable cash flows as would long-term, fixed-rate loans. There is increased credit risk resulting from potential increased payments to the borrowers as a result of repricing of balloon loans. It is possible, therefore, that during periods of rising interest rates, the risk of defaults on balloon loans may increase due to the upward adjustment of interest costs to the borrower. As of September 30, 1994, the Savings Bank had $1.6 million or 5.01% of its gross loan and mortgage-backed securities portfolio comprised of balloon loans.

The Savings Bank also originates multi-family residential real estate mortgage loans which are secured by a first lien on such properties as apartment buildings. As of September 30, 1994, multi-family residential real estate loans totalled $519,000 or 1.67% of the Savings Bank's gross loan and mortgage-backed securities portfolio.
Multi-family loans are generally made with a fixed rate of interest that is at least 100 basis points above the interest rate on the Savings Bank's fixed- rate residential real estate loans, depending upon market conditions existing at the time the loan is made. Multi-family loans are underwritten on the same basis as residential real estate loans except that the Savings Bank generally will only lend up to 80% of the appraised value of the property, requires certain debt service coverage ratios to be met and may charge higher origination fees and points.

Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by Multi-family real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability repay the loan may be impaired. The Savings
Bank evaluates all aspects of multi-family lending in order to mitigate risk to the extent possible. The Savings Bank seeks to ensure that the property securing the loan will generate sufficient cash flow to adequately cover operating expenses and debt service payments. Multi-family loans generally are made at a loan-to-value ratio no greater than 80%. In underwriting these loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, position in the local and regional market, location, and physical condition. The underwriting analysis also includes credit checks and a review of the financial condition of the borrower.

Point Pleasant Federal's residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Savings Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Savings Bank's fixed-rate mortgage portfolio, and the Savings Bank has generally exercised its rights under these clauses.

Regulations limit the amount which a savings association may lend in relationship to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Such regulations permit a maximum loan-to-value ratio of 100% for residential property and 90% for all other real estate loans. The Savings Bank's lending policies, however, generally limit the maximum loan-to-value ratio to 80% of the lesser of the appraised value or the purchase price of the property to serve as security for the loan. When the Savings Bank makes a loan in excess of 80% of the appraised value or purchase price, private mortgage insurance is required. Mortgage loans will be made up to 90% of appraised value only if private mortgage insurance is provided for the amount of the loan in excess of 80% of the lower of the appraised value or purchase price.

The loan-to-value ratio, maturity, and other provisions of the residential real estate loans made by the Savings Bank have generally reflected the policy of making loans below the maximum limits permitted under applicable regulations. The Savings Bank requires title insurance or an attorney's title certificate, flood hazard insurance (if required), fire, and casualty insurance on all properties securing real estate loans made by the Savings Bank.

    CONSTRUCTION LOANS. The Savings Bank originates loans to finance the construction of owner-occupied residential property. As of September 30, 1994, the Savings Bank had none of its total loan and mortgage-backed securities portfolio invested in interim construction loans. The Savings Bank makes construction loans to private individuals and to builders who are building pursuant to a contract for sale. Construction loans are made with fixed interest rates for terms of up to one year. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction loans are structured to be converted to permanent loans originated by the Savings Bank at the end of the construction period.


    COMMERCIAL REAL ESTATE LOANS. Loans secured by commercial properties constituted approximately $78,000, or .25%, of Point Pleasant Federal's total gross loans and mortgage-backed securities at September 30, 1994. The Savings Bank's permanent commercial real estate loans are secured by improved property such as churches, offices, small business facilities, and other non-residential buildings, all of which are located in the Savings Bank's primary market. The Savings Bank offers commercial real estate loans with balloon maturities up to three years that amortize on ten-to 25-year repayment schedules. Interest rates offered on commercial real estate loans are slightly higher than those offered on residential mortgage loans. The Savings Bank does not consider the origination of commercial real estate loans as its primary lending activity, nor has the Savings Bank emphasized the origination of such loans.


    It is the Savings Bank's policy to limit commercial real estate loans to principal balances of up to approximately $1,500,000. Commercial real estate loans generally range in size up to approximately $250,000 to $500,000. As of September 30, 1994, the Savings Bank's largest commercial real estate loan had a principal balance of $78,172 and was made to finance a small business activity located in Nitro, West Virginia.


    Loans secured by commercial real estate generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

    CONSUMER LOANS. Regulations permit federally-chartered savings associations to make secured and unsecured consumer loans up to 35% of the Savings Bank's assets. In addition, the Savings Bank has lending authority above the 35% category for certain consumer loans, such as second mortgage loans and loans secured by deposit accounts.


    As of September 30, 1994, consumer loans totaled $464,000 or 1.49% of the Savings Bank's total gross loan and mortgage-backed securities portfolio and consisted entirely of loans on deposit accounts. While the Savings Bank has the authority to offer a variety of consumer loans, at September 30, 1994, the Savings Bank only offered consumer loans secured by savings accounts or certificates of deposit. Loans secured by deposit accounts are made at a fixed interest rate 200 basis points above the interest rate paid on the account and with maturities up to one year, subject to renewal at the Savings Bank's option.



    LOAN SOLICITATION AND PROCESSING. Loan originations are derived from a number of sources such as real estate broker referrals, customers, borrowers, builders, and walk-in customers.


    Upon receipt of a loan application, a credit report is made to verify specific information relating to the loan applicant's employment, income, and credit standing. In the case of a real estate loan, an appraisal of the real estate intended to secure the proposed loan is undertaken by an independent appraiser approved by the Savings Bank. A loan application file is first reviewed by the President of the Savings Bank and then, depending on the amount of the loan, is submitted to the Loan Committee or the full Board of Directors for consideration and approval. The President or the Loan Committee approves loans in the amount of $100,000 or less. All loans over $100,000 must be first approved by the President and then ratified by the Loan Committee or the full Board of Directors.


    Loan applicants are promptly notified of the credit decision by a letter.
If the loan is approved, the loan commitment specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. The borrower must provide proof of fire, flood (if applicable), and casualty insurance on the property serving as collateral, which insurance must be maintained during the full term of the loan. Generally, title insurance endorsed to the Savings Bank or an attorney's certificate is required on all mortgage loans.

ORIGINATION, PURCHASE AND SALE OF LOANS

    Loan Originations, Purchases and Sales. The following table sets forth the Savings Bank's gross loan originations, loan and mortgage-backed securities purchases, sales and principal repayments for the periods indicated.

                                                   Year Ended September 30,
                                                     1992       1993       1994
Total gross loans receivable and mortgage-backed
 securities at beginning of period                  $32,015    $31,185    $31,288

Loans originated:
1 to 4 family residential                             3,599      3,575      4,085
Commercial                                               --         --         --
Multi-family real estate                                 --         --         --
Construction loans                                       --         --         --
Deposit loans                                           314        218        346
Total loans originated                                3,913      3,793      4,431
Mortgage-backed securities purchased                  4,295      8,395      5,440
Loan principal and mortgage-backed securities
  repayments                                          9,038     12,085     10,085
Net loan activity                                      (830)       103       (214)
Total gross loans receivable and mortgage-
  backed securities at end of period                $31,185    $31,288    $31,074


    LOAN COMMITMENTS. The Savings Bank issues standby loan origination commitments to qualified borrowers primarily for the construction and purchase of residential real estate and non-residential real estate. Such commitments are made on specified terms and conditions and are made for periods of up to 30 days, during which time the interest rate is locked-in. As of September 30, 1994, the Savings Bank had $114,000 in commitments to originate mortgage loans.


    LOAN FEES AND SERVICE CHARGES. In addition to interest earned on loans, the Savings Bank generally recognizes fees and service charges which consist primarily of loan servicing fees and late charges. The Savings Bank recognized other fees and service charges on loans of $32,000, $28,000 and $31,000 for the years ended September 30, 1992, 1993 and 1994, respectively.


    Loan origination and commitment fees are volatile sources of income. Such fees vary with the volume and type of loans and commitments made and purchased, and with competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money.


    LOANS TO ONE BORROWER. FIRREA significantly reduced the dollar amount of loans that a savings association may lend to a single or related group of borrowers. Under prior federal regulations, a savings association could make real estate related loans to one borrower in an amount equal to 100% of its regulatory capital. Under FIRREA, savings associations are subject to the same limits as those applicable to national banks, which under current regulation, limits loans to one borrower in an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate) or $500,000, whichever is higher. Prior to FIRREA, the Savings Bank's maximum loan to one borrower limit equaled 10% of withdrawable accounts or 100% of its regulatory capital under the then-existing FHLBB regulations. Under FIRREA and implementing regulations, the Savings Bank's maximum loan to one borrower limit was $1.5 million at September 30, 1994.

    DELINQUENCIES AND ASSET CLASSIFICATION. The Savings Bank's collection procedures provide that when a loan is 15 days past due, a late charge is added and the borrower is contacted by mail or telephone and payment is requested. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower. Additional late charges may be added and, if the loan continues in a delinquent status for 60 days or more, the Savings Bank generally initiates foreclosure proceedings unless other repayment arrangements are made. Each delinquent loan is reviewed on a case by case basis.


    Loans are reviewed on a regular basis and are placed on a non-accrual status when the loan becomes 90 days delinquent and, in the opinion of management, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.


    Real estate acquired by the Savings Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as foreclosed real estate until such time as it is sold. When foreclosed real estate is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value. Any write-down of foreclosed real estate is charged to the allowance for real estate losses. As of September 30, 1994, the Savings Bank had no property acquired as the result of foreclosure or by deed in lieu of foreclosure and classified as foreclosed real estate.


    The following table sets forth information regarding loans which are 90 days or more delinquent but on which the Savings Bank is accruing interest and real estate owned at the dates indicated. Management of the Savings Bank believes that all loans accruing interest are well secured and in the process of collection. At such dates, the Savings Bank had no restructured loans within the meaning of SFAS No. 15 and had no loans on non-accrual status.

                                                              At September 30,
                                                 1990    1991    1992      1993     1994
                                                           (Dollars in Thousands)

Accruing loans which are contractually past due
90 days or more:
  Permanent loans secured by 1-4
   dwelling units                               $ 86     $103     $104     $ 560     $ 21

Total accrual loans more than 90
  days delinquent                               $ 86     $103     $104     $ 560     $ 21

Real estate owned                               $ --     $ 32     $ --     $  --     $ --

Total non-performing assets                     $ 86     $135     $104     $ 560     $ 21

Total accrual loans more than 90
   days delinquent to net loans                  .69%     .83%     .86%     4.79%     .17%


Total accrual loans more than 90
  days delinquent to total assets                .69%     .27%     .20%      .98%     .17%


Total non-performing assets to total
  assets                                         .18%     .27%     .20%      .98%     .17%

    CLASSIFIED ASSETS. OTS regulations provide for a classification system for problem assets of insured institutions which covers all problem assets, including assets that previously had been treated as "scheduled items". Under this classification system, problem assets of insured institutions are classified as "substandard", "doubtful" or "loss". An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard", with the added characteristic that the weaknesses present make "collection of principal in full", on the basis of currently existing facts, conditions, and values, "highly questionable and improbable". Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets classified "special mention" are assets included on the Savings Bank's internal watchlist.


    When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss", it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which may order the establishment of additional general or specific loss allowances, thereby impacting the institution's financial conditions and earnings.


    As of September 30, 1994, the Savings Bank had $512,000, or .94% of total assets, classified as substandard assets and no assets classified as special mention. At such date, the Savings Bank had $223,000 in general loss allowances. The Savings Bank had no assets classified as doubtful or loss at September 30, 1994.

                              At September 30, 1994
                                  (In Thousands)

Special mention..............        $  --
Substandard..................          512
Doubtful assets..............           --
Loss assets..................           --
   Total classified assets...        $ 512

General loss allowance.......        $ 223
Specific loss allowance......           --

Charge-offs..................         $ --

    The Savings Bank had one loan classified as "substandard" at September 30, 1994, which had a principal balance of $512,000 plus accrued interest of $4,800 at that date. Originally, this was a $519,500 permanent loan secured by 28 two-bedroom garden style apartments located on 1.5 acres of land in St. Albans, West Virginia. The loan was assumed by the current borrowers in December 1990, however, the original guarantors were not released from the loan. The loan is secured by a first mortgage on the apartment buildings and an assignment of the rents. As of November 30, 1994, the date of last payment on this loan, the loan was 30 days delinquent.


    The following table sets forth the type and dollar amounts of the Savings Bank's delinquent loans more than 90 days delinquent as of September 30, 1994.

                                                At
                                          September 30,
                                              1994
                                         (In Thousands)

Delinquent residential mortgage loans
   (90 days or more delinquent)......      $  21,000

    Allowance for Loan and Real Estate Losses. It is management's policy to provide for losses on unidentified loans in its loan portfolio and foreclosed real estate. A provision for loan losses is charged to operations based on management's evaluation of the potential losses that may be incurred in the Savings Bank's loan portfolio. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated net realizable value of the underlying collateral. During the years ended September 30, 1992, 1993, and 1994, the Savings Bank provided $75,000, $38,000 and $24,000, respectively, to the provision for loan losses.


    When foreclosed real estate is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value. Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of the property exceeds its estimated net realizable value. As of September 30, 1994, the Savings Bank had neither real estate owned nor an allowance for losses on real estate owned.


    Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. There can be no assurance that the allowance for loan losses will be adequate to cover losses which may in fact be realized in the future and that additional provisions for loan losses will not be required.

    The following table sets forth information with respect to the Savings Bank's allowance for loan losses at the dates indicated:

                                        At September 30,
                                     1992      1993      1994
                                     (Dollars in Thousands)
Total loans outstanding                      $12,070     $11,687     $12,118
Average loans outstanding                    $12,152     $11,450     $11,884

Allowance balances (at beginning of period)       99         174         199
Provision (credit):
  Residential real estate                         75          38          24
(Charge-offs) recoveries:
  Residential real estate                         --         (13)         --
  Recoveries                                      --          --          --
Allowance balance (at end of period)         $   174     $   199     $   223

Allowance for loan losses as a percentage of
  total loans outstanding                       1.44%       1.70%       1.84%
Net loans charged off as a percentage of
  average loans outstanding                       --%        .11%         --%


   The distribution of the Savings Bank's allowance for loan losses at the dates indicated are summarized as follows:


                                   At September 30,
                   1992                1993               1994
                     Percent of         Percent of          Percent of
                       Loans in           Loans in            Loans in
                          Each              Each               Each
                       Category           Category            Category
                       To Total           To Total            To Total
               Amount    Loans    Amount    Loans    Amount    Loans
                                (Dollars in Thousands)
Residential real  $ 124      71.26%    $124      62.31%    $143      64.13%
   estate
Multi-family real    50      28.74       75      37.69       80      35.87
   estate
Commercial real
   estate            --         --       --         --       --         --
Total             $ 174     100.00%    $199     100.00%    $223     100.00%

    MORTGAGE-BACKED SECURITIES AND INVESTMENT ACTIVITIES


    GENERAL. The investment policy of the Savings Bank, which is established by senior management and approved by the Board of Directors, is based upon its asset and liability management goals and is designed primarily to provide a portfolio of high quality, diversified investments while seeking to optimize net interest income within acceptable limits of safety and liquidity. Investments generally are made with the intent of holding them to maturity, and the Savings Bank's portfolio of mortgage securities and other investments is accounted for on an amortized cost basis. The Savings Bank's current investment goal is to invest available funds in instruments that generally do not exceed an average life of five to seven years, or that meet specific requirements of the Savings Bank's asset and liability management goals. The investment activities of the Savings Bank consist primarily of investments in mortgage securities consisting primarily of mortgage-backed securities, and other securities consisting primarily of securities issued or guaranteed by the United States Government or agencies thereof and investment grade corporate securities. As of September 30, 1994, the Company had an investment portfolio of approximately $36 million consisting primarily of mortgage-backed securities and U.S. Government and agency securities. The market value of such securities at September 30, 1994, was $35 million. See Notes 3 and 4 of Notes to Financial Statements.


    On February 10, 1992, the OTS adopted Thrift Bulletin 52 ("TB 52"). This bulletin addresses the selection of securities dealers, requires depository institutions to establish prudent policies and strategies for securities transactions, describes securities trading and sales practices that are unsuitable when conducted in an investment portfolio, indicates characteristics of loans held for sale or trading, and establishes a framework for identifying when certain mortgage derivative products are high-risk mortgage securities that must be reported in a "trading" or "held for sale" account. As of September 30, 1994, the Savings Bank believed it was in compliance with TB 52. As of this same date, the Savings Bank's policies made no allowance for either "trading" or "held for sale" activity or investment in high-risk mortgage securities.


    On June 1, 1989, the OTS issued a new rule to clarify the application of GAAP to securities held for investment, sale, and/or trading by insured savings associations. The rule requires an insured savings association's board of directors to document and monitor its investment policy and strategies, discusses the appropriate documentation of investment decisions of the insured savings association's board of directors, summarizes GAAP applicable to securities held for investment, sale and/or trading, and offers guidance on the application of GAAP by insured savings associations in determining when securities should be accounted for as a security held as an investment, as a security held for sale or as a security held for trading. As of September 30, 1994, the Savings Bank had no securities held for sale or trading.


    COMPOSITION OF MORTGAGE SECURITIES PORTFOLIO. The principal business activity of the Savings Bank is investing in mortgage-backed securities and Mortgage Obligations ("CMOs") (collectively referred to as "mortgage securities"), and the Savings Bank makes such investments as its principal method of financing home ownership. As of September 30, 1994, the carrying value of mortgage-backed securities totalled $16 million, or 28.07% of total assets, and CMOs and other asset-backed securities totalled $3 million, or 5.26% of total assets. The market value of such securities totalled approximately $19 million at September 30, 1994. Included in CMOs at September 30, 1994, were real estate mortgage investment conduits ("REMICs"). Included in the Savings Bank's mortgage-backed securities portfolio at September 30, 1994, were $4.1 million of pass-through securities issued by the Government National Mortgage Association ("GNMA"), $8.6 million of pass-through securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), and $3.7 million of pass-through securities issued by the Federal National Mortgage Association ("FNMA").



    Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as the Savings Bank. Such quasi-governmental agencies, which guarantee the payment of principal and interest to investors, primarily include FHLMC, FNMA and GNMA.

    Since FHLMC, FNMA and GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. As of September 30, 1994, GNMA limited its maximum loan size to $184,000 for Veterans Administration ("VA") loans and on average $184,000 for Federal Housing Authority ("FHA") loans; FNMA and FHLMC limited their loans to $203,150. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

    Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate mortgages or adjustable rate mortgage ("ARM") loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. As a result, the interest rate risk characteristics of the underlying pool of mortgages, i.e., fixed rate or adjustable rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Mortgage-backed securities issued by FHLMC, FNMA, and GNMA make up a majority of the pass-through market and totalled 52%, 23%, and 25%, respectively, of the Savings Bank's mortgage-backed securities portfolio at September 30, 1994.


    In the current declining interest rate environment, the Savings Bank has experienced significant prepayments of both fixed and adjustable rate mortgage-backed securities. The Savings Bank generally has not been able to reinvest the cash flow from these securities into comparable yielding investments, and expects that this reinvestment risk will continue so long as interest rates remain relatively low.


    The following table sets forth the contractual maturities, as modified to reflect estimated maturities based on prepayment assumptions, of the Savings Bank's mortgage-backed securities portfolio as of September 30, 1994. See Note 4 of the Notes to Financial Statements.

         Contractual Maturities Due In Year(s) Ended September 30,
                                   1997 to   1999 to   2004 and
1994         1995         1996      1998      2003    Thereafter    Total
                             (In thousands)

$    --    $    --       $1,105    $6,723    $4,639    $6,506    $18,973


    CMOs are typically issued by a special-purpose entity (the "issuer"), which may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. The entity aggregates pools of pass-through securities, which are used to collateralize the CMO. Once combined, the cash flows can be divided into "tranches" or "classes" of individual bonds, thereby creating more predictable average durations for each bond than the underlying pass-through pools. Accordingly, under the CMO structure all principal pay downs from the various mortgage pools are allocated to a CMO's first class until it has been paid off, then to a second class until such class has been paid off, and then to the next classes. Thus, CMOs are intended to address the reinvestment concerns associated with mortgage-backed securities pass-throughs, namely that (i) they tend to pay off when interest rates fall, thereby taking their relatively high coupon with them, and (ii) their expected average life may vary significantly among the different tranches.


    Some CMO instruments are most like traditional debt instruments because these CMO instruments have stated principal amounts and traditionally defined interest-rate terms. Purchasers of certain other CMO instruments are entitled to the excess, if any, of the issuer's cash inflows, including reinvestment earnings, over the cash outflows for debt service and administrative expenses. These CMO instruments may include instruments designated as residual interests, and are riskier in that they could result in the loss of a portion of the original investment. Cash flows from residual interests are very sensitive to prepayments and, thus, contain a high degree of interest-rate risk. Residual interests represent an ownership interest in the underlying collateral, subject to the first lien of the CMO investors.

    The following table sets forth information relating to the carrying and market values of the Savings Bank's mortgage securities portfolio at the dates indicated.


                                                          At September 30,
                                          1992                 1993                   1994
                                  Carrying     Market   Carrying    Market    Carrying    Market
                                    Value       Value     Value      Value      Value      Value
                                                             (In Thousands)
Mortgage-backed securities:
  GNMA                             $ 8,289    $ 9,001    $ 5,616    $ 6,007    $ 4,136    $ 4,217
  FHLMC                              5,115      5,298      7,475      7,658      8,577      8,293
  FNMA                               4,699      4,967      3,784      3,929      3,724      3,641
    Total                           18,103     19,266     16,875     17,594     16,437     16,131

CMO and REMIC securities:
  Government and agency CMO
and                                    973        997      2,701      2,707      2,536      2,439
    REMIC regular interests
  Private issuer CMO and REMIC
    regular interests                   --         --         --         --         --         --
    Total                              973        997      2,701      2,707      2,536      2,439

  Total mortgage-backed securities
    and CMO and REMIC              $19,076    $20,263    $19,576    $20,301    $18,973    $18,570
    securities

    The following table sets forth the carrying value of the Savings Bank's fixed rate and variable rate mortgage securities and investment securities at the dates indicated.


                                      At September 30,
                                      1993       1994
                                       (In Thousands)
Fixed                              $15,655    $14,631
  Variable                           1,220      1,806
  Total mortgage-backed securities $16,875    $16,437

CMO and REMIC securities:
  Fixed                            $ 2,701    $ 1,590
  Variable                              --        946
  Total CMO and REMIC              $ 2,701    $ 2,536

Investment securities:
  Fixed                            $17,628    $12,938
  Variable                             750      3,650
  Total investment securities      $18,378    $16,588

    The following table sets forth the carrying value of the Savings Bank's investment securities portfolio, short-term investments and FHLB stock at the dates indicated.


                                                    At September 30,
                                              1992        1993        1994
                                                     (In Thousands)
Investment securities:
  U.S. Government and agency securities      $ 5,300    $10,275    $12,123
  Other securities(1)                          4,965      8,103      4,465
   Total investment securities                10,265     18,378     16,588
Interest-bearing deposits                      9,098      5,887      7,878
Federal funds sold                                --         --         --
FHLB of Pittsburgh stock                         316        288        268
Mortgage securities                           19,076     19,576     18,973
   Total investments                         $38,755    $44,129    $43,707

    (1) Consists of corporate bonds, notes and debentures.

Investment Portfolio Maturities

    The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Savings Bank's investment securities portfolio at September 30, 1994.


                                                              As of September 30, 1994
                One Year or Less    One to Five Years     Five to Ten Years   More than Ten Years    Total Investment Securities
                 Carrying   Average   Carrying   Average   Carrying   Average   Carrying   Average   Carrying   Average   Market
                   Value     Yield      Value     Yield      Value     Yield      Value     Yield      Value     Yield      Value
                                                             (Dollars in the Thousands)

U.S. Government
 and federal        $4,824     4.51%    $ 6,547     4.97%    $ 250     5.00%    $502         7.25%    $12,123     4.88%    $11,780
agency
 obligations
Other securities(1)  2,771     4.55       1,694     5.26        --       --       --           --       4,465     4.81       4,444
  Total             $7,595     4.52%    $ 8,241     5.03%    $ 250     5.00%    $502         7.25%    $16,588     4.86%    $16,224

(1)         Consists of corporate securities.

SUBSIDIARY ACTIVITIES


    As a federally chartered savings and loan association, Point Pleasant Federal is permitted to invest up to 2% of its assets in the stock of, or loans to, service corporation subsidiaries. Point Pleasant Federal may invest an additional 1% of its total assets in service corporations where such additional funds are used for inner-city or community development purposes. As of September 30, 1994, the Savings Bank had no subsidiaries.


SOURCES OF FUNDS


    GENERAL. Deposits are the major source of the Savings Bank's funds for lending and other investment purposes. In addition to deposits, Point Pleasant Federal derives funds from amortization and prepayment of loans, sale or maturities of investment securities, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.


    DEPOSITS. Consumer and commercial deposits are attracted principally from within the Savings Bank's primary market area through the offering of a broad selection of deposit instruments including NOW, regular savings, money market deposit, term certificate accounts (including negotiated jumbo certificates in denominations of $100,000 or more), and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit, and the interest rate, among other factors. The Savings Bank regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews the Savings Bank's cash flow requirements for lending and liquidity and executes rate changes when deemed appropriate. The Savings Bank does not obtain funds through brokers, nor does it actively solicit funds outside of the State of West Virginia.


    Jumbo certificates of deposit with principal amounts of $100,000 or more constituted $2.5 million or 6% of the Savings Bank's total deposit portfolio at September 30, 1994. The Savings Bank's jumbo deposits include deposits from various individuals. Jumbo deposits make the Savings Bank susceptible to large deposit withdrawals if one or more depositors withdraw deposits from the Savings Bank. Such withdrawals may adversely impact the Savings Bank's cost of funds, liquidity, and funds available for lending.

    DEPOSIT PORTFOLIO. Deposits in the Savings Bank as of September 30, 1994, were represented by various types of savings programs described below.


                                                       Minimum    Balance as of     Percentage
                                          Interest     Balance    September 30,       of Total
      Category                    Term        Rate      Amount        1994(1)         Deposits
NOW Accounts                      None        2.85%    $   300    $       1,968              5%
Regular Savings                   None        3.25           5           12,880             30
Money Market                      None        2.85       1,000            1,428              3
accounts
Non-interest deposit              None          --         N/A               --             --
Christmas Club                    None          --         N/A               --             --
    Total                                                         $      16,276             38%
Certificates of
Deposit:
Fixed Term, Fixed         1 - 3 Months        3.93         500    $       3,640              8%
Rate
Fixed Term, Fixed         4 - 6 Months        4.08         500            5,421             12
Rate
Fixed Term, Fixed        7 - 12 Months        4.52         500            7,406             17
Rate
Fixed Term, Fixed       13 - 24 Months        4.97         500            6,810             16
Rate
Fixed Term, Fixed       25 - 36 Months        4.99         500              146              1
Rate
Fixed Term, Fixed       37 - 48 Months        4.99         500              147              1
Rate
Fixed Term, Fixed      49 - 120 Months        4.99         500              147              1
Rate
Jumbo Certificates                            4.95     100,000            2,500              6
    Total certificates                        4.42                       26,217             62
    Total deposits                            3.96%               $      42,493            100%

(1) Dollars in thousands.


    TIME DEPOSITS BY RATE. The following table sets forth the time deposits in the Savings Bank classified by rates as of the dates indicated.


                            As of September 30,
                         1992      1993      1994
                               (In thousands)
Weighted Average Rate
 4.00% or Less        $ 8,989    $ 7,180    $12,467
 4.01 - 6.00%          17,002     16,959     12,895
 6.01 - 8.00%           2,985      1,325        855
   Total              $28,976    $25,464    $26,217

    TIME DEPOSITS MATURITY SCHEDULE. The following table sets forth the amount and maturities of time deposits at September 30, 1994.

                                           Amount Due
                     Less Than       1-2         2-3        After
                      One Year      Years       Years      3 Years       Total
                                          (In thousands)
Weighted Average Rate

 4.00% or less        $ 6,139    $     --    $     --    $     --    $ 6,139
 4.01% - 6.00%         12,827       4,338       2,472         441     20,078
 6.01% - 8.00%             --          --          --          --         --
 8.01% - 10.00%            --          --          --          --         --
10.01% - 12.00%            --          --          --          --         --
   Total              $18,966    $  4,338    $  2,472    $    441    $26,217

    JUMBO CERTIFICATES OF DEPOSIT. The following table indicates the amount of the Savings Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 1994:


                                     Certificates
                                      of Deposits
            Maturity Period         (In thousands)
Three months or less........           $1,600
Three through six months....              400
Six through twelve months...              200
Over twelve months..........              300
                                       $2,500

    DEPOSIT ACTIVITY. The following table sets forth the deposit activities of the Savings Bank for the periods indicated:

                                                        Year Ended September 30,
                                                    1992        1993          1994
                                                             (In thousands)
Beginning Balance                                  $43,188    $ 44,732     $42,962
Deposits                                            34,565      34,421      32,482
Withdrawals                                         34,803      37,596      34,384
  Net increase (decrease) before interest credited     238      (3,175)     (1,902)
Interest credited                                    1,306       1,405       1,433
  Net increase (decrease) in savings deposits      $ 1,544    $ (1,770)       (469)
 Ending Balance                                    $44,732    $ 42,962     $42,493


    In the unlikely event of liquidation of the Savings Bank after the Conversion, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to the stockholders of the Savings Bank. Substantially all of the Savings Bank's depositors are residents of West Virginia.


PROPERTIES


    The Savings Bank currently operates from a main office. The main office is located in a two story, 7,000 square foot building owned by Point Bancorp. This facility operates five teller stations and three drive-in stations. In addition, there exists a station which could be utilized either as an additional drive in station or an ATM facility.

COMPETITION


    Point Bancorp's target market area consists of portions of Mason, Cabell, Kanawha, Putnam and Jackson Counties (West Virginia) and Gallia and Meigs Counties (Ohio). Located along Route 35 and near Interstate routes 64, and 77, Point Bancorp's market area includes the cities of Point Pleasant, Gallipolis, Ravenswood, New Haven and their neighboring communities.


    Point Bancorp's market area is supported by a variety of industries including healthcare, chemical manufacturing, coal mining and distribution. Leading employers in Point Pleasant's market area include Pleasant Valley Hospital, Holzer Medical Center, Reliance Control, Shell Chemical, Federal Mogul Corp., American Alloys, Ravenswood Aluminum, Appalachian Power (4 power plants within 20 miles), Akzo, school districts and county governments. In addition, a proposed paper and pulp manufacturing facility to be located in Apple Grove, West Virginia (Mason County) would be one of the largest of such facilities nationwide.


    In recent years, the economy of the market area has suffered from the nationwide recession and as a result, loan demand has not increased at historical levels. The Savings Bank believes it is the largest thrift in West Virginia. The Savings Bank credits its stability, people and name recognition, soundness and reputation for personal service as reasons for its success.


    Point Bancorp's primary competitors are Banc One Corp., City Holding Company, Ohio Valley and Star Banc Corporation. These organizations are all larger than the Savings Bank, offer a wider array of services, and are capable of making larger loans than Point Pleasant.


PERSONNEL


    As of September 30, 1994, the Savings Bank had 8 full-time employees.


LEGAL PROCEEDINGS


    There are various claims and lawsuits in which the Company or the Savings Bank are periodically involved, such as claims to enforce liens, condemnation proceedings on properties in which the Savings Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the Company's or Savings Bank's business. In the opinion of management, no material loss is expected from any such pending claims or lawsuits.

                             ELECTION OF DIRECTORS

    Point Bancorp's Board of Directors is presently composed of five members who are elected for terms of three years. Cecil Edwin Cotton and Maye R. Smith are Point Bancorp's nominees for the Board of Directors. Dr. Gary L. Clarke, Theodore H. Ghiz and Robert C. Doeffinger, Jr. will continue in office.


DIRECTORS AND EXECUTIVE OFFICERS


                                                                                       Director or
                                                                                       Officer of
                                                                                         Point
                                                                                       Bancorp or         Common Stock Owned
                                                                                       one of its        Beneficially(1)(2)(3)
   Name & Position  Held             Principal Occupation for                        Subsidiaries
     with Point Bancorp                   Past Five Years                  Age           Since         Number        Percentage
Dr. Gary L. Clarke,              Practices optometry in Gallipolis,         41             1980         41,626         6.44
Director                         Ohio

Robert E. Clary,                 August 1989-January 1991, CPA-             45             1990         2456           (6)
Vice President and Chief         Trainer, Wright & Paterno
Accounting Officer

Cecil Edwin Cotton, (4)          Served as a director for over a            76             1980         26,174         4.05
Director                         decade.  Mr. Cotton is retired.

Robert C. Doeffinger, Jr.,       Partner of an architectural                44             1979         28,104         4.34
(7)                              engineering firm in Charleston,
Director                         WV.  Paid consultant to the
                                 Savings
                                 Bank in the area of
                                 investments and lending.  Devotes
                                 10% of
                                 his time to the Savings
                                 Bank.

Theodore H. Ghiz                 Attorney at law practicing in              70             1990            7,275     1.12
Director                         Charleston, WV.  Director Ghiz is
                                 the sole owner of Theodore H.
                                 Ghiz, L.C., law firm.  Provides
                                 legal services to the Savings Bank
                                 from time to time.

Faye R. Hudson, (7)              Vice President and Secretary -             71             1992           33,041     4.69
Vice President and               Point Bancorp
Secretary

Maye R. Smith, (4) (7)           President, Chief Executive Officer         71             1967           43,202     6.14
President, Chief Executive       and Chief Financial Officer since
Officer, Chief Financial         1975.  Has four decades of service
Officer, Treasurer and           with the Savings Bank.
Director

All directors and executive officers as a group (7 persons) (5)

    (1) Pursuant to rules promulgated under the 1934 Act, a person or entity is considered to beneficially own shares of Common Stock if he or she directly or indirectly has or shares (1) voting power, which includes the power to vote or to direct the voting of the shares; or (2) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, includes all shares held directly by the named individuals as well as by spouses, minor children in trust and other indirect ownership, over which shares the named individual effectively exercises sole voting and investment power with respect to the indicated shares.


    (2) Includes 24,700 shares of Common Stock awarded pursuant to the Management Stock Bonus Plan, which vests over four years at the rate of 25% per year commencing on the first anniversary of the effective date of the Savings Bank's conversion from mutual to stock form (December 31, 1992) for which each recipient possesses sole voting power and no investment power until such shares vest.


    (3) Excludes 30,874 shares of Common Stock granted under the 1992 Stock Option Plan which are not exercisable within 60 days of the Record Date.


    (4) Nominee for Point Bancorp's Board of Directors


    (5) Includes 19,451 shares of Common Stock granted under the 1992 Stock Option Plan.


    (6)Less than 1%


    (7) Maye R. Smith and Faye R. Hudson are sisters. Robert L. Doeffinger is the son-in-law of Faye R. Hudson.



FILING OF BENEFICIAL OWNERSHIP REPORTS


    The Common Stock of Point Bancorp is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). The executive officers and directors of the Company and beneficial owners of greater than 10% of the Company's Common Stock ("10% beneficial owners") are required to file reports on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC") disclosing changes in beneficial ownership of the Common Stock. Based on Point
 Bancorp's review of Forms 3, 4 and 5 filed by officers, directors and 10% beneficial owners of Common Stock, no executive officer, director or 10% beneficial owners of Common Stock failed to file such ownership reports on a timely basis during the fiscal year ended September 30, 1994 .

EXECUTIVE COMPENSATION


    Point Bancorp has no full time employees, relying upon employees of the Savings Bank for the limited services required by Point Bancorp. All compensation paid to directors, officers and employees is paid by the Savings Bank.


    The following table sets forth certain salary and compensation information regarding the chief executive officer of Point Bancorp during the fiscal years ended September 30, 1994, 1993 and 1992. No executive officer received cash compensation in excess of $100,000 during the fiscal years ended September 30, 1994, 1993 and 1992.


                                                   SUMMARY COMPENSATION TABLE


                                ANNUAL                            LONG TERM                 ALL OTHER
Name and                     COMPENSATION (1)                   COMPENSATION (3)           COMPENSATION
Principal
Position                                                      Restricted   Securities
                                                             Stock Awards  Underlying
                       Year        Salary        Bonus           (2)        Options
MAYE R. SMITH          1994       $69,250        $4,250            0             0             $0
President, CEO
and CFO                1993       71,700         4,250             0             0             0

                       1992       67,013         4,250        86,450        15,437             0





(1) Does not include the value of certain other perquisites and personal benefits, which do not in the aggregate exceed 10% of the total salary and bonus of the named executive officer. Salary includes fees received for service as a director.


(2) Includes all restricted stock awards granted to the named executive officer under the Management Stock Bonus Plan effective upon the completion of the initial stock offering on December 31, 1992. Such awards vest at the rate of 33 1/3% per year after December 31, 1992.


(3) Includes grants of stock options received under the 1992 Stock Option Plan effective upon the completion of the initial stock offering on December 31, 1992.

EMPLOYMENT AGREEMENTS


    Point Bancorp, through the Savings Bank, has entered into an employment agreement with Maye R. Smith, President and Chief Executive Officer, and with Faye R. Hudson, Vice President and Secretary. Each employment agreement is for a three-year term, with an annual base salary of $65,000 for Ms. Smith and $50,000 for Ms. Hudson. Each agreement provides for a salary review by the Board of Directors not less often than annually with the Board to consider increases to be made upon satisfactory performance, as well as participation in any customary fringe salary benefits and vacation and sick leave. The agreement terminates upon death, and will be terminable by Point Bancorp for "just cause" as defined in the agreement. If Point Bancorp terminates the employee without just cause, the employee will be entitled to a continuation of her salary from the date of termination through the remaining term of the agreement. The employee will be able to terminate the agreement by providing not less than 60 days written notice to the Board of Directors. In the event that such individuals terminate employment as a result of the hiring of new management, the Board will be furnished with at least 90 days notice of each employee's intention to retire. Each agreement may be renewed annually by the Board of Directors upon a determination of satisfactory performance and a determination to extend such agreement within the Board's sole judgment. Upon retirement, each employee will be eligible to receive reimbursement for life for payment of the highest Medicare Supplement available for which they may elect to enroll. Vacation benefits under each agreement will be accrued at the rate of six weeks per year, with any unused vacation to be paid in the form of a lump-sum payment at retirement. In the event of the death of the employee during the term of such agreement, the estate of such employee shall be paid such employee's base salary through the end of the calendar year but in no event for a period of less than six months. Each employee will be eligible to receive disability payments in the amount of the greater of 100% of base compensation for 12 months or 65% of base compensation for the remaining term of the agreement.


    Each employment agreement contains a provision stating that in the event of involuntary termination of employment in connection with, or within one year after, any change in control of the Savings Bank or Point Bancorp, the employee will be paid in a lump sum an amount equal to 299% of the employee's average compensation during the preceding five year period. In no event, however, shall compensation paid under any severance arrangement under either agreement exceed three times the employee's annualized salary or result in the imposition of an excise tax under Section 280G of the Internal Revenue Code. "Control" generally refers to the ownership, holding or power to vote more than 25% of the Savings Bank's or Point Bancorp's voting stock, the control of the election of a majority of directors of the Savings Bank or Point Bancorp, or the exercise of a controlling influence over the management or policies of the Savings Bank or Point Bancorp by any person or group. The employee may also be entitled to receive the foregoing termination payment, following a change in control in the event she is required to relocate more than 35 miles from Point Bancorp's main office, her duties are materially diminished, existing employee benefit plans are not maintained, or in the case of Ms. Smith, is she is not re-elected to the Board of Directors of the Savings Bank or Point Bancorp. If a change of control occurred based upon compensation as of September 30, 1994, Ms. Smith would have been entitled to a lump sum of $207,750, except her employment contract will be amended to provide for a reduced amount as described below.


    Pursuant to the Merger Agreement, these contracts will amended to provide for (i) a lump sum payment on the Effective Date in amount equal to their salaries for one year, and (ii) payment of the highest medicare supplement for life that is offered to One Valley retirees. After a short transition period, Ms. Smith and Ms. Hudson will cease their active duties and they will make themselves available for consulting.


LONG TERM INCENTIVE PLANS


    The Company does not sponsor any long-term incentive plans.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Company consists of Directors Clarke, Cotton, Doeffinger and Ghiz. The Committee serves as the Compensation Committee for the Savings Bank. The Committee meets annually to review the performance of Point Bancorp's and Savings Bank's officers and employees, and to determine compensation programs and salary actions for Point Bancorp, the Savings Bank and their personnel.


    Director Doeffinger is a consultant to Point Bancorp and receives a $500 monthly fee. Director Ghiz provides legal services to Point Bancorp from time to time at rates no less favorable to Point Bancorp than those which could be obtained from unaffiliated third parties.

OTHER BENEFITS


    INSURANCE. Full-time employees of the Savings Bank are provided with group plan insurance that covers hospitalization, major medical, dental and long-term disability and life insurance. This insurance is available generally and on the same basis to all full-time employees following completion of approximately ninety days of employment.


    STOCK OPTION PLAN.  In connection with the Conversion, Point Bancorp's
Board of Directors adopted the 1992 Stock Option Plan (the "Option Plan"). Pursuant to the Option Plan, a number of shares equal to 10% of the Common Stock issued in the Conversion (i.e., 61,750 shares based upon the sale of 617,500 shares) are reserved for issuance by Point Bancorp upon exercise of stock options to be granted to officers, directors and employees of Point Bancorp from time to time under the Option Plan. The purpose of the Option Plan is to provide additional incentive to certain officers, directors and employees by facilitating their purchase of a stock interest in Point Bancorp. The Option Plan has a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan.


    MANAGEMENT STOCK BONUS PLAN. The Board of Directors of the Savings Bank has adopted the Management Stock Bonus Plan (the "MSBP") as a method of providing directors, officers, and employees of the Savings Bank with a proprietary interest in Point Bancorp in a manner designed to encourage such persons to remain in the employment or service with the Savings Bank. The Savings Bank has contributed sufficient funds to the MSBP Trust which enabled the MSBP Trust to purchase Common Stock representing 4% of the aggregate number of shares issued in the Conversion (i.e., 24,700 shares of Common Stock). Awards under the MSBP were made in recognition of prior and expected future services to the Savings Bank of its directors and executive officers responsible for implementation of the policies adopted by the Board of Directors, the profitable operation of the Savings Bank, and as a means of providing a further retention incentive and direct link between compensation and the profitability of the Savings Bank.


    The options granted under the Option Plan and the MSBP will be exercised prior to the Merger and exchanged for shares of One Valley Common Stock.



    There were no grants of options during fiscal year 1994.


                   OPTION EXERCISES AND YEAR-END VALUE TABLE



 Aggregated Option /SAR Exercises in Last Fiscal Year, and FY-End Option/SAR Value

   (a)                (b)              (c)                            (d)                (e)
                                                           Number of Securities   Value of Unexercised
                                                          Underlying Unexercised      In-the-Money
                                                                Options/SAR           Options/SARs
                                                                at FY-End (#)         at FY-End ($)
                  Shares Acquired                                Exercisable/       Exercisable/
Name               on Exercise (#)    Value Realized ($)(1)     Unexercisable      Unexercisable

Maye R. Smith      --               --                        15,437             $266,288/$0(1)

    (1) The Point Bancorp Common Stock is thinly traded and had a bid price of $20.00 at September 30, 1994. Sales and purchases of the Point Bancorp Common Stock occurred at prices ranging between $14.50 and $20.00 during the fiscal year ended September 30, 1994. The mean trading price of the Point Bancorp Common Stock was $17.25 for the fiscal year ended September 30, 1994. For purposes of calculating the value of unexercisable options, a $17.25 per share price was multiplied by the number of unexercisable options at the end of the fiscal year.

    COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION


    Point Bancorp's Compensation Committee did not meet during the fiscal year ended September 30, 1994. However, the committee did meet subsequent to the fiscal year end to review compensation paid to executive officers and to review any increases in the salary budget for executive officers that took effect during the 1994 fiscal year. The committee reviews various published surveys of compensation paid to executives performing similar duties for depository institutions and their holding companies, with a particular focus on the level of compensation paid by comparable institutions in and around Point Bancorp's market area, including institutions with total assets of between $30 million and $300 million. Although the committee does not set compensation levels for executive officers based on whether particular financial goals have been achieved by Point Bancorp, the committee does consider the overall profitability of Point Bancorp when making these decisions. With respect to each particular executive officer, his or her particular contributions to Point Bancorp over the past year are also evaluated.


    For the fiscal year ended September 30, 1994, Maye R. Smith, President and Chief Executive and Financial Officer, did not receive a salary increase awards of restricted stock and stock options, as disclosed in the Summary Compensation Table. The Committee referred to various published compensation surveys. The committee considered the annual compensation paid to chief executive officers of financial institutions in the State of West Virginia, Ohio and surrounding states with assets of between $30 million to $300 million and the individual job performance of such other chief executive officers in consideration of its specific salary increase decision with respect to compensation paid to Ms. Smith.


      Compensation Committee

                   Gary L. Clarke
                   C. Edwin Cotton
                   Robert C. Doeffinger
                   Theodore H. Ghiz

CERTAIN TRANSACTIONS WITH THE COMPANY


    The Savings Bank, like many financial institutions, has followed a policy of granting various types of loans to officers, directors and employees. The loans have been made in the ordinary course of business and on substantially the same terms and conditions which apply to the Savings Bank's other customers, and do not involve more than the normal risk of collectibility, or present other unfavorable features. All loans by the Savings Bank to its directors and executive officers are subject to regulations of the Office of Thrift Supervision ("OTS") restricting loans and other transactions with affiliated persons of the Savings Bank. Prior to the enactment of the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), the Savings Bank provided loans to officers and directors and other affiliates at reduced interest rates and fees. The preferential rate on mortgage loans could be no less than the greater of (i) the Savings Bank cost of funds plus 100 basis points or (ii) the Internal Revenue Service's applicable federal rate. In addition, the Savings Banks routinely waived its points and application fees for affiliate loans. Effective August 9, 1989, FIRREA required that all such loans be made on terms and conditions comparable to those for similar transactions with non-affiliates. The Savings Bank's affiliates must now qualify for any loans on the same terms and conditions that apply to other customers. Furthermore, loans to an affiliate must be approved in advance by a disinterested majority of the Board of Directors or be within other guidelines established as a result of OTS regulations.


    The following table sets forth the indebtedness of executive officers, directors, and members of the immediate family of an executive officer or director who are or were indebted to the Savings Bank at any time during the fiscal year ended September 30, 1994, in an amount in excess of $60,000. All mortgage loans shown are secured by the borrower's primary residence.

                                                                                            Highest
                                                                                            Balance
                                                 Original                    Prevailing     During        Balance at
  Name and Position                Date          Loan            Interest    Rate at        Year Ended    September
  with Savings Bank   Loan Type    Originated    Amount          Rate        Origination    9/30/94       30,1994

Robert C. Doeffinger, Mortgage     6-8-94        $190,000(2)     7.25        7.25           $190,000      $188,823
Jr. (1)
Director

    (1) The spouse of Mr. Doeffinger is also obligated for the loan amount.



MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES


    Point Bancorp's Board of Directors conducts its business through meetings of the Board. During the fiscal year ended September 30, 1994, the Board of Directors held 16 meetings. No director of Point Bancorp attended fewer than 75% of the total meetings of the Board of Directors and committee meetings on which such Board member served during this period.


    Point Bancorp has a Loan Committee an Audit Committee and a Nominating Committee, but does not have an Executive Committee.


    Point Bancorp's full Board of Directors acts as the Nominating Committee for the annual selection of its nominees for election as directors. While the Nominating Committee will consider nominees recommended by the stockholders, it has neither actively solicited recommendations from stockholders nor established any procedures for this purpose. The Board did not meet in its capacity as the Nominating Committee during fiscal 1994.


    The Audit Committee consists of Directors Cotton, Doeffinger and Smith.
The Audit Committee is responsible for recommending the appointment of Point Bancorp's independent accountants and meeting with such accountants with respect to the scope and review of the annual audit. The Audit Committee did not meet during fiscal 1994.


    Point Bancorp's Board of Directors has appointed a Compensation Committee. The Compensation Committee, reviews at least annually, the salaries and other fringe benefits of its officers and employees. The Compensation Committee is comprised of Directors Clarke, Cotton, Doeffinger, and Ghiz. During the 1994 fiscal year, the Compensation Committee did not meet.

DIRECTORS' COMPENSATION


    During the year ended September 30, 1994, each member of the Savings Bank's Board of Directors received a fee of $650 per month. Mr. Doeffinger received a $500 per month consulting fee in addition to his director's fees. Mr. Ghiz received a legal retainer that averaged approximately $337 per month in addition to his director's fees during the year ended September 30, 1994. No additional fees are paid for Board committee meetings. No separate fees are paid for attendance at Board or Board committee meetings of Point Bancorp.

RATIFICATION OF APPOINTMENT OF AUDITORS


    Trainer, Wright & Paterno were Point Bancorp's independent public accountants for the 1994 fiscal year. Point Bancorp' s Board of Directors has approved Point Bancorp's arrangement with Trainer, Wright & Paterno as auditors for the fiscal year 1995, subject to ratification by Point Bancorp's Shareholders. A representative of Trainer, Wright & Paterno is expected to be present at the Annual Meeting to respond to questions and will have the opportunity to make a statement.


    Approval of the appointment of Trainer, Wright & Paterno requires the affirmative vote of a majority of the votes cast by Point Bancorp's Shareholders. The Board of Directors recommends that Shareholders vote "FOR" the approval of the appointment of Trainer, Wright & Paterno as Point Bancorp's independent Certified Public Accountants for the 1995 fiscal year.

DESCRIPTION OF ONE VALLEY'S SECURITIES


AUTHORIZED COMMON STOCK


    One Valley has authorized capital of 41,000,000 shares, consisting of 40,000,000 shares of Common Stock, with a par value of $10 per share, and 1,000,000 shares of preferred stock with a par value of $10 per share. As of September 30, 1994, 17,533,778 shares of One Valley Common Stock were issued and outstanding. No shares of One Valley's preferred stock are issued and outstanding. As of September 30, 1994, there were approximately 5,750 Shareholders of One Valley.


PREFERRED STOCK


    One Valley is authorized to issue 1,000,000 shares of Preferred Stock, $10 par value per share. One Valley does not have any shares of preferred stock outstanding as of the date of this Prospectus. The Board of Directors of One Valley is authorized by the Articles of Incorporation to provide, without further Shareholder action, for the issuance of one or more series of preferred stock and to fix various terms with respect to each series, including voting powers, designations, preferences, dividend rates, conversion and exchange provisions, redemption provisions, and the amounts which holders are entitled to receive upon any liquidation, dissolution, or winding up of One Valley.


DIVIDENDS AND DIVIDEND RIGHTS


    The Shareholders of One Valley are currently entitled to receive dividends when and as declared by its Board of Directors. Dividends may be paid out of funds legally available therefor, and subject to the restrictions set forth in the West Virginia Corporation Act (West Virginia Code, Sections 31-1-1, ET SEQ.) (the "Corporation Act"). The Corporation Act provides that a corporation may declare and pay a dividend to its Shareholders if the corporation is solvent and if the payment would not render the corporation insolvent. A corporation under the Corporation Act cannot declare a dividend contrary to any restrictions contained in its articles of incorporation. One Valley does not have any such restrictions. Dividends may be declared and paid in cash or property only from the unreserved and unrestricted earned surplus of the corporation except that dividends may be declared and paid in treasury shares or in the corporation's authorized but unissued shares, from unreserved and unrestricted surplus if an amount of surplus is transferred to stated capital equal to the aggregate par value of the shares to be issued or the aggregate stated value fixed by the Board of Directors in the case of shares without par value.


    Historically, One Valley has declared regular quarterly dividends. It is expected that cash dividends of One Valley after the consummation of the Merger will be declared and paid on approximately the same schedule of dates as that now followed with respect to regular cash dividends on the Common Stock of One Valley, which is quarterly. One Valley's future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its Banking Subsidiaries and other facts generally affecting dividend policy.


    Dividends of One Valley and its Banking Subsidiaries which are state banks may be paid out of funds legally available therefor, subject to the restrictions set forth in West Virginia Code, Section 31A-4-25, which provides that before the declaration of any dividend at least one-tenth of the net profits of the preceding half year (in the case of quarterly or semiannual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank's surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank's net profits for that year combined with its retained net profits for the preceding two years. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof, all current operations expenses, actual losses and all federal and state taxes.

    For those Banking Subsidiaries of One Valley which are national banks, dividends may be paid out of funds legally available therefor, subject to the restrictions set forth in the United States Code. The United States Code generally provides that the board of directors of any national banking association may, quarterly, semiannually or annually, declare a dividend of so much of the net profits of the association as they shall judge expedient, except that until the surplus fund of the association equals its common capital, no dividends can be declared unless the association has carried to the surplus fund not less than one-tenth part of the association's net profits of the preceding half year in the case of quarterly or semiannual dividends, or no less than one-tenth part of its net profits of the preceding two consecutive half-year periods in the case of annual dividends. The United States Code also provides that if a national banking association sustains losses equal to or exceeding its undivided profits it may not pay a dividend and that a national banking association while engaging in banking operations may never pay a dividend in an amount greater than its net profits on hand less its losses and bad debts. Furthermore, a federal banking agency may prohibit a national banking association from paying a dividend if the agency determines that it would be an unsafe or unsound practice in conducting the business of the bank. The approval of the OCC is required if the total of all dividends declared by an association in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years, less any required transfers to surplus.

VOTING RIGHTS

    All voting rights of One Valley are vested in the holders of One Valley Common Stock. In the election of Directors, the Shareholders of One Valley have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate their votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.


PREEMPTIVE RIGHTS


    Holders of Common Stock presently have no preemptive rights to subscribe to a pro rata share of any future offers of shares by One Valley. Therefore, future shares of Common Stock or other securities may be offered to the investing public or to Shareholders or to both at the discretion of the Board of Directors. If One Valley should decide to issue any or all of these shares, the effect would be to dilute the percentage ownership of the Shareholders who do not acquire a pro rata portion of shares issued.


LIQUIDATION RIGHTS


    The holders of One Valley Common Stock are entitled to share equally in the net assets of One Valley in the event of liquidation or dissolution, subject to the preferential rights, if any, of the holders of any outstanding senior securities. At this time, there are no senior securities of One Valley issued or outstanding.


ASSESSMENT OF SHARES


    The shares of One Valley Common Stock are fully paid and nonassessable.
West Virginia Code Section 31A-4-11 provides that in certain circumstances Shareholders of a state bank may be liable to the creditors of the bank for obligations arising while they are Shareholders in an amount equal to the par value of the shares owned by them unless the bank has its deposits insured by the FDIC or any other federal institution or agency, or the bank has obtained a certificate from the Commissioner of Banking stating that the bank has unimpaired surplus equal to at least 50 percent of the authorized capital of the state bank. Because the deposits of its Banking Subsidiaries are insured by the FDIC, neither One Valley nor its Shareholders are presently subject to this liability. In addition to the foregoing section, West Virginia Code, Section 31A-4-12, provides that the outstanding shares of a bank may be assessed by the officers and directors of the bank if the bank's common stock becomes impaired by losses or otherwise.


SHAREHOLDER APPROVAL OF MERGERS


    Before One Valley can merge or consolidate with other corporations under West Virginia law, the affirmative vote of the holders of a majority of the outstanding shares of each corporation is needed to approve such a merger or consolidation, unless the other corporation is a bank or bank holding company with principal offices in another state or is a national bank. Pursuant to legislation passed by the West Virginia legislature in 1986, if the other corporation is a bank or bank holding company with principal offices outside the State of West Virginia, a proposed merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of One Valley Common Stock, unless the laws of the other state require a higher percentage vote.


    In 1986, the Shareholders of One Valley approved a "Fair Price Amendment" concerning business combinations, such as mergers or consolidations. For a discussion of the Fair Price Amendment. See "Effect of the Merger on Shareholder Rights".

RIGHTS OF DISSENTING SHAREHOLDERS


    Shareholders of One Valley who do not vote all of the shares which are entitled to vote for a proposed merger or consolidation or who give notice at or prior to a shareholder's meeting at which such vote is to be taken that they dissent from the merger or consolidation, may require One Valley to purchase, in cash, those shares so held by them when such merger or consolidation is consummated.


DIRECTORS


    The Bylaws of One Valley authorize its Board of Directors to designate the number of directors of the corporation within a range of 6 to 33. In 1986, the Shareholders of One Valley approved amendments to the Articles of Incorporation and Bylaws of One Valley which (i) classified the Board of Directors of One Valley into three classes, as nearly equal in number as possible, each of which classes, after a transitional arrangement, would serve for three years, with one class being elected each year at the Annual Meeting of Shareholders; (ii) provided that any vacancy in the Board of Directors of One Valley could be filled by the remaining directors then in office, though less than a quorum;
(iii) provided that directors of One Valley may be removed, with or without cause, only with the approval of the holders of at least 80% of the voting power of One Valley entitled to vote generally in the election of directors; and (iv) increased the Shareholder vote required to alter, amend or repeal those amendments to the Articles of Incorporation and to the Bylaws of One Valley from a majority of the voting power to 80% of the voting power of One Valley. See "Effect of the Merger on Shareholders' Rights".


INDEMNIFICATION


    Directors and officers of One Valley or persons serving at the request of One Valley as directors, offices, employees or agents of another corporation or organization (including any of One Valley's subsidiaries), their heirs and personal representatives, are entitled to indemnification as provided in Article V of the Articles of Incorporation of One Valley.


    In general, Article V provides indemnification for reasonable costs, expenses, fees and payments, except in matters in which the person is adjudged liable for gross negligence or willful misconduct. If, in the judgment of the Board of Directors of One Valley, a settlement of any claim, action, suit or proceeding is in the best interests of One Valley, the director or officer will be reimbursed for amounts paid in settlement and reasonable expenses in connection with the settlement.


OTHER CONSIDERATIONS


    Generally, One Valley may purchase, hold and dispose of its own shares but purchases of its own shares may be made only to the extent of unreserved and unrestricted capital surplus. In addition, approval of the Federal Reserve Board may be required before One Valley may purchase its shares.




SUPERVISION AND REGULATION OF POINT BANCORP



GENERAL


    Set forth below is a brief description of certain laws which relate to the regulation of Point Bancorp (the "Company") and the Savings Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

    As a federally-chartered, SAIF-insured, savings association, the Savings Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments must comply with various federal statutory and regulatory requirements. The Savings Bank is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").


    The OTS, in conjunction with the FDIC, regularly examines the Savings Bank and prepares reports for the consideration of the Savings Bank's Board of Directors on any deficiencies that they find in the Savings Bank's operations. The Savings

Bank's relationship with its depositors and borrowers is also regulated to a great extent by federal law, especially in such matters as the ownership of savings accounts and the form and content of the Savings Bank's mortgage documents.

    The Savings Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other savings institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the FDIC or the Congress could have a material adverse impact on the Savings Bank and its operations. The Holding Company will also be required to file certain reports with, and otherwise comply with the rules and regulations of the OTS and the Securities and Exchange Commission ("SEC").


FDICIA


    In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law. The purpose of FDICIA, among other things, is to provide funding to the federal deposit insurance funds insuring the deposits of both banks and savings associations and to impose a number of mandatory measures on savings associations and banks. Many of the provisions have already been incorporated into the regulatory structure and some are discussed herein.


    The FDICIA imposes a number of new mandatory supervisory measures on savings associations, such as the Savings Bank. The FDICIA requires financial institutions to take certain actions relating to their internal operations, including: providing annual reports on financial condition and management to the appropriate federal banking regulators; having an annual independent audit of financial statements performed by an independent public accountant; and establishing an independent audit committee comprised solely of outside directors. The FDICIA also imposes certain operational and managerial standards on financial institutions relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees, and benefits. The FDICIA also requires the FDIC to assess deposit insurance premiums based on risk.


INSURANCE OF DEPOSIT ACCOUNTS


    The Savings Bank's deposit accounts are insured by the SAIF to a maximum of $100,000 for each insured member (as defined by law and regulation). The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") gives the FDIC the authority to suspend the deposit insurance of any savings association without tangible capital. However, if a savings association has positive capital when it includes qualifying intangible assets, the FDIC cannot suspend deposit insurance unless capital declines materially, the institution fails to enter into and remain in compliance with an approved capital plan, or the institution is operating in an unsafe or unsound manner.

    Regardless of an institution's capital level, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator. Management is unaware of any practice, condition or violation that might lead to termination of its deposit insurance.


    The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. The risk-related assessment program provides a transition between the prior flat-rate system and the final risk-related system in place as of January 1, 1994, in accordance with the FDICIA. Under this interim system (which has been continued without substantial change as the permanent system), a bank or thrift will pay within a range of 23 cents to 31 cents per $100 of domestic deposits, depending upon the institution's risk classification. This risk classification is based on an institution's capital group and supervisory subgroup assignment. In addition, the FDIC is authorized to increase such deposit insurance rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF-insured deposits. In setting these increased assessments, the FDIC must seek to restore and preserve the ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. In addition, under the FDICIA, the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC. Based on its review of the interim assessment schedule, management does not expect amounts paid to materially affect results of operation, however, no assurance can be given as to the effect of the new schedule or premiums paid by the Savings Bank. The Savings Bank's federal deposit insurance premium expense for the year ended September 30, 1994 amounted to approximately $98,761.

EXAMINATION FEES


    In addition to federal deposit insurance premiums, savings institutions like the Savings Bank are required by OTS regulations to pay assessments to the OTS to fund the operations of the OTS. The general assessment is paid on a semi-annual basis and is computed based on total assets of the institution, including subsidiaries. The Savings Bank's OTS assessments for the fiscal year ended September 30, 1994 totaled $18,854.


REGULATORY CAPITAL REQUIREMENTS


    OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) a leverage ratio (core capital) equal to 3% of total adjusted assets and (3) a risk-based capital requirement equal to 8.0% of total risk-weighted assets.


    Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), plus purchased mortgage servicing rights valued at the lower of the maximum percentage established by the OTS or the amount includable in core capital. Core capital is defined as common stockholders' equity (including retained income), noncumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, plus purchased mortgage servicing rights valued at the lower of 90% of fair market value, 90% of original cost, or 100% of the current amortized book value as determined under GAAP, and qualifying supervisory goodwill, less nonqualifying intangible assets.


    The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital (which is defined as core capital plus supplementary capital) of 8.0% of risk-weighted assets. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock and the allowance for loan losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans and other assets. As of September 30, 1994, the Savings Bank's risk adjusted assets with 0% risk weighting was $14.4 million, 20% risk weighting was $23.1 million, 50% risk weighting was $11.7 million, and 100% risk weighting was $5.2 million.

    As of September 30, 1994, the Savings Bank had tangible, core and risk-based capital of $10.8 million, $10.8 million, and $11.0 million, respectively, which amounts exceed all applicable fully phased-in regulatory capital requirements of the OTS.

    The following table sets forth the Savings Bank's capital position at September 30, 1994, as compared to the minimum regulatory capital requirements imposed by the OTS at that date.


                                           Percent
                                              of
                                           Adjusted
                            Amount          Assets
                            (Dollars in Thousands)
Tangible Capital:
Regulatory capital           $10,816         19.94%
Regulatory requirement       813             1.50

  Excess                     $10,003         18.44%

Core Capital:
Regulatory capital           $10,816         19.94%
Regulatory requirement       1,627           3.00

  Excess                     $9,189          16.94%

Risk-Based Capital:
Regulatory capital           $11,011         70.43%
Regulatory requirement       1,251           8.00

  Excess                     $9,760          62.43%

    The OTS leverage ratio regulation establishes a core capital ratio of at least 3% for those savings associations in the strongest financial and managerial condition based on the "CAMEL" rating system currently in use by the OTS. Those savings associations receiving a CAMEL rating of "1", the best possible rating on a scale of 1 to 5, will be required to maintain a ratio of core capital to adjusted total assets of 3%. All other savings associations will be required to maintain minimum core capital of at least 4% of total adjusted assets, with a maximum core capital ratio requirement of 5%. In determining the required minimum core capital ratio, the OTS would assess the quality of risk management and the level of risk in each savings association on a case-by-case basis. The OTS has not indicated the standards it will use in establishing the appropriate core capital requirement for savings associations not rated "1" under the CAMEL rating system. At September 30, 1994, the Savings Bank's ratio of core capital to total adjusted assets was 19.94%.


    On January 20, 1993, the OTS issued a statement imposing certain limitations on the inclusion of net deferred tax assets calculated under FAS 109 in regulatory capital. Deferred tax assets that are dependent on future taxable income or the institution's tax planning strategies may only be counted as a component of Tier 1 capital to the lesser of: (i) 10% of Tier 1 capital, or (ii) the amount of such benefits which may be realized within one year. The Savings Bank adopted FAS 109 on March 31, 1994, at which time this regulation became applicable in the determination of its capital ratios. Management anticipates that, for future periods, this regulation will not affect the Association's ability to meet regulatory requirements for a well-capitalized institution.

    On August 31, 1993, the OTS issued a final rule effective January 1, 1994, which sets forth the methodology for calculating an interest rate risk ("IRR") component which is added to the risk-based capital requirements for OTS regulated thrift institutions. Under the final rule, savings associations with a greater than "normal" level of interest rate exposure will be subject to a deduction from total capital for purposes of calculating their risk-based capital requirement. Specifically, interest rate exposure will be measured as the decline in net portfolio value due to a 200 basis point change in market interest rates. The interest rate risk ("IRR") component to be deducted from total capital is equal to one-half the difference between an institution's measured exposure and the "normal" level of exposure, which is defined as two percent of the estimated economic value of its assets.

    The final rule establishes a two quarter "lag" between the reporting date that is used to calculate the IRR component and the effective date of each quarter's IRR component. Under the final rule, the Director of the OTS may waive or defer an institution's IRR component, but not decrease it unless it is as the result of an appeal. The OTS intends to make an appeals process available to institutions under certain circumstances.


PROMPT CORRECTIVE ACTION


    The FDICIA also establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective December 19, 1992, the banking regulators are required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Under the OTS final rule implementing the prompt corrective action provisions, an institution shall be deemed to be: (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier I risk-based capital ratio (core or leverage capital to risk-weighted assets) of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risked -based ratio of 4.0% or more, a leverage capital ratio of 4.0% or more (3.0% under certain circumstances), and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage capital ratio that is less than 4.0% (3.0% in certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and
(v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0% In addition, under certain circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).


    Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA (i) restricting payment of capital distributions and management fees, (ii) requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital, (iii) requiring submission of a capital restoration plan, (iv) restricting the growth of the institution's assets, and (v) requiring prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; restricting interest rates paid by the institution on deposits; requiring replacement of senior executive officers and directors; restricting the activities of the institution and its affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate.


    Any institution that fails to comply with its capital plan or is "significantly undercapitalized" must be, in addition to those restrictions applicable to undercapitalized institutions, subject to one or more of the discretionary supervisory actions set forth above. An institution that becomes "critically undercapitalized" is subject to restrictions on its activities in addition to those applicable to those applicable to significantly undercapitalized institutions. The FDIC must restrict the activities of a critically undercapitalized institution and, among other things, prohibit any material transaction outside the ordinary course of business or engaging in certain transactions with affiliates, without the approval of the FDIC. Furthermore, the OTS must be appointed as a receiver (or conservator with the concurrence of the FDIC) for an institution within 90 days after it becomes critically undercapitalized unless it determines, with the concurrence of the FDIC, that other action will better protect the SAIF. A redetermination of this decision must be made every 90 days. The Savings Bank is currently an adequately capitalized institution.


    DIVIDEND AND OTHER CAPITAL DISTRIBUTION LIMITATIONS


    OTS regulations require the Savings Bank to give the OTS 30 days advance notice of any proposed declaration of dividends and the OTS has the authority under its supervisory powers to prohibit the payment of dividends. In addition, the Savings Bank may not declare or pay a cash dividend on its capital stock if the effect thereof would be to reduce the regulatory capital of the Savings Bank below the amount required for the liquidation account established pursuant to the Savings Bank's Plan of Conversion.

    OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions, based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 institution") and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four quarter period. Any additional capital distributions require prior regulatory approval. As of September 30, 1994, the Savings Bank was a Tier 1 institution. In the event the Savings Bank's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, the Savings Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.


    Finally, under the FDICIA, a savings association is prohibited from making a capital distribution if, after making the distribution, the savings association would be "undercapitalized" (not meet any one of its minimum regulatory capital requirements).


QUALIFIED THRIFT LENDER TEST


    The Home Owners Loan Act ("HOLA"), as amended, requires savings institutions to meet a qualified thrift lender ("QTL") test. If the Savings Bank maintains at least 65% of its portfolio assets (defined as all assets minus intangible assets, property used by the institution in conducting its business and liquid assets equal to 10% of total assets) in Qualified Thrift Investments (primarily residential mortgages and related investments, including certain mortgage-backed securities) ("QTIs") and otherwise qualifies as a QTL, it will continue to enjoy full borrowing privileges from the FHLB of Pittsburgh.
Certain assets are subject to a percentage limitation of 20% of portfolio assets. In addition, savings associations may include shares of stock of the Federal Home Loan Banks, FNMA, and FHLMC as qualifying QTIs. Compliance with the QTL test is measured on a monthly basis in nine out of every 12 months. As of September 30, 1994, the Savings Bank was in compliance with its QTL requirement with 72.09% of its total assets invested in Qualified Thrift Investments.

    A savings association that does not meet a QTL test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the savings association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the savings association shall be restricted to those of a national bank; (iii) the savings association shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the savings association shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the savings association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).


COMMUNITY REINVESTMENT


    Under the Community Reinvestment Act ("CRA"), as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The FIRREA amended the CRA to require, effective July 1, 1990, public disclosure of an institution's CRA rating and require the OTS to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system in lieu of the existing five-tiered numerical rating system. The Savings Bank was graded satisfactory for its overall compliance with the CRA during its last CRA examination on February 12, 1993.

TRANSACTIONS WITH AFFILIATES


    Generally, restrictions on transactions with affiliates require that transactions between a savings association or its subsidiaries and its affiliates be on terms as favorable to the Savings Bank as transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the Savings Bank's capital. Affiliates of the Savings Bank and any company which would be under common control with the Savings Bank. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate which is not a subsidiary. The OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case-by-case basis.


    The Savings Bank's authority to extend credit to executive officers, directors, and 10% shareholders, as well as such entities such persons control are currently governed by Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated by the Federal Reserve Board. Among other things, these regulations require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans the Savings Bank may make to such persons based, in part, on the Savings Bank's capital position, and require certain approval procedures to be followed.
 OTS regulations, with the exception of minor variations, apply Regulation O to savings associations.


LIQUIDITY REQUIREMENTS


    The OTS requires savings institutions to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, and specified United States government, state or federal agency obligations) equal to a monthly average of not less than a specified percentage of its net withdrawable deposits plus short-term borrowings. This liquidity requirement, which is currently 5%, may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flow of member savings associations.
Current regulations also require each member institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The Savings Bank's average daily liquidity and short-term liquidity ratios for the month ended September 30, 1994 were 28.72% and 49.02%, respectively, which exceeded the then applicable requirements.


FEDERAL HOME LOAN BANK SYSTEM


    The Savings Bank is a member of the FHLB of Pittsburgh, which is one of 12 regional FHLBs that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.


    As a member, the Savings Bank is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. As of September 30, 1994, the Savings Bank had $268,000 in FHLB stock, which was in compliance with this requirement.


    FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. For the year ended September 30, 1994, dividends paid by the FHLB of Pittsburgh to the Savings Bank totalled $17,463.


FEDERAL RESERVE SYSTEM


    The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy the liquidity requirements that are imposed by the OTS.

    Savings associations have authority to borrow from the Federal Reserve Bank "discount window," but Federal Reserve policy generally requires savings associations to exhaust all OTS sources before borrowing from the Federal Reserve System. The Savings Bank had no discount window borrowings at September 30, 1994.


HOLDING COMPANY REGULATION


    The Company is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Company is required to file reports with the OTS and is subject to regulation and examination by the OTS.
In addition, the OTS will have enforcement authority over the Company and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. This regulation and oversight is intended primarily for the protection of the depositors of the Savings Bank and not for stockholders of the Company.

    As a unitary savings and loan holding company, the Company generally is not subject to activity restrictions, provided the Savings Bank satisfies the QTL test. If the Company acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries (other than the Savings Bank or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.


    The Company must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.



EXPERTS



    The consolidated financial statements of Point Bancorp at September 30, 1994, and 1993, and for each of the years in the three year period ended September 30, 1994, appearing in this Proxy Statement, have been audited by Trainer, Wright & Paterno, independent auditors, whose report thereon appears elsewhere in this Proxy Statement, which is included in this Proxy Statement in reliance upon such firm's reports given upon the authority of such firm as an experts in accounting and auditing.


    The consolidated financial statements of One Valley at December 31, 1993 and 1992, and for each of the years in the period ended December 31, 1993, appearing in One Valley's Current Report on Form 8-K dated January 10, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference such reports are based in part on the report of Crowe, Chizek and Company, independent auditors which in turn are based in part on the reports of S.A. Snodgrass, A.C., indepenent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.




LEGAL MATTERS


    The validity of the One Valley Common Stock to be issued to Point Bancorp Shareholders pursuant to the Merger and certain other legal matters in connection with the Merger will be passed upon for One Valley by Jackson & Kelly, Charleston, West Virginia. James K. Brown, a director of One Valley, is a partner in Jackson & Kelly.


    Certain legal matters in connection with the Merger will be passed upon for Point Bancorp by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C.

OTHER MATTERS


    As of the date of this Proxy Statement, management of One Valley and Point Bancorp know of no other business that will come before the Special Meetings. Should any other matters properly come before the Special Meetings, the proxy in the enclosed form confers upon the person or persons designated to vote the shares discretionary authority to vote the same with respect to any other matter in accordance with the direction of the Board of Directors of Point Bancorp.

                           INDEX  TO  FINANCIAL  STATEMENTS

                                                             PAGE

POINT BANCORP INC.:

    Report of Independent Auditors.......................... F-2

    Consolidated Balance Sheets as of September 30,
      1994 and 1993......................................... F-3

    Consolidated Statements of Income for the Years
      Ended
       December 31, 1994, 1993, and 1992.................... F-4

    Consolidated Statements of Shareholders' Equity
      for the Years Ended
       December 31, 1994, 1993, and 1992.................... F-6

    Consolidated Statements of Cash Flows for the
      Years Ended
       December 31, 1994, 1993, and 1992.................... F-7

    Notes to Consolidated Financial Statements.............. F-9

                          INDEPENDENT AUDITOR'S REPORT



To the Stockholders and
Board of Directors
Point Bancorp, Inc. and Subsidiary
Point Pleasant, West Virginia

    We have audited the accompanying consolidated balance sheets of Point Bancorp, Inc. and Subsidiary as of September 30, 1993 and 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Point Bancorp, Inc. and Subsidiary as of September 30, 1993 and 1994, and the results of its operations and cash flows for each of the years in the three year period ended September 30, 1994 in conformity with generally accepted accounting principles.


    As discussed in Note 1 to the financial statements, the corporation changed its method of accounting for income taxes in October, 1993 to conform with statement of Financial Accounting Standards No. 109.


                                            /s/ Trainer, Wright & Paterno



Huntington, West Virginia
November 18, 1994

                           POINT BANCORP, INC. AND SUBSIDIARY
                               CONSOLIDATED BALANCE SHEET
                                 (AMOUNTS IN THOUSANDS)

                                                          September 30,
                                                        1993         1994
ASSETS:
    Cash and due from financial institutions         $    679    $    486
    Other interest-earning assets (cash equivalents)    3,162       6,491
        Total cash and cash equivalents                 3,841       6,977
    Other interest-earning assets                       2,764       1,387
    Investment securities (estimated market value
        of $18,543 and $16,224) (Note 3)               18,378      16,588
    Mortgage-backed and other asset-backed
        securities (market value of $20,301
        and $18,570) (Note 4)                          19,576      18,973
    Loans receivable, net (Note 5)                     11,488      11,895
    Accrued interest receivable (Note 6)                  451         422
    Federal Home Loan Bank Stock, at cost                 288         268
    Office property and equipment, at cost
        net of accumulated depreciation and
        amortization (Note 7)                             312         296
    Other assets                                           72         129
          TOTAL ASSETS                               $ 57,170    $ 56,93
                     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
    Deposits (Note 8)                                      $42,962     $42,493
    Borrowed funds (Note 9)                                    500         500
    Advances from borrowers for taxes
       and insurance                                            68          74
    Current income taxes payable                                16          20
    Deferred income taxes (Note 10)                             72          29
    Accrued expenses and other liabilities                     189         136
          TOTAL LIABILITIES                                 43,807      43,252

STOCKHOLDERS' EQUITY
    Serial preferred stock, $.01 par value,
    500,000 shares authorized; none outstanding
    Common stock, $.01 par value, 1,250,000 shares
      authorized; issued and outstanding:
       - 642,200 shares September 30, 1993 and 1994              6           6
    Additional paid-in capital                               5,962       5,962
    Retained earnings - substantially restricted (Note
      10)                                                    7,580       7,818
    Less common stock acquired by management
    stock bonus plan (Note 14)                                (185)       (103)
          TOTAL STOCKHOLDERS' EQUITY                        13,363      13,683
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                            $ 57,170    $ 56,935

                          POINT BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF INCOME
                                (AMOUNTS IN THOUSANDS)



                                              Year ended September 30,
                                              1992      1993       1994
INTEREST AND DIVIDEND INCOME:
    Loans receivable                         $1,204    $1,076    $1,026
    Mortgage-backed and other
       asset-backed securities                1,775     1,526     1,245
    Investment securities                       730       816       898
    Dividends - Federal Home Loan Bank stock     28        23        17
    Other interest-earning assets               270       241       233
      TOTAL INTEREST AND DIVIDEND INCOME      4,007     3,682     3,419

INTEREST EXPENSE:
    Deposits                                  2,412     1,827     1,654
    Borrowed funds                                         15        25
      TOTAL INTEREST EXPENSE                  2,412     1,842     1,679

      NET INTEREST INCOME                     1,595     1,840     1,740

PROVISION FOR LOSSES ON LOANS                    75        38        24

      NET INTEREST INCOME AFTER PROVISION
      FOR LOSSES ON LOANS                     1,520     1,802     1,716

NON-INTEREST INCOME:
    Fees and service charges                     32        28        31
    Gain on sale of foreclosed real estate        5         2       -0-
    Other (Note 12)                               8        10         5
      TOTAL NON-INTEREST INCOME                  45        40        36

NON-INTEREST EXPENSE:
    Compensation and employee benefits          383       456       489
    Occupancy and equipment                     104        93       101
    Data processing                              72        76        76
    Federal Deposit Insurance premiums           97        88        99
    Professional fees                             9        69        54
    Other (Note 12)                             126       195       141
      TOTAL NON-INTEREST EXPENSE                791       977       960
      INCOME BEFORE INCOME TAX EXPENSE          774       865       792

INCOME TAX EXPENSE (NOTE 10)                    320       360       297

   NET INCOME                                $  454    $  505    $  495

                          POINT BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF INCOME
                                (AMOUNTS IN THOUSANDS)


                                                Year ended September 30,
                                                1992       1993       1994
                                                (Dollars in the thousands)
Earnings per common and common equivalent
   share, 1993 subsequent to conversion
  (Notes 1 and 13):
    Net income                                $ --      $  .58        $  .77

                       POINT BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994



                                                             Common
                                                              Stock
                                                            Acquired by
                                    Additional              Management     Total
                             Common  Paid-in    Retained       Stock     Stockholders
                            Stock    Capital    Earnings    Bonus Plan     Equity

Balance -
  September 30, 1991      $    --     $  --        $6,621        $  --      $6,621

Net income for the
  year ended
  September 30, 1992                                  454                      454

Balance -
  September 30, 1992            --        --         7,075                   7,075

Issuance of 642,200
  shares of common
  stock (Note 13)              6         5,962          --            --     5,968

Common stock acquired
  by Management Stock
  Bonus Plan                   --          --           --          (247)     (247)

Amortization of Manage-
  ment Stock Bonus Plan        --          --           --           62         62

Net income for the
  year ended
  September 30, 1993           --          --           505          --        505

Balance -
  September 30, 1993            6        5,962        7,580         (185)    13,363

Amortization of Manage-
  ment Stock Bonus Plan        --           --           --           82         82

Cash dividends, common stock
- - ($40 per share)              --           --         (257)          --       (257)

Net income for the
  year ended
  September 30, 1994
                                                        495                     495

Balance -
 September 30, 1994           $  6     $  5,962    $  7,818    $  (103)     $  13,683

                          POINT BANCORP, INC. AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (AMOUNTS IN THOUSANDS)


                                                          Year ended September 30,
                                                       1992         1993           1994
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                       $   454     $    505     $    495
    Adjustments to reconcile net income to
     net cash provided by operating activities:
    Amortization of premium and discounts - net           48          173          219
       Provision for loan losses on loans
         receivable                                       75           38           24
       Gain on sale of foreclosed real estate             (5)          (2)         -0-
       Depreciation                                       23           21           22
       Provision for deferred income tax                  26          (46)         (43)
       (Increase) decrease in interest
         receivable, and other assets                   (118)          25          (28)
       Increase (decrease) in current income
         taxes payable                                    25          (21)           4
       Increase (decrease) in accrued expenses
        and other liabilities                            (33)          26          (53)
        NET CASH PROVIDED BY
        OPERATING ACTIVITIES                             495          719          640

CASH FLOWS FROM INVESTING ACTIVITIES:
    Loan originations and principal payments
      on loans - net                                 $   414     $    332     $   (431)
    Purchase of investment securities                 (7,742)     (15,790)      (7,735)
    Proceeds from maturity of investment
      securities                                       2,771        7,518        9,344
    Purchase of certificates of deposit
      for investment                                  (2,684)      (2,467)         (99)
    Proceeds from maturity of certificates
      of deposit for investment                        5,972        2,276        1,476
    Purchase of collateralized mortgage
      obligations                                       (229)      (2,649)        (514)
    Principal collected on collateralized
      mortgage obligations                             1,142          628          686
    Purchase of mortgage-backed securities            (4,066)      (5,746)      (4,926)
    Principal collected on mortgage-backed
      securities                                       3,596        7,253        5,319
    Proceeds from sale of foreclosed real estate          30           40
    Purchase of Federal Home Loan Bank stock             (38)
    Proceeds from sale of Federal Home Loan
    Bank stock                                                         28           20
    Purchase of office property and equipment             (3)         (14)          (6)
      NET CASH (USED IN) PROVIDED BY
       INVESTING ACTIVITIES                             (837)      (8,591)       3,134

                          POINT BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                (AMOUNTS IN THOUSANDS)


                                                      Year ended September 30,
                                                  1992           1993            1994

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in demand deposits,
      N.O.W. accounts, passbook savings accounts,
      and certificates of deposit                 $ 1,544     $   (1,770)    $   (469)
    FHLB advances                                      --            500          --
    Net increase (decrease) in advances from
      borrowers for taxes and insurance                (4)            (9)           6
    Proceeds from excess stock subscriptions            --         3,348           --
    Refund of excess stock subscriptions                --        (3,348)          --
    Proceeds from sale of common stock - net of
      conversion cost and MSBP                          --         5,721           --
    Dividends paid                                      --             --         (257)
    Amortization of MSBP
                                                        --            62            82
      NET CASH PROVIDED BY (USED IN)
        FINANCING ACTIVITIES                        1,540          4,504         (638)

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                 1,198         (3,368)       3,136

CASH AND CASH EQUIVALENTS AT THE
   BEGINNING OF THE YEAR                            6,011          7,209        3,841

CASH AND CASH EQUIVALENTS AT THE
   END OF THE YEAR                                $ 7,209     $    3,841     $  6,977

SUPPLEMENTAL DISCLOSURES OF
   CASH FLOWS:
      Cash paid during the period for:
      Interest on deposits                        $ 2,448     $    1,840     $  1,693

      Income taxes                                $   272     $      424     $    335

SUPPLEMENTAL SCHEDULE OF NONCASH
   INVESTING ACTIVITIES:
      Transfer from loans to foreclosed
        real estate                               $   --      $       39     $     --

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

    NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    The Savings Bank provides a full range of banking services to customers through its home office and branch facility located in Point Pleasant, West Virginia. The Savings Bank is subject to competition from other financial institutions and is subject to regulations of certain federal agencies, including periodic examinations by those regulatory agencies. The Savings Bank is also subject to minimum regulatory capital requirements as described more fully in Note 2 to the financial statements.


    In preparing the accompanying financial statements, the Corporation is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ significantly from those estimates. Those estimates and assumptions are described in the following significant accounting policies.


Financial Statement Year End


    The accompanying financial statements have been prepared on a September 30 year-end basis. The Corporation and Savings Bank report on a December 31 calendar year basis for regulatory and income tax purposes.


Principles of Consolidation


    The accompanying consolidated financial statements include the accounts of Point Bancorp, Inc. ("the Corporation") and its wholly-owned subsidiary, Point Pleasant Federal Savings Bank ("the Savings Bank"). All significant intercompany transactions and balances are eliminated in consolidation.


Basis of Accounting


    Assets and liabilities, and revenues and expenses, are recognized on the accrual basis of accounting for financial reporting.


Statement of Cash Flows


    For purposes of reporting cash flows, cash and cash equivalents are defined to include the Corporation's cash on hand, due from financial institutions and short-term interest-earning deposits in financial institutions with original maturities of ninety days or less when purchased. The Corporation reports a net cash flow from customer loan transactions, deposit transactions and advance payments by borrowers for taxes and insurance.

                      POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Investment Securities

    Bonds, notes and debentures are carried at cost, adjusted for premiums and discounts (amortized cost) that are recognized in interest income using the straight line method, which does not differ significantly from the interest method, over the period to maturity. Investment securities are not adjusted to the lower of cost or market since it is management's intention, and management's opinion that the Corporation has the ability, not to trade the securities and to hold them to maturity. Equity securities (nonmarketable FHLB stock) is carried at cost. The Corporation does not intend to use any such securities as part of its asset/liability strategy or to sell any such securities in response to changes in interest rates, changes in prepayment risk or to increase regulatory capital and, therefore, does not consider any of its securities in its portfolio to be held for sale (trading account securities). Gains or losses on the sale of investment securities are determined using the specific-identification method.


Mortgage-Backed and Other Asset-Backed Securities


    Investment in mortgage-backed and other asset-backed securities (consolidated mortgage obligations - CMO's) are stated at cost, adjusted for amortization of premiums and accretion of discounts (amortized cost) by the straight line method. The Corporation has adequate liquidity and capital, and it is management's intention, and management's opinion that the Corporation has the ability, not to trade the securities and to hold them to maturity. Mortgage-backed and other asset-backed securities are, therefore, not adjusted to the lower of cost or market. The Corporation does not intend to use any such mortgage-backed or other asset-backed securities as part of its asset/liability strategy or to sell any such mortgage-backed or other asset-backed securities in response to changes in interest rates, changes in prepayment risk or to increase regulatory capital and, therefore, does not consider any of its mortgage-backed or other asset-backed securities in its portfolio to be held for sale (trading account mortgage-backed or other asset-backed securities). Should any be sold, gains and losses are recognized based on the specific identification method.
All sales are made without recourse.


    The weighted average interest rate for the CMO's is 5.24% and 5.27% at September 30, 1993 and 1994, respectively. Management believes given these rates that prepayment risk is minimal, recoverability is not at risk and the carrying amounts of the CMO's are reasonable.


Loans Receivable


    Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan-origination fees. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Savings Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

                      POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Loans Receivable (Continued)

    Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgement, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.


    Substantially all of the collateral securing the Savings Bank's loans is located in the States of West Virginia and Ohio, certain areas of which include depressed business and real estate markets. Accordingly, the ultimate collectibility of the Savings Bank's loan portfolio are susceptible to changes in market conditions in West Virginia and Ohio and the surrounding region.


    Various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowances for losses on loans and real estate. Such agencies may require the Savings Bank to record additional provisions for losses based upon their evaluation of information available at the time of their examination.


    Interest on loans is accrued only if deemed collectible and is credited to income as earned.


Loan Origination Income and Costs


    Fees for originating loans are deferred for amounts in excess of the Savings Bank's estimated cost of origination. Deferred fees are being amortized to income over the average lives of the related loans using the level-interest-yield method. Any unamortized fees on loans sold are credited to income in the year the transaction occurs.


Foreclosed Real Estate


    Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.


    Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

                      POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment


    Land is carried at cost. Building; leasehold improvement; and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. The Savings Bank computes depreciation on its properties and equipment on the straight-line or declining balance methods over the estimated useful lives of the various classes of assets, which range from three to fifty years.


Earnings Per Share


    Earnings per common and common equivalent share were computed by dividing net income subsequent to the conversion by the weighted average number of shares of common stock and common stock equivalents outstanding subsequent to the conversion discussed in Note 13. Employee and Director stock options are considered common stock equivalents. The weighted-average number of shares outstanding subsequent to the conversion for the calculation of earnings per common and common equivalent share was 642,200.


Income Taxes - Accounting Change


    Effective October 31, 1993, the Corporation changed its method of accounting for income taxes to conform with new requirements of the Financial Accounting Standards Board, Statement of Financial Accounting Standards 109,

    ACCOUNTING FOR INCOME TAXES. Under SFAS 109, the asset and liability approach is used to calculate deferred income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statement and tax bases of assets and liabilities using applicable enacted tax rates. Under the provisions of SFAS 109, the Company elected not to restate prior years' consolidated financial statements. The cumulative effect of initial adoption on prior years' retained earnings was not significant. Additionally, the effect of the adoption of SFAS 109 on net income for fiscal year ended September 30, 1994 was not significant.


    NOTE 2 - FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT (FIRREA) OF 1989


    FIRREA was signed into law in 1989; regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA includes provisions for changes in the federal regulatory structure for institutions, including a new deposit insurance system, increased deposit insurance premiums, and restricted investment activities with respect to noninvestment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing-related assets in order to qualify as a savings institution.

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 2 - FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT (FIRREA) OF 1989 (CONTINUED)

    The regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of tangible assets, a minimum 3% core capital ratio, and a 7.2% risk-based capital ratio. The ability to include qualifying supervisory goodwill for purposes of the core capital ratio requirement will be phased out by January 1, 1995. Additionally, the risk-based capital ratio requirement was increased to 8% on December 31, 1992.


    A reconciliation of shareholders' equity as reported in the accompanying financial statements in accordance with generally accepted accounting principles
(GAAP) to the three components of regulatory capital required by FIRREA as of September 30, 1993 and 1994 is as follows (amounts in thousands):


                                                  September 30, 1993
                                                       Regulatory
                                        GAAP       Tangible     Core       Total
                                      Capital      Capital      Capital   Capital
GAAP capital, before adjust-
  ment                                $10,290
Audit Adjustments:
  Income tax expense                       --
  Accrued expense                          --
GAAP capital, adjusted                $10,290    $10,290     $10,290     $10,290
Nonallowable capital                                  --          --          --
Nonallowable assets                                   --          --          --
Additional capital items-GVA                          --          --         144
Regulatory capital-computed                       10,290      10,290      10,434
Minimum capital requirement                         (811)     (1,622)       (916)
Regulatory capital-excess                        $ 9,479     $ 8,668     $ 9,518

    The Savings Bank, at September 30, 1993, meets the regulatory-tangible-capital of 1.5 percent, core-capital requirement of 3 percent and the risk-based capital requirement of 8 percent of total risk-adjusted assets, as defined by FIRREA. At September 30, 1993, the Savings Bank's regulatory tangible capital was $10,290, or 19 percent of total assets; core capital was $10,290, or 19 percent of total assets; and risk-based capital was $10,434, or 91.09 percent of total risk-adjusted assets, as defined by FIRREA.

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994



NOTE 2 - FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT (FIRREA) OF 1989 (CONTINUED)

                                               September 30, 1993
                                                   Regulatory
                                  GAAP       Tangible     Core        Total
                                Capital      Capital      Capital      Capital

GAAP capital, before adjust-
  ment                            $10,816
Audit Adjustments:
  Income tax expense                   --
  Accrued expense                      --
GAAP capital, adjusted            $10,816    $ 10,816     $10,816     $10,816
Nonallowable capital                               --          --          --
Nonallowable assets                                --          --          --
Additional capital items-GVA                       --          --         195
Regulatory capital-computed                    10,816      10,816      11,011
Minimum capital requirement                      (813)     (1,627)     (1,251)
Regulatory capital-excess                    $ 10,003     $ 9,189     $ 9,760


    The Savings Bank, at September 30, 1994, meets the regulatory-tangible-capital of 1.5 percent, core-capital requirement of 3 percent and the risk-based capital requirement of 8.0 percent of total risk-adjusted assets, as defined by FIRREA. At September 30, 1994, the Savings Bank's regulatory tangible capital was $10,816, or 19.94 percent of total assets; core capital was $10,816, or
19.94 percent of total assets; and risk-based capital was $11,011, or 70.43 percent of total risk-adjusted assets, as defined by FIRREA.

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 3 - INVESTMENT SECURITIES AND OTHER INTEREST-EARNING ASSETS

    As of September 30, 1993, the carrying values, gross unrealized gains and losses and market values of investment securities are as follows (amounts in thousands):


                                     September 30, 1993

                                     Gross         Gross      Estimated
                      Amortized    Unrealized    Unrealized      Market
                        Cost         Gains         Losses         Value

U.S. Government and
  Federal Agencies              $10,275    $119    $ (5)    $10,389

Non-government securities
  including bonds, notes, and
  debentures at amortized cost:
   Domestic corporations          8,103      54      (3)      8,154

TOTAL                           $18,378    $173    $ (8)    $18,543

    The amortized cost and estimated market value of securities at September 30, 1993, by contractual maturity, are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Estimated
                        Amortized       Market
                             Cost        Value

Due in one year or less              $   8,620
                        $   8,666
Due after one year
 through five years                      8,631
                            7,398
Due after five years
through ten years                          625
                            1,921
Due after ten years           502          558
    TOTAL               $  18,378    $  18,543

    Investment securities with a carrying amount of $500 thousand and market value of $558 thousand at September 30, 1993 were pledged to secure customer deposits in excess of $100 thousand.

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 3 - INVESTMENT SECURITIES AND OTHER INTEREST EARNING ASSETS

    As of September 30, 1994, the carrying values, gross unrealized gains and losses and market value of investment securities are as follows (amounts in thousands):


                                       September 30, 1994

                                     Gross          Gross     Estimated
                      Amortized    Unrealized    Unrealized      Market
                       Cost          Gains          Losses         Value

U.S. Government and
  Federal Agencies              $12,123    $ 1    $ (344)    $11,780

Non-government securities
  including bonds, notes, and
  debentures at amortized cost:
   Domestic corporations          4,465      3       (24)      4,444

    TOTAL                       $16,588    $ 4    $ (368)    $16,224

    Management considers the decline in market value to be temporary and, accordingly, no adjustment has been made to the carrying value of the securities nor has any provision for loss been charged to operations.


    The amortized cost and estimate market value of securities at September 30, 1994, by contractual maturity, are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Estimated
                        Amortized       Market
                             Cost      Value__

Due in one year or less $   7,114    $   7,079
Due after one year
 through five years         8,722        8,449
Due after five years
 through ten years            250          234
Due after ten years           502          462

        TOTAL           $  16,588    $  16,224

    Investment securities with a carrying amount of $500,000 thousand and market value of $462,000 thousand at September 30, 1994, were pledged to secure customer deposits in excess of $100 thousand.

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 3 - INVESTMENT SECURITIES AND OTHER INTEREST EARNING ASSETS (CONTINUED)

    During 1993 and 1994, the Savings Bank sold 280 shares and 200 shares, respectively of Federal Home Loan Bank stock back to the Federal Home Loan Bank at par, $28 thousand and $20 thousand.


    Other interest earning assets are summarized as follows:



                                               Amortized Cost
                              September 30,     September 30,
                                 1993             1994
Interest Bearing Checking
 Accounts in other institutions      $3,162         $6,491

Investment in certificates of
 deposits of other institutions       2,764          1,387
                                     $5,926         $7,878


 The contractual maturity of investment in certificates of deposits of other institutions (at amortized cost) are as follows:

                      September 30, 1993
                                                        Weighted
Term to Maturity                                    Average Rate     Amount
One year or less                                            4.08%    $  692
After one year
through five years                                          4.85%     2,072
                                                                     $2,764


                       September 30, 1994

                                                        Weighted
Term to Maturity                                    Average Rate     Amount

   One Year or less                                         5.69%    $1,091
After one year
       through five years                                   4.18%       296
                                                                     $1,387
    All investments in certificate of deposits of other institutions are $100 thousand or less for each certificate issuer.


                                      F-17


                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994



NOTE 3 - INVESTMENT SECURITIES AND OTHER INTEREST EARNING ASSETS (CONTINUED)


    Deposits in interest bearing checking accounts of other institutions representing more than 10% of equity are as follows:

                             At September 30,          At September 30,
                               1993                        1994

 Federal Home Loan Bank      $3,162                    $    6,491

NOTE 4 - MORTGAGE-BACKED AND OTHER ASSET-BACKED SECURITIES

  Mortgage-backed and other asset-backed securities consist of the following
(amounts in thousands):

                              September 30,     September 30,
                                   1993              1994

Federal Home Loan Mortgage
  Corporation                 $       7,449     $       8,549
Federal National Mortgage
  Association                         3,742             3,710
Government National Mortgage
   Association                        5,619             4,137
Collateralized mortgage
  obligations and other
   mortgage-backed securities         2,703             2,517

                                     19,513            18,913
Unamortized premiums and
 discount, net                           63                60

    TOTAL                     $      19,576     $      18,973

                                      F-18


                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 4 - MORTGAGE-BACKED AND OTHER ASSET-BACKED SECURITIES (CONTINUED)

    As of September 30, 1993, the carrying values, gross unrealized gains and losses and market values of mortgage backed and other asset-backed securities are as follows (amounts in thousands):


                                          September 30, 1993
                              Gross       Gross
                           Amortized   Unrealized      Unrealized     Market
                             Cost         Gains         Losses        Value

Federal Home Loan
 Mortgage Corporation       $  7,475    $ 184            $  (1)    $  7,658
Federal National Mortgage
 Association                   3,784      145            3,929
Government National
 Mortgage Association          5,616      391                         6,007
Collateralized mortgage
 obligations and other
 mortgage-backed securities    2,701        7               (1)       2,707
      TOTAL                 $ 19,576    $ 727            $  (2)    $ 20,301

    As of September 30, 1993, maturities of mortgage-backed and other asset-backed securities, including estimated maturities based on prepayment assumptions, were as follows (amounts in thousands):

Due in one year or less         $
Due after one year
 through five years              7,385
Due after five years
 through ten years               4,446
Due after ten years              7,745
   TOTAL                        19,576

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 4 - MORTGAGE-BACKED AND OTHER ASSET-BACKED SECURITIES (CONTINUED)

    As of September 30, 1994, the carrying values, gross unrealized gains and losses of mortgage-backed and other asset-backed securities are as follows (amounts in thousands):


                                              September 30, 1994
                                              Gross            Gross
                              Amortized     Unrealized      Unrealized   Market
                              Cost            Gains         Losses       Value
Federal Home Loan
  Mortgage Corporation       $ 8,577          $ 16           $ (320)    $ 8,273
Federal National Mortgage
  Association                  3,724            44             (127)      3,641
Government National
  Mortgage Association         4,136           133              (52)      4,217
Collateralized mortgage
  obligations and other
  mortgage-backed securities   2,536             1              (98)      2,439
    TOTAL                    $18,973          $194           $ (597)    $18,570

    Management considers the decline in market value to be temporary and, accordingly, no adjustment has been made to the carrying value of the mortgage-backed and other asset-backed securities nor has any provision for loss been charged to operations.


    As of September 30, 1994, maturities of mortgage-backed and other asset-backed securities, including estimated maturities based on prepayment assumptions, were as follows (amounts in thousands):

Due in one year or less        $
Due after one year
  through five years            7,828
Due after five years
  through ten years             4,639
Due after ten years             6,506
     TOTAL                     18,973

   At September 30, 1994, the Savings Bank had no purchase commitments outstanding.

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 5 - LOANS RECEIVABLE

  Loans receivable consists of the following (amounts in thousands):


                                    September 30,     September 30,
                                             1993              1994
First mortgage loans (principally
  conventional):
   Principal balances:
    Secured by one-to-four family
     residences                     $      10,552     $      10,988
    Secured by other properties               723               689
    Construction                               64                20
                                           11,339            11,697
    Less:
     Deferred loan origination fees           (24)              (23)
                                           11,315            11,674
    Less allowances for loan losses          (199)             (223)
      Total first mortgage loans           11,116            11,451
    Less loans in process                     (64)              (20)
                                           11,052            11,431
Other loans:
   Principal balances:
    Deposit loans                             436               464
LOANS RECEIVABLE-NET                $      11,488     $      11,895

    The following table sets forth the maturity of the loan portfolio at September 30, 1994. The Savings Bank had no adjustable-rate loans at September 30, 1994.


                   1-4 Family
                  Real Estate     Commercial    Multi-
                     Mortgage    Real Estate    Family    Construction    Deposits       Total
Amounts Due:
Within 1 year     $        73    $        --    $  519    $         20    $    464    $  1,076
After 1 year
   1 to 3 years           249             --        --              --          --         249
   3 to 5 years           408             78        --              --          --         486
   5 to 10 years        2,709             --        --              --          --       2,709

   10 to 20 years       7,313             --        --              --          --       7,313
   Over 20 years          328             --        --              --          --         328
Total due after
   one year            11,007             78        --              --          --      11,085
Total amount due  $    11,080    $        78    $  519    $         20    $    464    $ 12,161

    As of September 30, 1994 certain mortgage loans are pledged as collateral pursuant to an agreement with the Federal HomeLoan Bank of Pittsburgh.

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 5 - LOANS RECEIVABLE (CONTINUED)

 Activity in the allowance for loan losses is summarized as follows (amounts in thousands):

                                    September 30,
                                1992     1993    1994

Balance at beginning of year    $ 99    $174     $199
Provision charged to income       75      38       24
(Charge-offs)                     --     (13)      --
Recoveries                        --      --       --

Balance at end of year          $174    $199     $223


    At September 30, 1993 and 1994, the Savings Bank had $418 thousand and $114 thousand, respectively, in fixed rate loan commitments outstanding.


    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the counterparty.


    Loans serviced by the Savings Bank for the benefit of others at September 30, 1993 and 1994 were $1,302 thousand and $961 thousand, respectively.


NOTE 6 - ACCRUED INTEREST RECEIVABLE

 Accrued interest receivable is summarized as follows (amounts in thousands):

                                    September 30,
                                   1993      1994
Loan receivable                   $  68    $  72
Investment securities               229      196
Mortgage-backed and other
  asset-backed securities           135      125
Other interest-earning assets        19       29
     TOTAL                        $ 451    $ 422

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 7 - OFFICE PROPERTY AND EQUIPMENT

    Office property and equipment and related accumulated depreciation and amortization are summarized as follows (amounts in thousands):

                                  September 30,
                                1993       1994

[S]                            [C]       [C]
Cost:
  Land                         $  62     $  62
  Building                       445       445
  Leasehold improvements          37        37
  Parking lot improvements        11        11
  Furniture and equipment        249       255
  Automobile                      12        12
Total premises and equipment     816       822
Less: Accumulated depreciation
        and amortization        (504)     (526)
        TOTAL - NET            $ 312     $ 296

    Depreciation and amortization expense for the years ended September 30, 1992, 1993 and 1994 totaled $23 thousand, $21 thousand and $22 thousand, respectively.

NOTE 8 - DEPOSITS

    Deposits at September 30 are summarized by interest rates and certificate maturities as follows (amounts in thousands):


                                     September 30,
                               1993                1994

                         Amount   Percent   Amount    Percent

Savings accounts:
 Passbook and club
  accounts, 3.50% 1993,
  3.25% 1994            $13,952     33%    $12,880     30%

Demand (NOW accounts),
 3.25% 1993, 2.85% 1994   1,685      4       1,968      5

Money market accounts,
 3.00% 1993, 2.85% 1994   1,861      4       1,428      3
TOTAL SAVINGS
 ACCOUNTS                17,498     41%     16,276     38%

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 8 - DEPOSITS (CONTINUED)

                                      September 30,
                                 1993               1994
                          Amount   Percent    Amount   Percent
Certificate accounts:
Certificates of
  deposit:

   2.00 - 2.99%         $    --      --%    $   186      --%
   3.00 - 3.99%         $ 7,180      17%      5,563      13
   4.00 - 4.99%          12,214      28      14,716      35
   5.00 - 5.99%              --      --       1,153       3
   6.00 - 6.99%           1,268       3          --      --

   7.00 - 7.99%              57      --          16      --


  Jumbo certificates:
   4.00 - 4.99%           2,700       6       2,500       6

  Individual retirement
   Accounts (IRA):
   4.00 - 4.99%           1,942       5       2,083       5
   5.00 - 5.99%             103      --          --      --

TOTAL CERTIFICATE
  ACCOUNTS               25,464      59%     26,217      62%

   TOTAL                $42,962     100%    $42,493     100%

    The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of over $100 thousand was approximately $2,700 thousand and $2,500 thousand at September 30, 1993 and 1994, respectively.


    At September 30, 1993 and 1994, scheduled maturities of certificates of deposit are as follows (amounts in thousands):


                                     September 30,
                               1993              1994
                         Amount  Percent   Amount    Percent

Certificate maturities:
  12 months or less     $18,193     71%    $18,967     72%
  13 months - 36 months   6,379     25       6,810     26
  37 months and over        892      4         440      2
     TOTAL              $25,464    100%    $26,217    100%

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 8 - DEPOSITS (CONTINUED)

 Interest expense on deposits is summarized as follows (amounts in thousands):

                         Years Ended September 30,
                         1992      1993      1994
Money market            $   91    $   65    $   52
Passbook savings           449       470       477
NOW                         63        49        59
Certificates of deposit  1,809     1,243     1,066
   TOTAL                $2,412    $1,827    $1,654


NOTE 9 - BORROWED FUNDS

   Borrowed funds is summarized as follows (amounts in thousands):

                                       At September 30,
                                       1993     1994
Advance from the
Federal Home Loan Bank, 4.96%         $500    $500

    Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), the advance is secured by all stock in the FHLB and qualifying first mortgage loans. Advance at September 30, 1994, has a maturity date of February 22, 1996.


    Interest expense on borrowed funds is summarized as follows (amounts in thousands):


                           Years Ended September 30,
                           1992    1993   1994
Advance from the
 FHLB                     $ --     $15    $25


NOTE10 - FEDERAL AND STATE INCOME TAXES


    As discussed in Note 1, the Corporation adopted Statement of Financial Accounting Standards 109 effective October 31, 1993. Statement of Financial Accounting Standards 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Prior to the adoption of Statement 109, income tax expense was determined under Accounting Principles Board Opinion No. 11.

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994


NOTE 10 - FEDERAL AND STATE INCOME TAXES (CONTINUED)
    Statement 109 requires savings bank to provide a deferred tax liability for bad debt reserves for tax purposes that arose in years beginning after December 31, 1987, and to recognize a deferred tax benefit for the allowance for losses on loans recorded in the financial statements. In accordance with Statement 109, the Association has not provided a deferred tax liability for its statutory bad debt reserve arising prior to December 31, 1987. At current rates, approximately $853 thousand of deferred tax liabilities would have been provided for such reserves.


Income tax expense is summarized as follows:


                Years Ended September 30,
               1992      1993      1994
Federal:
  Current       $242     $343     $285
  Deferred        21      (46)     (40)

                $263     $297      245

State:
  Current       $ 52     $ 64       54
  Deferred        (5)      (1)      (2)
                $ 57     $ 63     $ 52

    The differences between the actual Federal tax expense and the amount that would have been recorded using the federal statutory tax rate of 34% are as follows (amounts in thousands):


                                            Years ended September 30,
                                  1992               1993               1994
                                       % of              % of              % of
                                     pretax            pretax             pretax
                            Amount   earnings  Amount  earnings  Amount  earnings
Computed statutory federal
 tax expense                $289      37.3%    $294      34.0%    $269       34.0%
Change in tax expense
 resulting from:
Management Stock Bonus Plan                      21       2.0       28       3.53
Benefit of State Income Tax
  deduction                  (21)     (2.7)     (22)     (2.5)     (18)     (2.24)
Statutory Bad Debt
 deduction                                                         (29)     (3.65)
Other, net                    (5)      (.6)       4        .5      (5 )      (.74)
Total federal income tax
 expense                    $263      34.0%    $297      34.0%    $245       30.9%

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 10 - FEDERAL AND STATE INCOME TAXES (CONTINUED)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences giving rise to the deferred tax asset/(liability) consist primarily of the allowance for losses on loans, deferred loan fees, accrued revenue and expenditures, and amortization of the management stock bonus plan accounted for differently for financial reporting and tax purposes.


    Significant components of the Corporation's deferred tax assets and liabilities as of September 30, 1994 are as follows:

                                 September 30,
                                      1994

Deferred Tax Assets:
Allowance for losses on loans    $          96
Deferred loan fees                          10
Unamortized management stock
  bonus plan                                62
Accrued expenses                            56
  TOTAL DEFERRED TAX ASSET                 224
Valuation allowance                        (49)
  NET DEFERRED TAX ASSET                   175
Deferred Tax Liabilities:
 Accrued income                           (180)
Prepaid expense                            (24)
  TOTAL DEFERRED TAX LIABILITIES          (204)
  NET DEFERRED TAX LIABILITIES   $         (29)

                              Years Ended September 30,
                              1992    1993      1994

Allowance for loan losses    $--    $   --     $ (47)
Unamortized management stock
 bonus plan                            (26)      (42)
Use of the cash method of
 accounting for tax purposes   10      (10)       49
Other-net                      16      (11)       (2)
   TOTAL                     $ 26    $ (47)    $ (42)

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 10 - FEDERAL AND STATE INCOME TAXES (CONTINUED)
    Savings and loan associations that meet certain conditions prescribed by the Internal Revenue Code are allowed a special bad-debt deduction based on a percentage of taxable income (presently 8 percent) or on specified experience formulas. The Savings Bank used the specific experience method for all years presented.


    Retained earnings at September 30, 1994 include approximately $2,133,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income-tax rate.

NOTE 11 - RELATED PARTY TRANSACTIONS

    At September 30, 1993 and 1994, certain directors were indebted to the Savings Bank in the aggregate amount of $150 thousand and $189 thousand, respectively. These loans are secured by trust deeds and savings accounts. The transactions are summarized as follows (amounts in thousands):

Loans to directors
  Balance as of September 30, 1993     $ 150
  Additional loans                       190
  Repayments                            (151)
  Balance as of September 30, 1994     $ 189

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 12 - OTHER NON-INTEREST INCOME AND EXPENSE

    Other non-interest income and expense amounts are summarized as follows (amounts in thousands):

                                 Years Ended September 30,
                                   1992    1993    1994

Other non-interest income:
  Early withdrawal penalties       $  3    $  4    $  2
  Other                               5       6       3
   TOTAL                           $  8    $ 10    $  5

Other non-interest expense:
  Advertising and promotions       $ 11    $ 11    $ 10
 Audit, accounting and supervisory
    exam fees                        18      28      20
 Printing, postage, stationary and
    supplies                         24      29      26
  Telephone                           8       9       9
  Surety insurance                   18      19      15
 Organizational dues and
    subscriptions                    12      13      10
Taxes, other than income              8      56      18
  Other                              27      30      33
   TOTAL                           $126    $195    $141

NOTE 13 - CONVERSION TO STOCK FORM OF OWNERSHIP


    On August 11, 1992, the Board of Directors of the Association adopted a Plan of Conversion (the "Plan") pursuant to which the Association would be converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank under the name Point Pleasant Federal Savings Bank ("Savings Bank") with the concurrent formation of the Corporation (the "Conversion"). In connection with the Conversion, the Corporation offered and sold 617,500 shares of its common stock, par value $.01 per share, for a price of $10.00 per share. The Conversion was accounted for using the historical cost method of accounting. The members of the Association, entitled to vote on the matter, approved the Plan at a special meeting called for that purpose on December 14, 1992. The Plan was also approved by the Office of Thrift Supervision ("OTS"), subject to the satisfaction of certain conditions imposed by the OTS in its approval.

                       POINT BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994




NOTE 13 - CONVERSION TO STOCK FORM OF OWNERSHIP (CONTINUED)

    The Corporation filed an application with the OTS to become a savings and loan holding company and to acquire all of the common stock of the Savings Bank to be issued in the Conversion. The Corporation retained 50% of the net proceeds from the sale of the Common Stock of the Corporation and used the remaining 50% to purchase all of the outstanding capital stock of the Savings Bank. The Conversion and acquisition of the Savings Bank by the Corporation were simultaneously consummated on December 31, 1992.


    At the time of the conversion the Savings Bank established a "Liquidation Account" in an amount equal to the retained income as of the date of the then most recent financial statements ($6,963,000, unaudited at June 30, 1992) contained in the final conversion Prospectus. The Liquidation Account was established to provide a limited priority claim to the assets of the Savings Bank to qualifying depositors ("Eligible Account Holders") at January 31, 1992 who continue to maintain deposits in the Savings Bank after conversion. In the unlikely event of a complete liquidation of the Savings Bank, and only in such event, each Eligible Account Holder would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.


    Current regulations allow the Savings Bank to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also capital distribution regulations limit the Saving Bank's ability to make capital distributions which include dividends, stock redemptions and repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock for the Savings Bank or its holding company for three years after conversion except for purchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro rata basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria.

                       POINT BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994



NOTE 14 - EMPLOYEE BENEFITS

    Management Stock Bonus Plan (MSBP).

    In conjunction with the Conversion, the Corporation has established the Management Stock Bonus Plan (MSBP) as a method of providing directors, officers and other key employees of the Savings Bank with a proprietary interest in the Corporation in a manner designed to encourage such persons to remain with the Savings Bank. The terms of each MSBP are identical, only the participants and the number of shares awarded to each participant vary. Eligible directors, officers and other key employees of the Corporation will earn (i.e., become vested in) shares of common stock covered by the award at a rate of 33 1/3% per year commencing immediately upon conversion. The Savings Bank contributed funds to the MSBP to enable the Plan to acquire in the aggregate up to 4% or 24,700 shares of common stock issued in the conversion. An expense of $62 thousand and $82 thousand was recorded for the Plan for the years ended September 30, 1993 and 1994.


Stock Option Plan.


    The Board of Directors of the Corporation has adopted the Point Bancorp, Inc. 1992 Stock Option Plan (the "Option Plan"). The number of options authorized under the Option Plan is 10% or 61,750 shares of common stock issued in the Conversion. Officers, directors and employees of the Corporation and its subsidiary are eligible to participate in the Option Plan. The option exercise price must be at least 100% of the fair market value of the common stock on the date of the grant, and the option term cannot exceed 10 years. Eligible officers, directors and employees of the Corporation were able to exercise options awarded to them upon the ratification of the Option Plan by stockholders of the Corporation at a special meeting of stockholders held on September 7, 1993. Upon conversion, 61,750 options were granted and remain outstanding at September 30, 1994, at an exercise price of $10 per share.

                             POINT BANCORP, INC. AND SUBSIDIARY
                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS

    Presented below are the condensed financial statements for the Parent Company, Point Bancorp, Inc.


       CONDENSED BALANCE SHEET
      SEPTEMBER 30, 1993 AND 1994

                                1993      1994
ASSETS:
   Cash                       $   55    $  -0-
Other interest earning assets
   (cash equivalents)            -0-       628
Investment securities          3,008     1,999
Investment in subsidiary       3,267     3,711
Other assets                      26        83
   TOTAL ASSETS               $6,356    $6,421

LIABILITIES:
   Accrued expenses and taxes $   16    $ (157)
   STOCKHOLDERS' EQUITY        6,340     6,578
     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY    $6,356    $6,421

                              CONDENSED STATEMENT OF INCOME
                  PERIOD FROM SEPTEMBER 24, 1992 TO SEPTEMBER 30, 1993
                          AND THE YEAR ENDED SEPTEMBER 30, 1994

                                                       Year
                                  September 24,       Ended
                                    1992 to          September
                               September 30, 1993   30, 1994
INCOME
         Interest income             $ 78              $113

      EXPENSES
         Professional fees             68                46
       Franchise tax                   41               (21)
       Other expenses                   4                31
        TOTAL EXPENSES                113                56

      (LOSS) INCOME BEFORE EQUITY IN
      INCOME OF SAVINGS BANK          (35)               57

Equity in income of Savings Bank      407               444
INCOME BEFORE INCOME TAX EXPENSE      372               501
Income tax expense                     --                 6

NET INCOME                           $372              $495

                             POINT BANCORP, INC. AND SUBSIDIARY
                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        YEARS ENDED SEPTEMBER 30, 1992, 1993 AND 1994

NOTE 15 - PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)

      CONDENSED STATEMENT OF INCOME
      PERIOD FROM SEPTEMBER 24, 1992 TO SEPTEMBER 30, 1993
      AND THE YEAR ENDED SEPTEMBER 30, 1994

                                                                 Year
                                       September 24,            Ended
                                         1992 to              September
                                  September 30, 1993          30, 1994

CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net income                             $   372                $ 495
  Adjustments to reconcile net income to
    net cash (used in) provided by
    operating activities
      Equity in income of Savings Bank      (407)                (444)
      (Increase) in other assets             (26)                 (57)
      Increase (decrease) in other
      liabilities                             16                 (173)
     NET CASH (USED IN) OPERATING
      ACTIVITIES                             (45)                (179)

CASH FLOWS FROM INVESTMENT
ACTIVITIES:
  (Increase) decrease in investment
    securities                            (3,008)               1,009
  Investment in Savings Bank              (3,267)                  --
     NET CASH (USED IN) PROVIDED BY
     INVESTING ACTIVITIES                 (6,275)               1,009

CASH FLOWS FROM FINANCING
ACTIVITIES
  Dividends paid                              --                 (257)
  Proceeds from stock issue, net of
  conversion costs and stock acquired
  by MSBP                                  6,375                   --
     NET CASH PROVIDED BY (USED IN)
     INVESTING ACTIVITIES                  6,375                 (257)

NET INCREASE IN CASH AND
CASH EQUIVALENTS                              55                  573
CASH AND CASH EQUIVALENTS
AT THE BEGINNING OF PERIOD                    --                   55

CASH AND CASH EQUIVALENTS
AT THE END OF PERIOD                        $ 55                $ 628

                                   APPENDIX I

                                   AGREEMENT
                                      AND
                                 PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (hereinafter sometimes referred to as the "Agreement"), made and entered into as of the 2nd day of September, 1994, by and between One Valley Bancorp of West Virginia, Inc. ("One Valley") and Point Bancorp, Inc. ("Point Bancorp").


                                    WITNESSETH:


                                     RECITALS


    A. One Valley is a West Virginia corporation duly organized and validly existing under the laws of the State of West Virginia.


    B. Point Bancorp is a Delaware corporation duly organized and validly existing under the laws of the State of Delaware.


    C. The Board of Directors of Point Bancorp and the Executive Committee of One Valley have each approved this Agreement, authorized the execution hereof in counterparts and the Board of Directors of Point Bancorp has directed that it be submitted for shareholder approval.


    D. One Valley will cause to be formed a wholly-owned West Virginia subsidiary, One Valley Thrift, Inc. ("Thrift").


    E. One Valley and Point Bancorp intend, and it is a condition hereof, that the Merger (as defined below) constitute a tax-free reorganization.


                                    AGREEMENT


    Now, therefore, for and in consideration of the premises and the mutual agreements hereinafter set forth, and in accordance with the provisions of applicable law, the parties agree as follows:


                                    SECTION 1

                                THE PLAN OF MERGER


    1.1 The Merger. On the Effective Date, Point Bancorp shall merge with and into Thrift under the Articles of Incorporation of Thrift (the "Merger"). Thrift shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation").


    1.2 Effects of Merger. On the Effective Date, the corporate name and existence of Point Bancorp shall cease and all of its purposes, powers and objects, and all of its rights, assets, liabilities and obligations, shall pass to and vest in Thrift as the Surviving Corporation without any conveyance or transfer, and Thrift as the Surviving Corporation shall continue to be governed by the laws of the State of West Virginia and shall also succeed to all rights, assets, liabilities and obligations of Point Bancorp in accordance with the West Virginia Corporation Act. Upon the Effective Date of the Merger, the separate existence and corporate organization of Point Bancorp shall cease.

                                   SECTION 2
                       ARTICLES OF INCORPORATION; BYLAWS;
                        BOARD OF DIRECTORS AND OFFICERS

    2.1 Articles of Incorporation. The Articles of Incorporation of Thrift shall continue unchanged as the Articles of Incorporation of Thrift as the Surviving Corporation. From and after the Effective Date, said Articles of Incorporation, as the same may be amended from time to time as provided by law, shall be the Articles of Incorporation of the Surviving Corporation.



                                     A-I-1

    2.2 Bylaws. The Bylaws of Thrift as in effect on the Effective Date shall continue as the Bylaws of the Surviving Corporation until the same shall thereafter be altered, amended or repealed in accordance with law, its Articles of Incorporation, or said Bylaws.


    2.3 Directors and Officers. The directors and officers of Thrift on the Effective Date shall continue as the directors and officers of the Surviving Corporation and shall hold office as prescribed in the Bylaws of the Surviving Corporation and applicable law until their successors shall have been elected and shall qualify.


                                SECTION 3

                        CONVERSION OF SHARES AND OPTIONS


    3.1 Conversion of Shares.  On the Effective Date:


    (a) All issued and outstanding shares of common stock of Thrift shall on the Effective Date of the Merger, be converted into the number of shares of common stock of Point Bancorp outstanding on the Effective Date.


    (b) Each share of common stock of Point Bancorp then issued and outstanding (excluding (i) any shares held in the treasury of Point Bancorp; and (ii) any shares as to which dissenters' rights are exercised pursuant to the requirements of Delaware General Corporation Law all of which shares shall be canceled) shall be converted by the Merger into: (i) six tenths of one (.6) share of common stock of One Valley ("Fixed Exchange Ratio"); and (ii) cash in the amount
$7.10. Each person who, but for the provisions of this Section 3.1 (b), would be entitled to a fractional share interest in the common stock of One Valley as a result of the conversion, upon surrender of certificates theretofore representing shares of common stock of Point Bancorp, shall receive in lieu thereof an amount in cash equal to such fraction multiplied by the average of the last bid and ask price for the common stock of One Valley reported on the National Association of Securities Dealers National Market System on the business day immediately prior to the Effective Date.


    (c) Shareholders of Point Bancorp asserting dissenters' rights under the laws of the State of Delaware shall have their rights determined pursuant to Delaware General Corporation Law and shall be entitled to cash payment pursuant to the terms and provisions of said law with funds to be provided by One Valley.



    (d) From and after the Effective Date, the holders of the certificates representing common stock of Point Bancorp shall cease to have any rights with respect to such shares (except such rights as they may have as dissenting shareholders) and their sole right shall be to receive cash and common stock of One Valley as herein provided.


    (e) If One Valley shall, at any time prior to the Effective Date, (A) issue a dividend in shares of One Valley Common Stock, (B) combine the outstanding shares of One Valley Common Stock into a smaller number of shares, (C) subdivide the outstanding shares of One Valley Common Stock, or (D) reclassify the shares of One Valley Common Stock, then, in any such event, the Fixed Exchange Ratio (as set forth in Section 3.1(b) hereof) shall be adjusted by multiplying the Fixed Exchange Ratio by a fraction the numerator of which is equal to the number of shares of One Valley Common Stock outstanding immediately after the happening of such event and the denominator of which is equal to the number of shares of One Valley Common Stock outstanding immediately prior to the happening of such event.

    (f) Each holder of an option to acquire Point Bancorp common stock may elect, in a written notice delivered to One Valley at least five days prior to the Effective Date, to receive cash in cancellation of his or her option to acquire Point Bancorp common stock (a "Cash Election"). If an option holder makes a Cash Election, such option holder shall receive cash in an amount equal to the product of (A) the difference between (i) the One Valley Market Value (as defined herein) multiplied by the Fixed Exchange Ratio and (ii) the exercise price of the option, multiplied by
(B) the number of shares of Point Bancorp common stock covered by the option, plus (C) the product of $7.10 multiplied by the number of shares of common stock covered by the option. For purposes of this Section 3.1(f), the phrase "One Valley Market Value" shall mean the last bid price for the common stock of One Valley reported on the National Association of Securities Dealers National Market System on the business day immediately prior to the Effective Date.


    3.2 Exchange of Certificates. As soon as practicable after the Effective Date, the certificates representing the outstanding shares of Point Bancorp shall be surrendered to Harris Trust and Savings Bank, or to such other entity as One Valley may direct, as agent ("Exchange Agent") for One Valley and, upon such surrender, the Exchange Agent shall issue and deliver in substitution therefore, cash and certificates representing the number of shares of common stock of One Valley into which such surrendered shares have been converted as hereinbefore provided, and cash in lieu of fractional shares

                                     A-I-2

(without interest). Certificates representing shares of Point Bancorp (other than the shares of common stock of Point Bancorp as to which there are perfected dissenters' rights) which are not surrendered shall be deemed for all purposes to evidence the ownership of the number of shares of common stock of One Valley into which said shares of Point Bancorp shall have been converted as hereinbefore set forth and the right to receive cash in the amount determined pursuant to Section 3.1; provided, however, that One Valley will not distribute to the holder of an unsurrendered certificate for common stock of Point Bancorp dividends declared with respect to common stock of One Valley until such owner shall surrender such certificate, at which time the holder thereof shall be paid the amount of the dividends having a record date on or after the Effective Date theretofore declared with respect to common stock without interest. All such dividends unclaimed at the end of two years from the Effective Date shall be repaid by the Exchange Agent to One Valley, and thereafter the holders of such outstanding certificates shall look, subject to applicable escheat, unclaimed funds and other laws, as general creditors only to One Valley for payment thereof.



    3.3 Closing of Stock Transfer Books. At the close of business on the business day immediately preceding the Effective Date, the stock transfer books of Point Bancorp shall be deemed closed, and no shares of common stock of Point Bancorp shall thereafter be transferred.


                                   SECTION 4
                        REPRESENTATIONS, WARRANTIES AND
                           COVENANTS OF POINT BANCORP

    Except as set forth in the disclosure schedule to be delivered by Point Bancorp to One Valley on or before 30 days from the date of this Agreement (the "Disclosure Schedule"), Point Bancorp represents and warrants to and covenants with One Valley that:


    4.1 Organization and Qualification of Point Bancorp and the Subsidiaries. Point Bancorp is duly organized, validly existing and in good standing as a corporation under the laws of the State of Delaware and has the corporate power to own all of its properties and assets and to carry on its business as it is now being conducted, and neither the ownership of its property nor the conduct of its business requires it to be qualified to do business in any other jurisdiction. Point Bancorp owns 100% of the issued and outstanding shares of stock of Point Pleasant Federal Savings Bank ("Subsidiary"), free and clear of all liens, claims and encumbrances. The Subsidiary is duly organized, validly existing and in good standing as a federal savings bank under the laws of the United States and has the corporate power to own all of its assets and to carry on its business as it is now being conducted. The issued and outstanding shares of stock of Subsidiary are all duly authorized, validly issued, fully paid and nonassessable. Except for Subsidiary, Point Bancorp has no other direct or indirect subsidiaries, and does not own 5% or more of the shares of stock of any other corporation.


    4.2 Authorization of Agreement. The Board of Directors of Point Bancorp has authorized the execution of this Agreement as set forth herein, and subject to the approval of this Agreement by the shareholders of Point Bancorp and all appropriate regulatory authorities as provided in Delaware General Corporation Law and the Rules and Regulations or the Office of Thrift Supervision ("OTS"), Point Bancorp has the corporate power and is duly authorized to merge with Thrift pursuant to this Agreement, and upon its execution and delivery (and assuming due execution and delivery by One Valley) this Agreement is a valid and binding agreement of Point Bancorp enforceable in accordance with its terms.


    4.3 No Violation of Other Instruments. The execution and delivery of this Agreement do not, and the consummation of the Merger will not, (i) violate any provisions of Point Bancorp's Certificate of Incorporation or Bylaws, (ii) violate any provision of, or result in the acceleration of any obligation under or in the termination, if applicable, of, any mortgage, deed of trust, note, lien, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment or decree to which either Point Bancorp or Subsidiary is a party or by which any of them is bound except for such as would not have a material adverse effect on the financial condition, business, properties, or results of operations of Point Bancorp and Subsidiary, taken as a whole, or the transactions contemplated hereby, (iii) violate or conflict with any other material restriction of any kind or character by which either Point Bancorp or Subsidiary is bound, or (iv) enable any person to enjoin the transactions contemplated hereby. After the approval of this Agreement by the shareholders of Point Bancorp and the OTS, Point Bancorp will have taken all action required by law, the Certificate of Incorporation of Point Bancorp, its Bylaws or otherwise to authorize the execution and delivery of this Agreement and to authorize the Merger of Point Bancorp with Thrift pursuant to this Agreement and the consummation of the transactions contemplated hereby.


    4.4 Financial Statements. The consolidated balance sheets of Point Bancorp as of the years ended September 30, 1991, 1992 and 1993, and its statements of income for each of such years, heretofore delivered to One Valley, were prepared in accordance with generally accepted accounting principles consistently applied and those financial statements, as

                                     A-I-3
well as the unaudited balance sheet as of June 30, 1994, and the statement of income for the nine-month period ended June 30, 1994, both of which will be delivered to One Valley, fairly present its financial condition and results of operations as of such date and for such period. The consolidated balance sheet of Point Bancorp as of September 30, 1994, and statement of income for the fiscal year ended September 30, 1994, both of which will be delivered to One Valley, will be prepared in accordance with generally accepted accounting principles consistently applied and will fairly present its financial condition and results of operations as of that date and for such period.



    4.5 No Material Adverse Change. There has been no material adverse change, or development involving a reasonably foreseeable prospective material adverse change, in or affecting the financial condition, businesses, properties, results of operations or prospects of Point Bancorp and Subsidiary, taken as a whole, since September 30, 1993.


    4.6 Form 10-K Annual Report and Other Reports. Point Bancorp's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended September 30, 1993, heretofore delivered to One Valley, does not contain, as of the date thereof, an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. Since January 1, 1992, Point Bancorp has filed with the Securities and Exchange Commission and the OTS all documents and reports required to be filed and such reports do not contain, as of their respective dates, an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. Subsidiary has filed with the OTS and the Federal Deposit Insurance Corporation all documents and reports required to be filed and such reports are accurate and complete in all material respects.


    4.7 No Actions, Etc. There are no actions, suits, claims, proceedings or investigations pending or, to the knowledge of the executive officers or directors of Point Bancorp or Subsidiary, threatened or contemplated against or relating to Point Bancorp or Subsidiary or any of their properties which, individually or in the aggregate, could materially and adversely affect the financial condition, businesses, properties or results of operations of Point Bancorp and Subsidiary, taken as a whole, or the ability of Point Bancorp to consummate the transactions contemplated hereby, and such officers and directors do not know of any basis for any such action or proceeding. Neither Point Bancorp nor Subsidiary is transacting business in violation of any applicable law or regulation which could materially adversely affect the financial condition, businesses, properties or results of operations of Point Bancorp and Subsidiary, taken as a whole, or the ability of Point Bancorp to consummate the transactions contemplated hereby.


    4.8 Capitalization. The authorized capital stock of Point Bancorp consists of (i) 1,250,000 shares of common stock, par value of $.01 per share, 642,200 of which as of the date hereof are issued and outstanding and are validly issued, fully paid and nonassessable, and (ii) 500,000 shares of preferred stock, par value of $.01 per share, none of which is issued. Other than stock options granted under Point Bancorp's Stock Option Plan covering 61,750 shares of common stock of Point Bancorp, there are no options, warrants, calls, reservations for issuance or commitments of any kind relating to, or securities convertible into, Point Bancorp or Subsidiary common stock.


    4.9 Copies of All Contracts, Leases, Etc. Point Bancorp has furnished or will promptly furnish to One Valley true and complete copies of all material contracts, leases and other agreements to which Point Bancorp or Subsidiary is a party or by which any of them is bound and all employment, pension, retirement, stock option, employee stock option, profit sharing, deferred compensation, consultant, bonus, group insurance or similar plans with respect to any of the directors, officers or other employees of Point Bancorp or Subsidiary.


    4.10 Undisclosed Liabilities. Neither Point Bancorp nor Subsidiary has any material liabilities other than those liabilities disclosed on or provided for in the balance sheet as of September 30, 1993, and liabilities incurred since such date in the ordinary course of business consistent with past practices.


    4.11 Title to Properties. Point Bancorp and Subsidiary have good and marketable title to all their property and assets set forth in their balance sheets as of September 30, 1993, except property and assets sold or otherwise disposed of since September 30, 1993, in the ordinary course of business, subject to no liens, mortgages, pledges, encumbrances or charges of any kind except liens reflected on said balance sheet and except liens for taxes and assessments not delinquent, pledges to secure deposits and such other liens and encumbrances and imperfections of title as do not materially affect the value of such property as reflected on said balance sheet and which do not interfere with or impair its present or continued use, and all of their material leases are in full force and effect and neither Point Bancorp nor Subsidiary is in default in any material respect thereunder.



                                     A-I-4

    4.12 Proxy Statement. The information pertaining to Point Bancorp which has been or will be furnished by or on behalf of Point Bancorp or its management for inclusion in the Proxy Statement referred to in Section 10 and the Registration Statement referred to in Section 5.12 or any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.


    4.13 Good Faith. Point Bancorp shall use its best efforts in good faith to take or cause to be taken all action required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of this Agreement at the earliest practicable date and cooperate fully with the other parties to that end.


    4.14 Absence of Regulatory Actions. Neither Point Bancorp nor Subsidiary is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, federal governmental authorities charged with the supervision or regulation of the operations of any of them nor has it been advised by any such governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.


    4.15 ERISA. Neither the Corporation nor the Subsidiary has within the past five calendar years maintained or been required to or has made any contributions to any plan subject to the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended.


    4.16 Labor Disputes. Neither Point Bancorp nor Subsidiary is directly or indirectly involved in or to the knowledge of them threatened with any labor dispute or trouble or organizational effort, including, without limitation, matters regarding actual or alleged discrimination by reason of race, creed, sex, disability or national origin, which might materially and adversely affect the financial condition, assets, businesses or results of operations of any of them.


    4.17 Reserve for Possible Loan Losses. The reserve for possible loan losses shown on the consolidated balance sheet of Point Bancorp as of September 30, 1993, and on the unaudited balance sheet of Point Bancorp dated June 30, 1994, is adequate as of the dates thereof. The reserve for possible loan losses to be shown on the consolidated balance sheet of Point Bancorp as of September 30, 1994, will be adequate as of the date thereof.


    4.18 Knowledge as to Conditions. Point Bancorp knows of no reason relating to Point Bancorp why the approvals, consents and waivers of governmental authorities referred to in Sections 8.1 (b) and 8.1 (c) should not be obtained.


4.19 Taxes.


    (a) Point Bancorp and Subsidiary have filed on a timely basis all Federal Income Tax Returns and all other federal, state, municipal and other tax returns which each of them is required to file, and each has paid all taxes shown to be due on such returns and, in the opinion of its respective Chief Executive and Financial Officers, has adequately reserved for all current taxes;


    (b) Neither the Internal Revenue Service nor any other taxing authority is now asserting against Point Bancorp or Subsidiary, or, to its knowledge, threatening to assert against any of them, any deficiency or claim for additional taxes, interest or penalty;


    (c) There is no pending, or to the knowledge of Point Bancorp or Subsidiary, threatened examination of the Federal Income Tax Returns of Point Bancorp or Subsidiary and, except for tax years still subject to the assessment and collection of additional federal income taxes under the three-year period of limitations prescribed in Section 6501(a) of the Internal Revenue Code, no tax year of Point Bancorp or Subsidiary remains open to the assessment and collection of additional Federal Income Taxes; and


    (d) There is no pending or, to the knowledge of Point Bancorp or Subsidiary, threatened examination of the West Virginia Business and Occupation Tax, Corporate Net Income Tax, Consumer Sales and Use Tax or the Business Franchise Tax (the "West Virginia Taxes") returns of Point Bancorp or any of the Subsidiaries and, except for tax years still subject to the assessment and collection of additional West Virginia Taxes under the applicable statutes of limitations, no tax year of Point Bancorp or Subsidiary remains open to the assessment and collection of additional taxes.



                                     A-I-5

    4.20 Absence of Certain Changes.  Since September 30, 1993:


    (a) There has not been any damage, destruction or loss by reason of fire, flood, accident or other casualty (whether insured or not insured) materially and adversely affecting the assets, financial condition or operations of Point Bancorp or Subsidiary;


    (b) Except in the ordinary course of business, neither Point Bancorp nor Subsidiary has disposed of, or agreed to dispose of, any of its material properties or assets, nor has any of them leased to others, or agreed to so lease, any of such material properties or assets;


    (c) There has not been any change in the authorized, issued or outstanding capital stock of Point Bancorp or Subsidiary, except as provided for in this Agreement, or any material change in the outstanding debt of Point Bancorp or Subsidiary, other than changes due to payments in accordance with the terms of such debt;


    (d) No change has occurred in the personnel who are key personnel with respect to the operations of Point Bancorp or Subsidiary, nor has there been any increase in the compensation or fees payable by either Point Bancorp or Subsidiary to their directors or officers other than increases in the ordinary course of business in accordance with the personnel policies of Point Bancorp or Subsidiary, or any material increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement for or with any of such directors or officers;


    (e) Neither Point Bancorp nor Subsidiary has made any material loan or advance other than in the ordinary course of business;


    (f) Neither Point Bancorp nor Subsidiary has made any expenditure or major commitment for the purchase, acquisition, construction or improvement of any material asset or assets which in the aggregate would be material;


    (g) Neither Point Bancorp nor Subsidiary has entered into any other material transaction, contract or lease or incurred any other material obligation or liability;


    (h) The Subsidiary has not incurred any unusual or extraordinary loan losses;


    (i) There has not been any other event, condition or development of any kind which materially and adversely affects the assets, financial condition or results of operations of Point Bancorp or Subsidiary, and Point Bancorp has no knowledge of any such event, condition or development which may materially and adversely affect the assets, financial condition or operations of Point Bancorp or Subsidiary; and


    (j) Point Bancorp and Subsidiary are, and have been, in substantial compliance with all environmental laws and regulations, and there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending, or, to the knowledge of Point Bancorp or Subsidiary, threatened, before any court, governmental agency or board or other forum against Point Bancorp or Subsidiary for alleged noncompliance with, or liability under, any environmental law or relating to the release into the environment of any hazardous material or oil.


    4.21 Negative Covenants. Except as otherwise contemplated hereby, between the date hereof and the Effective Date, or the time when this Agreement terminates as provided herein, neither Point Bancorp nor Subsidiary, respectively, will, without the prior written consent of One Valley, which consent shall not be unreasonably withheld:


    (a) Make any change in its authorized capital stock or corporate structure;

    (b) Issue, redeem or purchase any shares of its capital stock, securities convertible into its common stock or any long-term debt securities; other than shares of capital stock issued pursuant to the exercise of outstanding stock options granted under the Stock Option Plan of Point Bancorp;

    (c) Issue or grant any options, warrants or other rights to purchase shares of its common stock;


    (d) Declare or pay any dividends or other distributions on any shares of common stock, except a cash dividend in an amount not to exceed $.40 per share to be paid on or before the Effective Date;



                                  A-I-6

    (e) Purchase or otherwise acquire, or agree to acquire, for a consideration any shares of its capital stock (other than in a fiduciary capacity);


    (f) Except as set forth in Section 5.25 enter into or amend any employment contract or pension, retirement, stock option, employee stock option, profit sharing, deferred compensation, consultant, bonus, group insurance or similar plan in respect of any of its directors, officer or other employees or increase its contribution to any pension or other employee benefit plan;


    (g) Take any action materially and adversely affecting the transactions contemplated hereby or this Agreement or the financial condition, businesses, properties or results of operations of Point Bancorp and Subsidiary, taken as a whole;

    (h) Acquire any other company or acquire any branch or, other than in the ordinary course of business, any assets or deposits of any other company;


    (i) Mortgage, pledge or subject to a lien or any other encumbrance any of its assets, dispose of any of its assets, incur or cancel any debts or claims, or take any other action not in the ordinary course of its business as heretofore conducted;


    (j) Except as may be necessary to comply with this Agreement, amend its Certificate of Incorporation or Bylaws;


    (k) Sell, pledge or otherwise dispose of or encumber any of its stock, or any of the stock of Subsidiary or change the capital structure of Subsidiary;


    (l) Sell any securities from its investment portfolio, except in the ordinary course of business;


    (m) Increase the compensation of any officer or employee during or for the years 1994 or 1995 in an amount greater than the increase for any such officer or employee that was awarded in 1993; or


    (n) Enter into any agreement to do any of the foregoing.


    4.22 Additional Covenants.  Point Bancorp covenants and agrees:


    (a) That it will promptly advise One Valley in writing of the name and address of, and number of shares of Point Bancorp held by, each shareholder who elects to exercise his right to dissent to the Merger pursuant to Delaware General Corporation Law;


    (b) That, subsequent to the date of this Agreement and prior to the Effective Date, it will operate its business and the businesses of Subsidiary only in the normal course and in a normal manner consistent with past practices;


    (c) That it will take no action which would adversely affect or delay the ability of Point Bancorp or Subsidiary to obtain any necessary approvals, consents or waivers of any governmental authority required for the transaction contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement;


    (d) That immediately upon the execution of this Agreement it will direct its accountants and attorneys to give One Valley access to all relevant and material information, documents and working papers pertaining to Point Bancorp and Subsidiary; provided, however, that in the event Point Bancorp determines that providing One Valley access to such information, documents and working papers of its attorneys would waive its attorney-client privilege therein and if Point Bancorp determines in its reasonable discretion to assert such privilege and to deny access thereto to One Valley, then, notwithstanding any other provision of this Agreement, One Valley may in its sole discretion immediately terminate this Agreement at any time before the Effective Date;


    (e) That it will use its best efforts in good faith to take or cause to be taken all action required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of the Merger at the earliest possible date and cooperate fully with the other parties to that end;



                                     A-I-7

    (f) That neither Point Bancorp nor its directors, officers or representatives or agents will, directly or indirectly, take any action to solicit, support or encourage any offer or proposal from any other person to acquire Point Bancorp or its assets, or shares of its common stock, or of Subsidiary, or engage in negotiations with or provide information to such person with respect to such offer or proposal, unless the fiduciary duties such persons owe to the shareholders of Point Bancorp so require, and Point Bancorp will immediately notify One Valley if any such offer or proposal is made;


    (g) That it will promptly advise One Valley of any material adverse change in the financial condition, assets, businesses, results of operations or prospects of Point Bancorp or Subsidiary, and any breach of any representation, warranty, covenant or agreement made by Point Bancorp in this Agreement known to Point Bancorp;


    (h) That it will maintain in full force and effect adequate fire, casualty, public liability, employer fidelity and other insurance coverage in accordance with prudent practices to protect Point Bancorp and Subsidiary against losses for which insurance can reasonably be obtained; and


    (i) That it will consult with One Valley as to the form and substance of any press release or other public disclosure concerning matters related hereto, and, except as required by law, shall not issue such release or disclosure without the reasonable consent of One Valley.


                                   SECTION 5
                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                                 OF ONE VALLEY

    One Valley represents and warrants to and covenants with Point Bancorp that:



    5.1 Organization and Qualification of One Valley. One Valley is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia and has the corporate power to own all of its properties and assets and to carry on its business as it is now being conducted.
 Each of the banking subsidiary companies owned by One Valley is duly organized, validly existing and in good standing as either a state banking corporation under the laws of West Virginia or a national bank under the laws of the United States and each has the corporate power to own all of its assets and to carry on its business as it is now being conducted.

    5.2 Authorization of Agreement. The Executive Committee of the Board of Directors of One Valley has authorized the execution of this Agreement as set forth herein, and One Valley has the corporate power to execute and deliver this Agreement, and has taken all action required by law, its Articles of Incorporation, its Bylaws or otherwise to authorize such execution and delivery, the Merger and the consummation of the transactions contemplated hereby, and upon its execution and delivery (and assuming due execution and delivery by Point Bancorp) this Agreement is a valid and binding agreement of One Valley enforceable in accordance with its terms.


    5.3 No Violation of Other Instruments. The execution and delivery of this Agreement do not, and the consummation of the Merger will not, (i) violate any provision of the Articles of Incorporation or Bylaws of One Valley, (ii) violate any provision of, or result in the acceleration of any obligation under or in the termination, if applicable, of, any mortgage, deed of trust, note, lien, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment or decree to which One Valley or any of its subsidiaries is a party or by which it is bound except for such as would not have a material adverse effect on the financial condition, business, properties, or results of operations of One Valley and its subsidiaries, taken as a whole, or the transactions contemplated hereby, (iii) violate or conflict with any other material restriction of any kind or character to which One Valley or any of its Subsidiaries is subject, or (iv) enable any person to enjoin the transactions contemplated hereby. After approval of this Agreement by the Executive Committee of the Board of Directors of One Valley and the OTS, One Valley will have taken all action required by law and its Articles of Incorporation and Bylaws necessary to authorize the execution and delivery of this Agreement and to authorize the Merger of Point Bancorp with Thrift and the consummation of the transactions contemplated hereby.


    5.4 Organization and Qualification of Thrift. One Valley shall cause to be filed with the OTS and the Board of Governors of the Federal Reserve ("Federal Reserve") an application to approve the transaction contemplated hereby. Upon the approval of such application and the issuance of a certificate of incorporation for Thrift by the Secretary of State of the State of West Virginia, One Valley and Point Bancorp shall execute and One Valley shall cause Thrift to execute and enter into an adoption agreement in substantially the form attached as Exhibit A to this Agreement and cause Thrift to take such action as is provided in this Agreement on Thrift's part to be taken.


                                     A-I-8

    5.5 Regulatory Approvals. Prior to the Effective Date, One Valley, separately and jointly with Point Bancorp, shall use its best efforts in good faith to take or cause to be taken as promptly as practicable all such steps as shall be necessary to obtain (i) the prior approval of the OTS for One Valley to organize Thrift and to take all action to effectuate the Merger; (ii) the prior approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, of the Merger; and (iii) all other consents and approvals of governmental agencies as are required by law or otherwise, and shall do any and all things deemed by One Valley and Point Bancorp to be necessary or appropriate in order to cause the Merger to be consummated on the terms provided herein; and (iv) enable any person to enjoin the transactions contemplated hereby. After approval of this Agreement by the Board of Directors of One Valley and the OTS, One Valley will have taken all action required by law and its Articles of Incorporation and Bylaws necessary to authorize the execution and delivery of this Agreement and to authorize the Merger of Point Bancorp with Thrift and the consummation of the transactions contemplated hereby.


    5.6 Financial Statements. One Valley's consolidated balance sheets as of the years ended December 31, 1991, 1992 and 1993, and its statement of income for each of such years, heretofore delivered to Point Bancorp, were prepared in accordance with generally accepted accounting principles consistently applied and those financial statements, as well as the unaudited balance sheet as of September 30, 1994 which will be delivered to Point Bancorp, fairly present and will fairly present its financial condition and results of operations as of such respective dates and for such respective periods.


    5.7 No Material Adverse Change. There has been no material adverse change, or development involving a reasonably foreseeable prospective material adverse change, in or affecting the financial condition, businesses, properties or results of operations of One Valley and its subsidiaries, taken as a whole, since December 31, 1993.

    5.8 Form 10-K Annual Report and Other Reports. One Valley's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1993, heretofore delivered to Point Bancorp, does not contain, as of the date thereof, any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. Since January 1, 1992, One Valley has filed with the Securities and Exchange Commission all documents and reports required to be filed and such reports do not contain, as of their respective dates, an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.


    5.9 No Actions, Etc. There are no actions, proceedings or investigations pending or, to the knowledge of the executive officers or directors of One Valley, threatened or contemplated against or relating to One Valley or any of its subsidiaries or any of its properties, which, individually or in the aggregate, could materially and adversely affect the financial condition, businesses, properties or operations of One Valley and its subsidiaries, taken as a whole, or the ability of One Valley to consummate the transactions contemplated hereby, and such officers and directors do not know of any basis for any action or proceeding. Neither One Valley, nor any of its subsidiaries, is transacting business in violation of any applicable law or regulation which could materially adversely affect the financial condition, businesses, properties or operations of One Valley and its subsidiaries, taken as a whole, or the ability of One Valley to consummate the transactions contemplated hereby.



    5.10 Capitalization. As of the date hereof, the authorized capital stock of One Valley consists of (i) Forty Million shares of common stock, par value of $10 per share, of which 17,110,658 are issued and outstanding and are fully paid and nonassessable, and (ii) One Million shares of preferred stock, par value of $10 per share, none of which is issued.


    5.11 Good Faith. One Valley shall use its best efforts in good faith to take or cause to be taken all action required under this Agreement on its part to be taken as promptly as practicable so as to permit the consummation of this Agreement at the earliest practicable date and cooperate fully with the other parties to that end.


    5.12 Registration. One Valley will cause a Registration Statement (or other appropriate form) to be filed with and declared effective by the Securities and Exchange Commission, appropriate agencies regulating securities, and other governmental agencies having jurisdiction, with respect to the securities to be issued in conjunction with the Merger. The information pertaining to One Valley which will appear in the Registration Statement and Proxy Statement will contain no untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.


                                     A-I-9

    5.13 Copies of Public Information One Valley has made or will make available for review by Point Bancorp all information publicly available concerning One Valley and all pension, retirement, thrift, group insurance or similar plans with respect to any of the directors, officers or other employees of One Valley or its subsidiaries.


    5.14 Undisclosed Liabilities; Taxes. One Valley has no material liabilities other than those liabilities disclosed on or provided for in its balance sheet as of December 31, 1993, and liabilities incurred since such date in the ordinary course of business. One Valley has paid all federal, state and local taxes now due and payable and there are no material tax items now in dispute or anticipated to be disputed.


    5.15 Title to Properties. One Valley has good and marketable title to all its property and assets set forth on its balance sheet as of December 31, 1993, except property and assets sold or otherwise disposed of since December 31, 1993, in the ordinary course of business, subject to no liens, mortgages, pledges, encumbrances or charges of any kind except liens reflected on said balance sheet and except liens for taxes and assessments not delinquent, pledges to secure deposits, and such other liens and encumbrances and imperfections of title as do not materially affect the value of such property as reflected on said balance sheet and which do not interfere with or impair its present or continued use, and all of its leases are in full force and effect and One
Valley is not in default thereunder.


    5.16 Absence of Regulatory Actions. Neither One Valley nor any of its banking subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of the operations of any of them nor has it been advised by any such government authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.


    5.17 Labor Disputes. One Valley is not directly or indirectly involved in or threatened with any labor dispute or trouble or organizational effort, including, without limitation, matters regarding actual or alleged discrimination by reason of race, creed, sex, disability or national origin, which might materially and adversely affect its financial condition, assets, businesses or results of operations.


    5.18 Reserve for Possible Loan Losses. The reserve for possible loan losses shown on the consolidated balance sheet of One Valley as of December 31, 1993, and on the unaudited balance sheet of One Valley dated June 30, 1994, is adequate as of the dates thereof.


    5.19 Knowledge as to Conditions. One Valley knows of no reason relating to One Valley why the approvals, consents and waivers of governmental authorities referred to in Sections 8.1 (b) and 8.1 (c) should not be obtained.


    5.20 Other Transactions. One Valley has had, and will continue to have, negotiations for the acquisition of other banking institutions. Nothing contained herein shall in any manner limit the ability of One Valley to acquire additional banking institutions or other corporations, either before or after the Effective Date, for such consideration (cash, notes, common or preferred stock) and upon such terms and conditions as One Valley deems appropriate. Notwithstanding the foregoing, One Valley will not, and will cause its subsidiaries to not, make or agree to make any acquisition or take any action that materially adversely affects its ability to consummate the transaction contemplated hereby in a reasonably timely manner.


    5.21 Press Release. One Valley will consult with Point Bancorp as to the form and substance of any press release or other public disclosure concerning matters related hereto, and, except as required by law, shall not issue such release or disclosure without the consent of Point Bancorp.


    5.22 Employees of Point Bancorp. One Valley will consider all employees and officers of Point Bancorp and its subsidiary for employment by One Valley after consummation of the Merger based on One Valley's staffing needs.


    5.23 Indemnification. One Valley shall indemnify, and advance expenses (including legal fees and expenses) in matters that may be subject to indemnification to, persons who served as directors and officers of Point Bancorp and its Subsidiary on or before the Effective Date of the Merger with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Date of the Merger in accordance with and subject to


                                     A-I-10
the requirements and other provisions of One Valley's Articles of Incorporation and Bylaws in effect on the date of this Agreement and applicable provisions of law to the same extent as One Valley is obliged thereunder to indemnify and advance expenses to its own directors and officers with respect to liabilities and claims made against them resulting from their service as such to One Valley.

    5.24 Advisory Board. The existing five members of the Board of Directors and the one advisory board member of Point Bancorp will become a community advisory board of Thrift to assist it in developing a business plan for the Point Pleasant market. The advisory Board's role will end twelve months after the Effective Date. Each member of the advisory board will be paid $650 per month for the twelve month period.


    5.25 Employment Agreements.  On the Effective Date of the Merger, One
Valley will make a lump sum payment in cash to Maye R. Smith and Faye R. Hudson in the amount equal to one year of their respective salaries as in effect on the Effective Date and will reimburse each of them for the remainder of each of their lives in an amount equal to the highest Medicare Supplement offered to retirees of One Valley; provided that such persons terminate their respective employment agreements effective as of the Effective Date of the Merger and release in full One Valley from any and all obligations thereunder.


                                   SECTION 6
                                 INVESTIGATION

    Prior to the Closing Date, either party may directly and through its representatives, make such reasonable investigation of the assets and business of the other party and its subsidiaries as deemed necessary or advisable. Each party and its representatives shall have, at reasonable times after the date of execution hereof, during normal business hours and upon reasonable request, full access to the premises and to all the relevant and material books and records of the other party and its subsidiaries.


                                   SECTION 7
                                  NON-SURVIVAL

    Other than Sections 5.22, 5.23, 5.24 and 5.25 hereof, the representations and warranties included or provided herein shall not survive the Effective Date.


                                   SECTION 8
             CONDITIONS PRECEDENT; CLOSING DATE AND EFFECTIVE DATE

    8.1 Conditions Precedent. The consummation of this Agreement and the Merger is conditioned upon the following:


    (a) The shareholders of Point Bancorp shall have approved this Agreement by vote as required by law and final approval of this Agreement shall have taken place as provided in Section 10 hereof, and the Board of Directors of One Valley shall have approved this Agreement;


    (b) OTS shall have approved the acquisition of control of Point Bancorp and Subsidiary by One Valley;


    (c) The Federal Reserve shall have approved the acquisition of control of Point Bancorp and Subsidiary by One Valley;


    (d) The Registration Statement shall have become effective under the 1933 Act, no stop order suspending the effectiveness of such Registration Statement shall be in effect and no proceedings for such purpose shall have been initiated or threatened by or before the Securities and Exchange Commission. All state securities and "blue sky" permits or approvals required (in the opinion of One Valley) to carry out the transactions contemplated by this Agreement shall have been received;

    (e) All other consents, approvals and permissions and the satisfaction of all the requirements prescribed by law which are necessary to the carrying out of the transactions contemplated hereby shall have been procured;


    (f) All delay periods and all periods for review, objection or appeal of or to any of the consents, approvals or permissions required with respect to the consummation of the Merger and this Agreement shall have expired;


                                     A-I-11

    (g) Unless waived by One Valley, the approvals referred to in subparagraphs
(b), (c) and (d) hereof shall not have required the divestiture or cessation of any significant part of the present operations conducted by One Valley, Point Bancorp, and their respective subsidiaries, taken as a whole, and shall not have imposed any other condition which One Valley reasonably deems to be materially disadvantageous or burdensome;


    (h) Unless waived by One Valley, the representations and warranties of Point Bancorp contained in this Agreement shall be correct on and as of the Effective Date in all material respects with the same effect as though made on and as of such date, except as affected by the transactions contemplated by this Agreement and except for changes which are not, in the aggregate, material and adverse to the financial condition, businesses, properties or operations of Point Bancorp, and Point Bancorp shall have performed in all material respects all its obligations and agreements hereunder theretofore to be performed by it; and One Valley shall have received on the Effective Date an appropriate certificate to the foregoing effect dated the Effective Date and executed on behalf of Point Bancorp by one or more appropriate executive officers of Point Bancorp;


    (i) Unless waived by Point Bancorp, the representations and warranties of One Valley contained in this Agreement shall be correct on and as of the Effective Date in all material respects with the same effect as though made on and as of such date, except as affected by the transactions contemplated by this Agreement and except for changes which are not, in the aggregate, material and adverse to the financial condition, businesses, properties, results of operations or prospects of One Valley, and One Valley shall have performed in all material respects all of its obligations and agreements hereunder theretofore to be performed by it; and Point Bancorp shall have received on the Effective Date an appropriate certificate to the foregoing effect dated the Effective Date and executed on behalf of One Valley by one or more appropriate executive officers;


    (j) One Valley shall have received from legal counsel to Point Bancorp a written opinion pertaining to the transactions herein provided for, dated the Effective Date, in form and substance acceptable to counsel for One Valley, and Point Bancorp shall have received from legal counsel to One Valley a customary written opinion pertaining to the transactions herein provided for, dated the Effective Date, in form and substance acceptable to counsel for Point Bancorp;


    (k) Unless waived by One Valley, One Valley shall have received an opinion of counsel to the effect that the transaction will constitute a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;


    (l) Unless waived by Point Bancorp, Point Bancorp shall have obtained an opinion of counsel to the effect that, as to each holder of Point Bancorp common stock who receives One Valley common stock in exchange for his or her Point Bancorp common stock, no gain will be recognized by such shareholder on such exchange; the basis of the One Valley common stock to be received by such Point Bancorp shareholders will be the same as the basis of the Point Bancorp common stock surrendered in exchange therefor; and the holding period of the One Valley common stock to be received by such Point Bancorp shareholders includes the holding period of the Point Bancorp common stock surrendered in exchange therefor, provided their Point Bancorp common stock was held as a capital asset at the time of the exchange;


    (m) Unless waived by One Valley, on or before the Effective Date, all incentive stock options granted pursuant to the 1992 Stock Option Plan of Point Bancorp shall have been exercised or tendered for payment in cash in accordance with the terms of said options;

    (n) Point Bancorp shall have delivered to One Valley a list of all persons known to Point Bancorp who own in excess of 5% of the issued and outstanding stock of Point Bancorp.


    (o) The Employment Agreements referred to in Section 5.25 shall have been amended as set forth in that section.


    (p) The receipt by Point Bancorp of the opinion of its investment banker that the consideration to be paid to stockholders of Point Bancorp pursuant to this Agreement is fair from a financial point of view to such stockholders.


    8.2 Closing Date. The time and date of closing are herein called the "Closing Date". The Closing Date shall be selected by One Valley and shall be within thirty (30) days of approvals of this Agreement by the shareholders of Point Bancorp or the receipt of all of the approvals referred to in Section 8.1(b), (c), (d), (e) and (f), whichever is later. One Valley shall cause the Articles of Merger with respect to the Merger to be filed with the Secretary of State of West Virginia.


                                     A-I-12

    8.3 Effective Date. The Merger shall become effective (the "Effective Date") on the date on which the certificate of merger approving the Merger is issued by the Secretary of State of the State of West Virginia, but in any event no later than the 60th day after receipt of all requisite approvals of regulatory authorities and shareholders.


                                   SECTION 9
                            TERMINATION OF AGREEMENT

    9.1 Grounds for Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date either before or after the meeting of the shareholders of Point Bancorp:


    (a) By mutual consent of Point Bancorp and One Valley;


    (b) By One Valley if there has been a material misrepresentation or breach of warranty in the representations and warranties of Point Bancorp set forth herein, or by Point Bancorp if there has been a material misrepresentation or breach of warranty in the representations and warranties of One Valley set forth herein, which material misrepresentation or breach of warranty has not been cured to the satisfaction of the non-breaching party within 30 days thereof;


    (c) By either Point Bancorp or One Valley upon written notice to the other, if the Effective Date does not occur on or before midnight on May 31, 1995;


    (d) By either Point Bancorp or One Valley if the Merger shall violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or


    (e) In the event that the Disclosure Schedule or One Valley's investigation of Point Bancorp and Subsidiary discloses matters which One Valley in good faith believes either (i) to be inconsistent in any material and adverse respect with any of the representations or warranties of Point Bancorp (without giving effect to the Disclosure Schedule) or (ii) in the reasonable judgment of the Board of Directors of One Valley either (A) to be of such significance as to materially and adversely affect the financial condition or results of operations of Point Bancorp and the Subsidiary, taken as a whole, or (B) to deviate materially and adversely from the financial statements for the year ended September 30, 1993, of Point Bancorp, the Board of Directors of One Valley may elect to terminate this Agreement by giving notice of termination to Point Bancorp within or at the end of the 30 day period following the date of the delivery by Point Pleasant to One Valley of the Disclosure Schedule.

    (f) In the event that Point Bancorp's investigation of One Valley and its subsidiaries discloses matters which Point Bancorp in good faith believes either
(i) to be inconsistent in any material and adverse respect with any of the representations or warranties of One Valley or (ii) in the reasonable judgment of the Board of Directors of Point Bancorp either (A) to be of such significance as to materially and adversely affect the financial condition or results of operations of One Valley and its subsidiaries taken as a whole, or (B) to deviate materially and adversely from the financial statements for the year ended December 31, 1993, of One Valley, the Board of Directors of Point Bancorp may elect to terminate this Agreement by giving notice of termination to One Valley within or at the end of the 30 day period following the date of this Agreement.


    (g) By One Valley in accordance with the provisions of Section 4.22(d).


    9.2 Effect of Termination; Right to Proceed. In the event this Agreement shall be terminated pursuant to Section 9.1, all further obligations of One Valley and Point Bancorp under this Agreement shall terminate without further liability of the parties to one another.


    9.3 Return of Documents in Event of Termination. In the event of the termination of this Agreement for any reason, each party shall forthwith deliver to the other all documents, work papers and other material obtained from it relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, including information obtained pursuant to Section 6 hereof, and will take reasonable steps to have any information so obtained kept confidential.


                                     A-I-13

                                   SECTION 10
                            MEETING OF SHAREHOLDERS

    Point Bancorp shall take all steps necessary to call and hold a special meeting of shareholders, in accordance with applicable law and its Certificate of Incorporation and Bylaws, as soon as practicable for the purpose of submitting this Agreement to its shareholders for their consideration and approval. Point Bancorp will send to its shareholders for purposes of such meetings a proxy statement, which will be in the form contained in the Registration Statement on Form S-4, or any amendments thereto, prepared and filed by One Valley (the "Proxy Statement"). The Board of Directors of Point Bancorp will recommend shareholder approval of this Agreement and will not withdraw such recommendation unless the fiduciary duties such persons owe to the stockholders of Point Bancorp so require.


                                   SECTION 11
                                 BROKERS, ETC.

    Point Bancorp represents and warrants to One Valley, that no broker, or finder, or financial analyst except Berwind Financial Group, Inc., pursuant to an agreement previously provided to One Valley, has been employed, or is entitled to a fee, commission or other compensation, with respect to this Agreement or the transactions contemplated hereby.


                                   SECTION 12
                     GOVERNING LAW; SUCCESSORS AND ASSIGNS;
                         COUNTERPARTS; ENTIRE AGREEMENT

    This Agreement (a) shall be governed by and construed under and in accordance with the laws of the State of West Virginia; (b) shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that this Agreement may not be assigned by any party without the written consent of the other parties hereto;
(c) may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective and binding when one or more counterparts shall have been signed and delivered; and (d) embodies the entire agreements and understandings between Point Bancorp and One Valley relating to the subject matter hereof.


                                   SECTION 13
                               EFFECT OF CAPTIONS
    The captions in this Agreement are included for convenience only and shall not in any way affect the interpretation or construction of any of the provisions hereof.


                                   SECTION 14
                                    NOTICES

    Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered mail, postage prepaid, addressed as follows:


              To Point Bancorp:

              Point Bancorp, Inc.
              610-12 Viand Street
              Point Pleasant, West Virginia  25550
               Attention:  Maye R. Smith, President and CEO


              With a copy to:

              John J. Spidi, Esquire
              Malizia, Spidi, Sloane & Fisch, P.C.
              One Franklin Square
              1301 K. Street, N.W., Suite 700 East
              Washington, DC  20005

                                     A-I-14

To One Valley:

One Valley Bancorp of West Virginia, Inc.
One Valley Square
P. O. Box 1793
Charleston, West Virginia  25326
Attention:  J. Holmes Morrison

With a copy to:

Merrell S. McIlwain, Esquire
One Valley Bancorp of West Virginia, Inc.
One Valley Square
P. O. Box 1793
Charleston, West Virginia  25326


or such other addresses as shall be furnished in writing by either party to the other party. Any such notice or communication shall be deemed to have been given as of the date so mailed.

                                   SECTION 15
                                   AMENDMENTS
    This Agreement may be amended by the written agreement of One Valley and Point Bancorp and without the approval of the shareholders before or after the meeting of shareholders at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that if amended after such meeting of shareholders, no such amendment shall be materially adverse to the shareholders of Point Bancorp.


                                   SECTION 16
                                    EXPENSES

    Each of the parties hereto agrees to pay, without a right of reimbursement from the other party and whether or not the transactions contemplated by this Agreement shall be consummated, the costs incurred by it incident to the performance of its obligations under this Agreement and to the consummation of the Merger and the other transactions contemplated herein, including the fees and disbursements of counsel, accountants and consultants employed by such party in connection therewith; provided, however, that One Valley shall bear the full expense of the printing and mailing of the proxy statement to be used in connection with the shareholder's meeting referenced in Section 10.


                                   SECTION 17
               AGREEMENT TO TAKE NECESSARY AND DESIRABLE ACTIONS

    Point Bancorp and One Valley each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Each Director who has authorized this Agreement hereby further agrees to cooperate fully with the parties, their employees, representatives and agents in consummating the Merger, and that, based upon his or her understanding of the transaction, as proposed, each Director will vote appropriately upon all corporate resolutions toward that end and will take no action inconsistent with the purposes of this Agreement or the consummation of the Merger.


                                     A-I-15

    IN WITNESS WHEREOF, One Valley and Point Bancorp have each caused this Agreement to be executed on its behalf by its officers thereunto duly authorized all as of the day and year first written above.

                    ONE VALLEY BANCORP OF WEST VIRGINIA, INC.


                    By           /s/ J. Holmes Morrison


                          Its   President and Chief Executive Officer


POINT BANCORP, INC.


                    By         /s/ Maye R. Smith
                          Its  President and Chief Executive Officer


                                   A-I-16

                                    APPENDIX II
                                 FAIRNESS OPINION

Board of Directors
Point Bancorp, Inc.
610 Viand Street
Point Pleasant, WV  25550

Ladies and Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Point Bancorp, Inc. ("Point") of the financial terms of the proposed merger whereby Point will be merged with and into a newly formed and wholly-owned subsidiary of One Valley Bancorp of West Virginia, Inc. (collectively, "One Valley"). The terms of the proposed merger (the "Proposed Merger") between Point and One Valley are set forth in the Agreement and Plan of Merger (the "Merger Agreement") and provide that each outstanding share of Point's Common Stock will be converted into (i) .60 shares of One Valley's Common Stock and (ii) cash in the amount of $7.10 with cash to be paid in lieu of any fractional shares.


    Berwind Financial Group, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.


    In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of Point and One Valley; (ii) reviewed the Merger Agreement; (iii) reviewed the stock market performances of Point and One Valley; (iv) studied and analyzed the consolidated financial and operating data of Point and One Valley;
(v) considered the terms and conditions of the Proposed merger between Point and One Valley as compared with the terms and conditions of comparable bank mergers and acquisitions; (vi) met and/or communicated with certain members of Point's and One Valley's senior management to discuss operations, historical financial statements, and future prospects; and (vii) conducted such other financial analyses, studies and investigations as we deemed appropriate.


    Our opinion is given in reliance on information and representations made or given by Point and One Valley and their respective officer, directors, auditors, counsel and other agents, and on filings, releases and other public information issued by Point and One Valley including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Point and One Valley nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.


    With regard to financial and other information relating to the general prospects of Point and One Valley, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the managements of Point and One Valley as to Point's and One Valley most likely future performance. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approval for the Proposed Merger, and in preparation of the final proxy statement, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger to Point. For Point and One Valley, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed the credit files of either Point or One Valley.

    Our opinion is based upon information provided to us by the managements of Point and One Valley, as well as market, economic, financial, and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial considerations of the Proposed Merger and does not constitute a recommendation to the Board of Point.

                                     A-II-1

    Based on the foregoing, it is our opinion that, as of the date hereof, the Proposed Merger between Point and One Valley is fair, from a financial point of view, to the shareholders of Point.


                                    Sincerely,


                                    BERWIND FINANCIAL GROUP, INC.

                                     A-II-2

                                  APPENDIX III

                        DELAWARE GENERAL CORPORATION LAW

                                  SECTION 262

                                APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to s228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation.


    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, or 263 of this Chapter:


    (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger at consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.


    (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257 and 258 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporations described in the foregoing clauses (i) and (ii); (iv) any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing clauses (i), (ii) and (iii) of this subsection.


    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.


    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and
(e), shall apply as nearly as is practicable.


    (d) Appraisal rights shall be perfected as follows:


    (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights

                                    A-III-1
are available pursuant to subsections (b) and (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation before the taking of the vote on the merger or consolidation a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this Chapter, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this Section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.


    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.


    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.


    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.


                                    A-III-2

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery at other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.


    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.


    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.


    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


    (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.


                                    A-III-3

          PART II.    INFORMATION  NOT  REQUIRED  IN  THE  PROSPECTUS

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article V of the Articles of Incorporation of One Valley contains the following indemnification provision:


    Provisions for the regulation of the internal affairs of the corporation are:


    Each director and officer of this corporation, or former director or officer of this corporation, or any person who may have served at its request as a director or officer of another corporation, his heirs and personal representatives, shall be indemnified by this corporation against costs and expenses at any time reasonably incurred by him arising out of or in connection with any claim, action, suit or proceeding, civil or criminal, against him or to which he may be made a party by reason of his being or having been such director or officer except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of a duty to the corporation. If in the judgment of the board of directors of this corporation a settlement of any claim, action, suit or proceeding so arising be deemed in the best interest of the corporation, any such director or officer shall be reimbursed for any amounts paid by him in effecting such settlement and reasonable expenses incurred in connection therewith. The foregoing right of indemnification shall be in addition to any and all other rights to which any director or officer may be entitled as a matter of law.


ITEM 16.  EXHIBITS

2.1       Agreement and Plan of Merger dated as of September 2,
          1994, by and between One Valley Bancorp of West
          Virginia, Inc. and Point Bancorp, Inc.
          (attached as Appendix I to the Joint Proxy
          Statement filed as a part of this
          Registration Statement).

3.1 Articles of Incorporation of One Valley, filed as part of One Valley's 1981 Annual Report on Form 10-K and incorporated herein by reference.

3.2 Articles of Amendment of One Valley dated July 17, 1981, filed as part of One Valley's 1981 Annual Report on Form 10-K and incorporated herein by reference.

3.3        Articles of Amendment of One Valley dated December 3,
           1982, filed as part of One Valley's 1982 Annual Report on Form 10-K and incorporated herein by reference.

3.4 Articles of Amendment of One Valley dated May 6, 1986, filed as part of One Valley's Registration Statement on Form S-4, Registration No. 33-5737, May 15,
           1986, and incorporated herein by reference.

3.5 Articles of Amendment of One Valley dated May 19, 1988, filed as part of One Valley's 1992 Annual Report on Form 10-K and incorporated herein by reference.

3.6 Articles of Amendment of One Valley dated May 26, 1993, filed June 3, 1993.

3.7       Amendments to the Bylaws of One Valley dated June 20,
          1990, and a complete copy of One Valley's Bylaws as amended, filed as part of One Valley's 1990
          Annual Report on Form 10-K and incorporated herein by reference.

5.1 Opinion of Jackson & Kelly as to the legality of the securities being registered and the Merger.

8.1 Opinion of Jackson & Kelly concerning certain federal tax consequences.

10.1 Indemnity Agreement between Resolution Trust Corporation and One Valley, filed as part of One Valley's
           Registration Statement on Form S-2,
           Registration No. 33-43384, October 22, 1991, and incorporated herein by reference.

           Executive Compensation Plans and Arrangements.

10.2 Agreement dated as of May 7, 1985, between One Valley and Thomas E. Goodwin, filed as part of One Valley's
           Registration Statement on Form S-4,
           Registration No. 2-99417, August 5, 1985, and incorporated herein by reference.

10.3 Form of Change of Control Agreement between One Valley and 7 of its Executive Officers, dated as of January 1, 1987, filed as part of One Valley's 1986
           Annual Report on Form 10-K and incorporated herein by reference.

10.4 One Valley Bancorp of West Virginia, Inc., 1983 Incentive Stock Option Plan, as amended, filed as Exhibit No. 4 to One Valley's Registration Statement on Form
           S-8, Registration No. 33-3570, July 2, 1990, and incorporated herein by reference.

10.5       One Valley Bancorp of West Virginia, Inc., Management
           Incentive Compensation Plan, as amended February, 1990, filed as part of One Valley's 1992 Annual
           Report on Form 10-K and incorporated herein by reference.

10.6 One Valley Bancorp of West Virginia, Inc., Supplemental Benefit Plan, as amended April, 1990, filed as part of One Valley's 1992 Annual Report on Form 10-K and incorporated herein by this reference.

10.7 One Valley Bancorp of West Virginia, Inc., 1993 Incentive Stock Option Plan filed as part on One Valley Proxy
           Statement, Registration No. 0-10042 and
           incorporated herein by reference.

21.        Subsidiaries of Registrant.

23.1       Consent of Trainer, Wright and Paterno.

23.2       Consent of Ernst & Young.

23.3       Consent of Berwind Financial Group, Inc.

23.4 Consent of Jackson & Kelly (filed as part of the opinions of Jackson & Kelly in Exhibits 5.1 and 8.1).

23.5       Consent of Crowe, Chizek and Company

23.6       Consent of S.A. Snodgrass, A.C.

25.1       Power of Attorney.

99.2       Form of Proxy

99.3       Opinion of Berwind Financial Group, Inc., (attached as
           Appendix II to the Proxy Statement filed as a part of this Registration Statement).

Item 22.  Undertakings


    (a) The undersigned registrant hereby undertakes:


    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.


    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



    (b) The registrant hereby undertakes:


    (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.


    (2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.



    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (4) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


    (5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, ONE VALLEY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON BEHALF OF THE UNDERSIGNED, THEREUNTO IN THE CITY OF CHARLESTON, STATE OF WEST VIRGINIA, ON THE 9TH DAY OF JANUARY, 1995.


                                 ONE  VALLEY  BANCORP  OF
                                 WEST  VIRGINIA,  INC.


                                 By:   /s/ J. Holmes Morrison
                                 J. HOLMES MORRISON, President
                                 and Chief Executive Officer


                                 By:   /s/ Laurance G. Jones
                                 LAURANCE G. JONES
                                 Senior Vice President and Treasurer
                                 (Principal Financial Officer)


                                  By:  /s/ James A. Winter
                                  JAMES A. WINTER, Vice President
                                  and Chief Accounting Officer
                                  (Principal Accounting Officer)

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

SIGNATURE                   TITLE                DATE

          *
PHYLLIS H. ARNOLD           Director             January 9, 1995

          *
CHARLES M. AVAMPATO         Director             January 9, 1995

          *
ROBERT F. BARONNER          Director             January 9, 1995

C. MICHAEL BLAIR            Director             January 9, 1995


          *
JAMES K. BROWN              Director             January 9, 1995

          *
JOHN T. CHAMBERS            Director             January 9, 1995

          *
NELLE RATRIE CHILTON        Director               January 9, 1995

          *
RAY M. EVANS, JR.           Director               January 9, 1995

JAMES GABRIEL                Director              January 9, 1995


PHILLIP H. GOODWIN           Director              January 9, 1995

          *
THOMAS E. GOODWIN            Director              January 9, 1995

          *
CECIL B. HIGHLAND, JR.       Director              January 9, 1995

          *
ROBERT E. KAMM, JR.          Director              January 9, 1995

          *
DAVID E. LOWE                Director              January 9, 1995


JOHN D. LYNCH                Director              January 9, 1995

          *
EDWARD H. MAIER              Director              January 9, 1995

/s/ J. Holmes Morrison       President,            January 9, 1995
J. HOLMES MORRISON           Chief Executive
                             Officer & Director

          *
CHARLES R. NEIGHBORGALL, III Director              January 9, 1995


ROBERT O. ORDERS, SR.        Director              January 9, 1995

          *
JOHN L. D. PAYNE             Director              January 9, 1995

          *
ANGUS E. PEYTON              Director              January 9, 1995
          *
LACY I. RICE                 Director              January 9, 1995

          *
BRENT D. ROBINSON            Director              January 9, 1995

          *
JAMES W. THOMPSON            Director              January 9, 1995

          *
J. LEE VAN METRE, JR.        Director              January 9, 1995

          *
RICHARD B. WALKER            Director              January 9, 1995

H. BERNARD WEHRLE, III      Director              January 9, 1995

          *
JOHN H. WICK, III           Director              January 9, 1995

          *
THOMAS D. WILKERSON         Director              January 9, 1995

* By /s/ J. Holmes Morrison                       January 9, 1995
         Attorney-in-fact


                                 EXHIBIT  INDEX

2.1    Agreement and Plan of Merger dated as of September 2, 1994, by and between One Valley Bancorp of West
       Virginia, Inc. and Point Bancorp Inc. (attached as Appendix I to the Proxy Statement filed as a part of this
        Registration Statement).

3.1    Articles of Incorporation of One Valley, filed as part of One Valley's 1981 Annual Report on Form 10-K and incorporated herein by reference.

3.2     Articles of Amendment of One Valley dated July 17, 1981, filed as part of One Valley's 1981 Annual Report on
        Form 10-K and incorporated herein by reference.

3.3     Articles of Amendment of One Valley dated December 3, 1982, filed as part of One Valley's 1982 Annual Report on Form 10-K and incorporated herein by reference.

3.4     Articles of Amendment of One Valley dated May 6, 1986, filed as part of One Valley's Registration Statement on
        Form S-4, Registration No. 33-5737, May 15, 1986, and incorporated herein by reference.

3.5   Articles of Amendment of One Valley dated May 19, 1988.

3.6     Articles of Amendment of One Valley dated May 26, 1993, filed as part of One Valley's Registration Statement on
        Form S-4, Registration No. 33-50729, October 22, 1993 and incorporated herein by reference..

3.7.    Amendments to the Bylaws of One Valley dated June 20, 1990, and a complete copy of One Valley's Bylaws as amended, filed as part of One Valley's 1990 Annual Report on Form 10-K and incorporated herein by reference.

5.1     Opinion of Jackson & Kelly as to the legality of the securities being registered.

8.1     Opinion of Jackson & Kelly concerning certain federal tax consequences.

10.1    Indemnity Agreement between Resolution Trust Corporation and One Valley, filed as part of One Valley's
        Registration Statement on Form S-2 Registration  No. 33-43384, October 22, 1991, and incorporated herein by reference.

        Executive Compensation Claims and Arrangements.

10.2    Agreement dated as of May 7, 1985, between One Valley and Thomas E. Goodwin, filed as part of One Valley's
        Registration Statement on Form S-4, Registration No. 2-99417, August 5, 1985, and incorporated herein by reference.

10.3     Form of Change of Control Agreement between One Valley and 7 of its Executive Officers, dated as of January 1,
         1987, filed as part of One Valley's 1986 Annual Report on Form 10-K and incorporated herein by reference.

10.4     One Valley Bancorp of West Virginia, Inc., 1983 Incentive Stock Option Plan, as amended, filed as Exhibit No. 4 to
         One Valley's Registration Statement on Form S-8, Registration No. 33-3570, July 2, 1990, and incorporated herein by reference.
10.5     One Valley Bancorp of West Virginia, Inc., Management Incentive Compensation Plan, as amended February, 1990, filed as part of One Valley's 1992 Annual Report on Form 10-K and incorporated herein by reference.

10.6     One Valley Bancorp of West Virginia, Inc., Supplemental Benefit Plan, as amended April, 1990, filed as part of One
         Valley's 1992 Annual Report on Form 10-K and incorporated herein by reference.

10.7    One Valley Bancorp of West Virginia, Inc., 1993 Incentive Stock Option Plan filed as  part on One Valley Proxy
        Statement, Registration No. 0-10042 and incorporated herein by reference.

21.   Subsidiaries of Registrant.



                                      E-1



23.1  Consent of Trainer, Wright & Paterno

23.2  Consent of Ernst & Young

23.3  Consent of Berwind Financial Group, Inc.

23.4  Consent of Jackson & Kelly (filed as part of the opinions of Jackson & Kelly in Exhibits 5.1 and 8.1).

23.5  Consent of Crowe, Chizek and Company

23.6  Consent of S.A. Snodgrass, A.C.

25.1  Power of Attorney.

99.1  Form of Proxy

99.3  Opinion of Berwind Financial Group, Inc. (attached as Appendix II to the Proxy  Statement filed as a part of this
      Registration Statement)


                                      E-2





